PRELIMINARY OFFERING CIRCULAR

                     DATED DECEMBER 26, 2001

                             FORM OC

                  OFFICE OF THRIFT SUPERVISION
            1700 G Street, NW, Washington, DC  20552
                        Offering Circular
                        - - - - - - - - -

                         SOVEREIGN BANK
      (Exact name of applicant as specified in its charter)
                    1130 BERKSHIRE BOULEVARD
                  (Street address of applicant)
                 WYOMISSING, PENNSYLVANIA 19610
                   (City, State and Zip Code)

                       - - - - - - - - -

     On August 21, 2000, Sovereign Real Estate Investment Trust ("Sovereign REIT"), a subsidiary of Sovereign REIT Holdings, Inc. ("Holdings"), which in turn is a subsidiary of Sovereign Bank (the "Bank"), issued 161,792 of its 12% Series A Noncumulative Exchangeable Preferred Interests (the "REIT Preferred Interests"). Holders of the REIT Preferred Interests are entitled to receive, if declared, noncumulative cash dividends on the REIT Preferred Interests paid semi-annually in arrears on April 30 and October 31 of each year. The REIT Preferred Interests may be redeemed at any time on or after May 16, 2020, by Sovereign REIT, in whole or in part, at a redemption price equal to $1,000 per share, plus accumulated and unpaid dividends for the then-current semi-annual dividend period.

     Upon the occurrence of an Exchange Event, as described herein, each share of the REIT Preferred Interests will be automatically and mandatorily exchanged (the "Automatic Exchange") for one share of Series A Noncumulative Preferred Stock of the Bank (the "Bank Preferred Stock"). The Bank Preferred Stock offered hereby will be issued only upon the occurrence of an Automatic Exchange. Dividends on the Bank Preferred Stock, if declared, will be paid semiannually in arrears on April 30 and October 31 of each year, commencing on the issuance of the Bank Preferred Stock. Any accrued and unpaid dividends on the REIT Preferred Interests for the then-current semi-annual dividend period as of the date of the Automatic Exchange will be deemed to be accrued and unpaid dividends on the Bank Preferred Stock, as and if a dividend is declared by the Board of Directors of the Bank on the first dividend payment date.

THESE SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE OFFICE
OF THRIFT SUPERVISION ("OTS") NOR HAS SUCH OFFICE PASSED UPON
THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR.  ANY
REPRESENTATION TO THE CONTRARY IS UNLAWFUL.



Offering Circular

                         161,792 Shares
                         SOVEREIGN BANK
                    Series A Preferred Stock
                 ($1,000 Liquidation Preference)

The 161,792 Shares of Series A Preferred Stock (the "Bank Preferred Stock") of Sovereign Bank (the "Bank") offered hereby will be issued only upon the occurrence of an Exchange Event (as defined herein), in which each Series A Preferred Interest of Sovereign REIT ("REIT Preferred Interest") will be automatically and mandatorily exchanged (the "Automatic Exchange") for one share of the Bank Preferred Stock. Holders of the Bank Preferred Stock are entitled to receive, when and if declared by the Board of Directors of the Bank, noncumulative cash dividends at a rate per annum equal to 12% of the liquidation preference of $1,000 per share of the REIT Preferred Stock. The Bank Preferred Stock is not redeemable prior to May 16, 2020. At any time on or after May 16, 2020, the Bank Preferred Stock may be redeemed at the option of the Bank, in whole or in part, upon payment in cash of a redemption price equal to $1,000 per share, plus accrued and unpaid dividends for the then-current semi-annual dividend period, but without accrual or payment of unpaid dividends for prior dividend periods.

See "Risk Factors" on page 6 for a discussion of certain factors which should be considered in connection with an investment in the Bank Preferred Stock.

                     ______________________

THE SHARES OF PREFERRED STOCK OFFERED HEREBY ARE NOT DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION (THE "FDIC"), THE BANK INSURANCE FUND ("BIF"), THE SAVINGS ASSOCIATION INSURANCE FUND ("SAIF") OR ANY OTHER GOVERNMENTAL AGENCY.

                     ______________________

THESE SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE OFFICE
OF THRIFT SUPERVISION ("OTS") NOR HAS SUCH OFFICE PASSED UPON
THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR.  ANY
REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

     The Date of this Offering Circular is __________, 2002



                      AVAILABLE INFORMATION

     The Bank files annual and quarterly Thrift Financial Reports (the "Thrift Reports") on OTS Form 1313 with the OTS. Each Thrift Report consists of a balance sheet, income statement, cash flow statement and other supporting schedules as of the end of or for the period to which the Thrift Report relates. The Thrift Reports are prepared in accordance with regulatory instructions issued by the OTS. While the Thrift Reports are supervisory and regulatory documents, not primarily accounting documents, and do not provide a complete range of financial disclosure about the Bank, the Thrift Reports nevertheless provide important information concerning the financial condition and results of operations of the Bank. The Thrift Reports are on file with, and are publicly available upon written request to, the FDIC, 550 17th Street, N.W., Washington, D.C. 20429, Attention: Disclosure Group, Room F-518, or by calling the FDIC at (800) 945-2186. This information is also available by accessing the FDIC's web site (http://www.fdic.gov).

     The Bank will furnish, without charge, to each person to whom a copy of this Offering Circular is delivered, upon written or oral request, a copy of any and all of the documents referred to herein, except the exhibits to such documents. Requests should be directed to:

                    Investor Relations Officer
                     Sovereign Bancorp, Inc.
                     1130 Berkshire Boulevard
                 Wyomissing, Pennsylvania 19610
                      Tel. (610) 320-8498

     The Bank is a wholly owned subsidiary of Sovereign Bancorp, Inc. ("SBI"). SBI is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549; and at its Chicago Regional Office, Suite 1400, Citicorp Center, 14th Floor, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 30549, at prescribed rates. The Commission also maintains a web site (http://www.sec.gov) that contains reports, proxy statements and other information regarding SBI. SBI's SEC filings are also available at the offices of the New York Stock Exchange. For further information on obtaining copies of SBI's public filings at the New York Stock Exchange, you should call (212) 656-5060. Although SBI is not required to distribute copies of its Annual Reports or other filings with the Commission to holders of the Bank Preferred Stock, SBI will, upon request, send to any such holder a copy of its latest Annual Report, which contains financial information that has been examined and reported upon, with an opinion expressed, by independent auditors. SBI has filed the following documents with the Commission which you are encouraged to review:

          (a) Annual Reports on Form 10-K for the fiscal years ended December 31, 2000 and 1999;

          (b) Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2001;

          (c) Current Reports on Form 8-K filed with the SEC on January 25, 2001 (as amended by 8-K/A filed on February 5, 2001), February 8, 2001, February 12, 2001, February 21, 2001, March 27, 2001, July 3, 2001
          (8-K/A No. 2), July 17, 2001 and October 19, 2001;

          (d) the description of SBI's common stock contained in SBI's Registration Statement on Form 8-A, filed with the SEC on July 3, 2001, and any amendments or reports filed for the purpose of updating such registration statement;

          (e) the description of SBI's stock purchase rights contained in SBI's Registration Statement on Form 8-A, filed with the SEC on July 3, 2001, and any amendments or reports filed for the purpose of updating such registration statement; and

          (f) the description of SBI's trust preferred securities contained in SBI's Registration Statement on Form 8-A12B, filed with the SEC on December 14, 2001, and any amendments or reports filed for the purpose of updating such Registration Statement.

                   FORWARD-LOOKING STATEMENTS

     This Offering Circular contains certain forward-looking statements reflecting expectations by the Bank and SBI regarding future growth, operating results, financial condition and business prospects. The forecasts, pro forma presentations, projections, and some of the other disclosure in this Offering Circular and in the documents incorporated by reference, including any statements preceded by, followed by or that include the words "may," "could," "should," "will," "would," "believe," "expect," "anticipate," "estimate," "intend," "plan," "assume," "strategy," "mission," "vision" or similar expressions constitute forward-looking statements.

     These forward-looking statements implicitly and explicitly include the assumptions underlying the forecasts and projections and other statements with respect to the Bank's and SBI's beliefs, plans, objectives, goals, expectations, anticipations, estimates, intentions, financial condition, results of operations, future performance, and business, including expectations and estimates of the Bank and SBI with respect to their revenues, expenses, earnings, cash flow, return on equity, return on assets, efficiency ratio, asset quality, regulatory capital and other financial data and performance ratios.

     Although the Bank and SBI believe that the expectations reflected in their forward-looking statements are reasonable, these statements involve risks and uncertainties that are subject to change based on various important factors (some of which are beyond their control). The following factors, among others, could cause the Bank's and SBI's financial performance to differ materially from their goals, plans, objectives, intentions, expectations (and underlying assumptions) and other forward-looking statements:

     - the strength of the United States economy in general and the strength of the local economies in which the Bank and SBI conduct operations;

     - the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal
        Reserve System;

     - inflation, interest rate, market and monetary fluctuations;

     - the timely development of competitive new products and services to the Bank and SBI in a changing environment and the acceptance of such products and services and vice versa;

     - the impact of changes in financial services laws and regulations and the application of such laws and regulations (including laws concerning taxes, capital, liquidity, proper accounting treatment, securities and insurance);

     -  technological changes;

     -  changes in consumer spending and savings habits;

     -  regulatory or judicial proceedings;

     -  changes in asset quality;

     -  the other risks set forth under "Risk Factors"; and

     - the success of the Bank and SBI at managing the risk involved in the foregoing.

     If one or more of the assumptions underlying the Bank's and SBI's forward-looking statements proves incorrect, then their actual results, performance or achievements in 2001 and beyond could differ materially from those expressed in, or implied by, other forward-looking statements and other data contained in or incorporated by reference in this Offering Circular. Therefore, the Bank and SBI caution you not to place undue reliance on their underlying assumptions and other forward-looking statements.

     The Bank and SBI do not intend to update the underlying assumptions or other forward-looking statements and other data, whether written or oral, to reflect changed assumptions, the mix of the Bank's and SBI's debt and equity, the occurrence of unanticipated events, changes in future operating results or other facts and circumstances. All forward-looking statements attributable to the Bank and SBI are expressly qualified by those cautionary statements.



                    OFFERING CIRCULAR SUMMARY

     This Summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere, or incorporated by reference, in this Offering Circular. This Offering Circular contains certain forward-looking statements within the meaning of the federal securities laws. Actual results and the timing of certain events could differ materially from those projected in the forward-looking statements due to a number of factors, including those set forth under "Risk Factors" and elsewhere in this Offering Circular.

                         SOVEREIGN BANK

     The Bank is a federal savings bank. The Bank's primary business consists of attracting deposits from its network of community banking offices located throughout eastern Pennsylvania, New Jersey, Connecticut, Massachusetts, New Hampshire and Rhode Island, originating small business and middle market commercial, asset-based, consumer and residential mortgage loans and home equity lines of credit in these communities, and engaging in related activities, including cash management and capital market activities. Based on total assets at September 30, 2001, the Bank was the third largest depository institution headquartered in Pennsylvania, the third largest in New England and one of the 30 largest in the United States. As of September 30, 2001, the Bank had total consolidated assets and deposits of approximately $35 billion and $23 billion, respectively.

     The Bank's principal executive offices are located at 1130 Berkshire Boulevard, Wyomissing, Pennsylvania, and its telephone number is (610) 320-8400.

Our Business Strategy

     As a result of the continuing consolidation in the financial services industries, the Bank believes that there is need for one or more "super community banks" throughout the northeastern United States. A "super-community bank" is a bank with the size, scale and full range of commercial, business and consumer focused products offered by larger institutions, but with the orientation to relationship banking and personalized service usually found in smaller "hometown" banks.

     In response to this need, in January 1997 the Bank
initiated a strategy to transform itself from a traditional
mortgage lender into a super community bank by:

     - targeting and offering a broader array of banking products and services to middle market and small and medium size businesses;

     - changing the mix of its assets and deposits so that they are more characteristic of a commercial bank;

     - increasing its penetration into the large, more densely populated markets in the northeastern United States;

     - preserving and "growing" its sales and service driven culture; and

     -  increasing its non-interest income.

     At December 31, 2000, commercial and commercial real estate loans comprised 36% of total loans compared to 29% at December 31, 1999, representing an increase of approximately 7%. At September 30, 2001, commercial and commercial real estate loans comprised 39% of total loans. The Bank's commercial banking operation offers a full array of small business and middle-market commercial products, including traditional loans and lines of credit, commercial real estate, structured finance relationships and sophisticated electronic banking, cash management, lockbox and international services.

     The Bank has substantially realized its objective to transform itself into a super-community bank, principally through the acquisition of $12.3 billion of deposits, $8.0 billion of loans and over 280 community banking offices from FleetBoston Financial (the "SBNE Acquisition"), which became the Sovereign Bank New England Division of Sovereign Bank
("SBNE") all as more fully described on page 29.

     On July 17, 2001, SBI announced the signing of a definitive agreement to acquire Main Street Bancorp, Inc. ("Main Street") for approximately $170 million in stock and cash. Main Street is a $1.5 billion bank holding company headquartered in Reading, Pennsylvania with 39 community banking offices serving southeastern Pennsylvania. The transaction, which is expected to close in the first quarter of 2002, is expected to add
$1.3 billion of customer deposits, $850 million of loans and is expected to enhance the Bank's small business and middle market lending capabilities in the region.

                RATIO OF EARNINGS TO FIXED CHARGES

                                        Nine Months
                                            ended
                                         September 30,        Years ended December 31,
                                      2001   2000   2000     1999   1998   1997   1996
                                      ====   ====   ====     ====   ====   ====   ====
Ratio of Earnings to Fixed Charges
    Excluding interest on deposits    1.61   1.06   1.08     1.65   1.55   1.54   1.41
    Including interest on deposits    1.21   1.03   1.03     1.35   1.26   1.26   1.18

Ratio of Earnings to Combined Fixed
  Charges and Preferred Stock Dividends
    Excluding interest on deposits    1.61   1.06   1.08     1.65   1.55   1.54   1.41
    Including interest on deposits    1.21   1.03   1.03     1.35   1.26   1.26   1.18



                          RISK FACTORS

     Prospective investors in the Bank Preferred Stock should carefully review the information contained in this Offering Circular. To the extent any of the information contained or incorporated by reference in this Offering Circular is a "forward-looking statement," as defined in Section 27A(i)(1) of the Securities Act, the risk factors set forth below are cautionary statements identifying important factors that could cause actual results to differ materially from those in the forward-looking statement.

Risks Relating to the Bank

     The indebtedness of SBI may limit our operating flexibility and our ability to acquire additional assets. The debt incurred by SBI in connection with the SBNE Acquisition imposes material restrictions on us. These restrictions may limit us in engaging in certain transactions, including the following:

     -  selling assets;

     -  making investments;

     -  certain types of mergers or consolidations; and

     -  entering into certain transactions with affiliates.

     There is a potential for an economic downturn, market disruption and other effects resulting from the terrorist attacks on New York and Washington and actions by the United States and other governments in reaction thereto which may lead to less demand for the Bank's products and services and adversely affect its earnings and cash flow. The Bank's business faces various material risks. In a recession or other economic downturn, these risks would probably become more acute, and might lead to less demand for the Bank's loans, ultimately resulting in lower earnings and less cash flow. In an economic downturn, the Bank's credit risk and litigation expense would also increase resulting in lower earnings.

     Changing interest rates may adversely affect the Bank's profits. To be profitable, the Bank must earn more money from interest on its loan assets and investments than the interest it pays to depositors and lenders. In the event interest rates rise, net interest income could be negatively affected if interest paid on interest bearing liabilities, such as deposits and borrowings, increases more quickly than interest earned on interest earning assets, such as loans and mortgage-related and investment securities. This would cause the Bank's net income to go down. In addition, rising interest rates may hurt the Bank's income because this may reduce the demand for loans and the value of the Bank's investment securities. If interest rates decline, however, the Bank's loans and investments may be prepaid earlier than expected, which may also lower its income. Interest rates do and will continue to fluctuate, and the Bank cannot predict future Federal Reserve Board actions or other factors that will cause rates to change.

     The Bank experiences intense competition for loans and deposits. Competition among financial institutions in attracting and retaining deposits and making loans is intense. Traditionally, the Bank's most direct competition for deposits has come from commercial banks, savings and loan associations and credit unions doing business in its areas of operation. Recently, the Bank has experienced increasing competition for deposits from nonbanking sources, such as money market mutual funds and corporate and government debt securities. Competition for loans comes primarily from commercial banks, savings and loan associations, consumer finance companies, insurance companies and other institutional lenders. The Bank competes primarily on the basis of the price at which products are offered and on customer service. A number of institutions with which the Bank competes have significantly greater assets and capital than it does.

     Increased commercial lending could adversely affect our credit quality and operating results. Commercial loans present a higher degree of credit risk than residential mortgage loans and result in a higher level of charge-offs and loan loss reserves. Our commercial portfolio as a percentage of total loans has grown from 29% at December 31, 1999 to 36% at December 31, 2000 and 39% at September 30, 2001. A prolonged downturn in the national economy or in one or more of the regional economies we serve could have a material adverse effect on our credit quality and litigation expense, and therefore our earnings.

     SBI and the Bank are subject to substantial regulation, and regulatory changes may adversely affect their business and operations. SBI and the Bank are subject to extensive regulation, which materially affects their business. Statutes and regulations to which SBI and the Bank are subject may be changed at any time, and the interpretation and the application of these laws and regulations by their regulators is also subject to change. There can be no assurance that future changes in regulations or in their interpretation or application will not adversely affect SBI and the Bank.

     Regulations limiting the size of the Bank's commercial loan portfolio may adversely affect its net interest income and may require it to sell commercial loans. Existing federal regulations limit the permissible size of the Bank's commercial loan portfolio. The Bank is required to maintain 65% of its assets in residential mortgage loans and certain other loans, including small business loans. The Bank also cannot have more than 10% of its assets in large commercial loans, 10% in small business loans, or more than four times its capital in commercial real estate loans. A small business loan is one with an original loan amount of less than $1 million, while a large commercial loan is anything larger than that. Because commercial loans generally yield interest income which is higher than residential mortgage loans, without a commensurate increase in interest expense, growth in the Bank's net interest income could be adversely affected by these provisions. If the Bank's commercial loan portfolio continues to grow at its expected rate, it may exceed these regulatory limitations requiring it either to sell loans or otherwise reduce the size of its commercial loan portfolio.

     Proposed changes in federal banking laws and regulations could adversely affect our business and operations. The FDIC and representatives of the Federal Reserve System have proposed merging the SAIF and the BIF and reimposing deposit insurance premiums on all financial institutions, regardless of their financial condition and regulatory capital position. In addition, in the past Congress has considered legislation in various forms that would require savings and loan associations, such as the Bank, to convert their charters to national bank charters. In the absence of appropriate "grandfathering" or "phase in" provisions, legislation eliminating the Bank's charter would have a material adverse effect on the Bank and SBI because, among other things, the regulatory capital for bank holding companies and savings and loan holding companies is different. If SBI were presently subject to the regulations governing bank holding companies, it would not meet applicable capital requirements and, as a result, it would be required to raise additional equity or reduce the size of the Bank on terms that may not be economically advantageous. The Bank cannot predict if, when, or in what form any of such legislative or regulatory changes may eventually become effective.

     We may need to attract additional management personnel.
The Bank has historically maintained a flat management structure. Although key, experienced management was added in connection with the SBNE Acquisition, the Bank may need to attract and retain additional management to successfully operate the integrated company. The failure to do so could adversely affect the Bank's ability to effectively manage its larger and more diverse banking operations.

Risks Relating to the Bank Preferred Stock

     The Bank is subject to dividend and other regulatory restrictions. The factors that would cause the REIT Preferred Interests to be automatically exchanged for Bank Preferred Stock would almost certainly prevent the Bank from paying dividends as a result of a determination by the OTS that the Bank is or is likely to become "undercapitalized." Thereafter, the Bank would be subject to various restrictions under applicable regulations and the Bank probably would not pay dividends on the Bank Preferred Stock unless its financial condition improved significantly.

     More generally, bank regulatory authorities, including the OTS, have the right to examine the Bank and its activities. Under certain circumstances, including any determination that the Bank is undercapitalized or that the making of distributions in respect of the Bank Preferred Stock would result in an unsafe and unsound banking practice, such regulatory authorities will have the authority to restrict the ability of the Bank to transfer assets, to make distributions to its stockholders, including dividends to the holders of the Bank Preferred Stock, or to redeem shares of preferred stock, including the Bank Preferred Stock.

     Dividends on the Bank Preferred Stock are not cumulative. Dividends on the Bank Preferred Stock are not cumulative. Consequently, if the Board of Directors does not declare a dividend on the Bank Preferred Stock for any semi-annual period, the holders of the Bank Preferred Stock would not be entitled to recover such dividends, whether or not funds are or subsequently become available. The Board of Directors may determine, in its business judgment, that it would be in the best interest of the Bank to pay less than the full amount of the stated dividends, or no dividends, on the Bank Preferred Stock for any semi-annual dividend period even though funds are available. Factors expected to be considered by the Board of Directors in making this determination include the Bank's financial condition and capital needs, the impact of legislation and regulations then in effect or proposed, economic factors and other factors deemed relevant by the Board of Directors.

     The Bank Preferred Stock has limited voting rights.
Holders of the shares of Bank Preferred Stock will not have voting rights, except as expressly provided by law and except as otherwise described in this Offering Circular.

     There is no public market for the Bank Preferred Stock. Prior to the time at which the Bank Preferred Stock is issued, there will not have been any public market for the Bank Preferred Stock, and there can be no assurance that such a market will develop. The Bank Preferred Stock will not be listed on any securities exchange or quoted on any quotation system.



                           THE OFFERING

Securities Offered.........  161,792 shares of Series A
                             Preferred Stock of the Bank

Dividends..................  Holders of the Bank Preferred Stock
                             are entitled to receive, when, as
                             and if declared by the Board of
                             Directors of the Bank, out of funds
                             legally available therefor, cash
                             dividends on the Bank Preferred
                             Stock at a rate per annum equal to
                             12% of the liquidation preference
                             of $1,000 per share of the Bank
                             Preferred Stock.  If declared,
                             dividends on the Bank Preferred
                             Stock are payable on April 30 and
                             October 31 of each year, commencing
                             on the April 30 or October 31 first
                             following the date of issuance of
                             the Bank Preferred Stock.  Any
                             accrued and unpaid dividends on the
                             REIT Preferred Interests for the
                             then-current semi-annual dividend
                             period as of the date of the
                             Automatic Exchange will be deemed
                             to be accrued and unpaid dividends
                             on the Bank Preferred Stock, as and
                             if a dividend is declared by the
                             Board of Directors on the first
                             Dividend Payment Date.

                             Dividends on shares of Bank
                             Preferred Stock are noncumulative.
                             Accordingly, if no dividend is
                             declared on the Bank Preferred
                             Stock for a semi-annual dividend
                             period, holders of the Bank
                             Preferred Stock will have no right
                             to receive a dividend for that
                             period, and the Bank will have no
                             obligation to pay a dividend or
                             interest thereon for that period,
                             whether or not dividends are
                             declared or paid for any future
                             period with respect to either the
                             Bank Preferred Stock or the Bank
                             Common Stock (as defined herein).
                             If on any date the full dividend on
                             the Bank Preferred Stock for the
                             then-current semi-annual dividend
                             period (without accrual or payment
                             in respect of unpaid dividends for
                             prior dividend periods) has not
                             been declared and paid, or declared
                             and a sum sufficient for the
                             payment thereof set apart for such
                             payment, the Bank will be
                             prohibited from paying dividends on
                             the Bank Common Stock and any other
                             Junior Securities (as defined
                             herein) (except dividends paid in
                             the form of Junior Securities) in
                             respect of the same period.  See
                             "Description of Bank Preferred
                             Stock -- Dividends."

Redemption.................  The Bank Preferred Stock is not
                             redeemable prior to May 16, 2020.
                             At any time on or after May 16,
                             2020, the Bank Preferred Stock may
                             be redeemed at the option of the
                             Bank, in whole or in part, upon
                             payment in cash of a redemption
                             price equal to $1,000 per share,
                             plus accrued and unpaid dividends
                             for the then-current semi-annual
                             dividend period, but without
                             accrual or payment of unpaid
                             dividends for prior dividend
                             periods.  Prior written approval of
                             the OTS is required for any such
                             redemption of the Bank Preferred
                             Stock.  See "Description of Bank
                             Preferred Stock -- Redemption."
                             The Bank Preferred Stock is not
                             subject to mandatory redemption or
                             to any sinking fund.

Liquidation Rights.........  In the event of any voluntary or involuntary liquidation,
                             dissolution or winding up of the
                             affairs of the Bank, the holders of
                             the Bank Preferred Stock will be
                             entitled to receive, out of assets
                             of the Bank available for
                             distribution to shareholders,
                             before any payment or distribution
                             of assets in respect of the Bank
                             Common Stock or any other Junior
                             Securities, a liquidating
                             distribution in an amount in cash
                             equal to $1,000 per share, plus
                             accrued and unpaid dividends for
                             the then-current semi-annual
                             dividend period, but without
                             accumulation of unpaid dividends
                             for prior dividend periods.  See
                             "Description of Bank Preferred
                             Stock -- Liquidation Rights."

Voting Rights..............  Holders of the shares of Bank
                             Preferred Stock will not have
                             voting rights, except as expressly
                             provided by law.  By law, Senior
                             Securities (as defined herein) may
                             not be issued without the approval
                             of a requisite majority of the
                             outstanding shares of Bank
                             Preferred Stock.

Use of Proceeds............  The exchange of the REIT Preferred
                             Interests for the Bank Preferred
                             Stock will produce no cash
                             proceeds.

Risk Factors...............  Potential investors in the REIT
                             Preferred Interests and the Bank
                             Preferred Stock issuable upon an
                             Exchange Event should carefully
                             consider the matters set forth in
                             the section entitled, "Risk
                             Factors."

Transfer Agent.............  Mellon Investor Services LLC is
                             expected to act as Transfer Agent
                             for the Bank Preferred Stock.



                         CAPITALIZATION

     The following table sets forth the Bank's consolidated capitalization at September 30, 2001. The table should be read in conjunction with the consolidated financial statements of the Bank included herein and the accompanying notes.

                                        As of September 30, 2001
                                        ------------------------
                                              (in thousands)

                                                   Actual
                                                   ------

Minority interest -
  Preferred Securities of Subsidiary              $144,188

Stockholder's Equity
  Preferred stock; 7,500,000 shares authorized;
  none issued and outstanding                            -
Common stock, $1.00 par value; 15,000,000
  shares authorized; 1,000 shares
  issued and outstanding, actual                         1
Additional paid-in capital                      2,600,016
Accumulated other comprehensive income             (11,089)
Retained earnings                                1,036,081
                                                ----------
  Total stockholder's equity                     3,625,009
                                                ----------
  Total capitalization                          $3,769,197
                                                ==========
______________

     Federal law requires institutions regulated by the OTS to have a minimum leverage capital ratio equal to 3% of tangible assets and 4% of risk-adjusted assets, and a risk-based capital ratio equal to 8%. Federal law also requires OTS regulated institutions to have a minimum tangible capital equal to 2% of total tangible assets. SBI's various agreements with its lenders require it to cause the Bank to be "well capitalized" at all times. To be "well capitalized" under OTS regulations, a thrift must maintain a Tier 1 leverage ratio of at least 5%, a Tier 1 risk-based capital ratio of 6% and total risk based capital ratio of 10%. To be "well capitalized" under the OTS order, as amended, the Bank must maintain capital ratios in excess of the aforementioned.

     As of September 30, 2001, the Bank was classified as "well capitalized" and in compliance with the capital requirements set forth above and the OTS Order, as amended. Management anticipates that the Bank will continue to be classified as well capitalized.

                         USE OF PROCEEDS

     The exchange of the REIT Preferred Interests for the Bank Preferred Stock will produce no cash proceeds. The Bank expects that the Bank Preferred Stock, if and when issued, will be treated for regulatory purposes as Tier 1 capital of the Bank by the OTS.

                     SELECTED FINANCIAL DATA(1)

                  At or For the Nine-Months
                      Ended September 30,                  At or For the Year Ended December 31,
                  -------------------------    ---------------------------------------------------------------
                       2001        2000           2000         1999         1998         1997         1996
                       ----        ----           ----         ----         ----         ----         ----

                                          (dollars in thousands, except percentage data)
Balance Sheet
  Data
Total Assets       $34,942,498  $34,553,563    $33,409,547  $25,198,207  $21,794,639  $17,449,563  $15,368,239
Loans               20,437,403   23,038,840     21,904,333   14,286,433   11,582,770   11,634,800    9,733,834
Deposits            23,356,375   24,470,306     24,498,917   12,012,675   12,322,716    9,571,978    8,661,063
Stockholder's
  equity             3,625,009    3,454,363      3,521,070    2,284,795    1,546,055    1,107,684    1,031,484

Summary Statement
  of Operations
Total interest
  income           $ 1,698,020  $ 1,610,418    $ 2,212,109  $ 1,593,280  $ 1,348,152  $ 1,174,368  $ 1,013,920
Total interest
  expense              829,619      946,235      1,263,112      951,712      850,491      737,887      616,743
                   -----------  -----------    -----------  -----------  -----------  -----------  -----------
Net interest
  income               868,401      664,183        948,997      641,568      497,661      436,481      397,177
Provision for
  loan losses           65,100       28,000         56,500       30,000       27,961       41,126       22,685
                   -----------  -----------    -----------  -----------  -----------  -----------  -----------
Net interest
  income after
  provision for
  loan losses          803,301      636,183        892,497      611,568      469,700      395,355      374,492
Other income           333,654       32,720        117,183      127,145       99,031       48,209       17,128
General and
  administrative
  expense (2)          584,478      531,356        720,559      365,294      323,357      216,282      222,030
Other expenses (3)     368,902      112,336        244,421       38,062       19,797       33,155       61,136
Income before
  taxes and
  extraordinary item   183,575       25,211         44,700      335,357      225,577      194,127      108,454
Income tax
  provision/(benefit)   46,524      (18,082)       (14,968)     113,671       79,667       75,494       53,063
Gain on sale of FHLB
  advance (4)                -       10,775         10,775            -            -            -            -
                   -----------  -----------    -----------  -----------  -----------  -----------  -----------
Net income         $   137,051  $    54,068    $    70,443  $   221,686  $   145,910  $   118,633  $    55,391
                   ===========  ===========    ===========  ===========  ===========  ===========  ===========

Selected Financial
  Ratios
Return on
  average assets           .54%         .24%           .23%         .93%         .75%     .    68%         .36%
Return on
  average equity          5.15%        2.71%          2.73%       12.77%       13.87%       10.68%        5.37%
Average equity to
  average assets         10.44%        8.79%          8.30%        7.30%        5.43%        6.44%        6.71%

____________________________________

(1) All financial information has been restated to reflect all acquisitions that have been accounted for under the pooling-of-interests method.

(2) The results for the nine months ended September 30, 2000 and the years ended December 31, 2000, 1999, 1998, and 1997 include merger related and other integration charges of $92 million, $94 million, $8 million, $34 million, and $37 million, after tax, respectively.

(3) Other expenses include non-solicitation expense of $243 million, $48 million and $120 million in the nine month periods ended September 30, 2001 and 2000 and the year ended December 31, 2000, respectively.

(4)  Net of tax of $5,225.



        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
               CONDITION AND RESULTS OF OPERATIONS

                 SOVEREIGN BANK AND SUBSIDIARIES

            Results of Operations for the Nine-Months
                Ended September 30, 2001 and 2000

General

     Net income, was approximately $137 million for the nine-month period ended September 30, 2001, as compared to approximately $54.1 million for the same period in 2000.



 Consolidated Average Balance Sheet/Net Interest Margin Analysis
      Nine-Month Periods Ended September 30, 2001 and 2000
                          (in thousands)

                                        2001                                  2000
                        ----------------------------------      ---------------------------------
                             Average                Yield/          Average                Yield/
                             Balance   Interest(1)   Rate           Balance   Interest(1)    Rate
Investments              $ 8,515,742   $  445,415    6.99%      $ 8,490,522   $  517,300    7.42%

Loans:
  Residential loans        6,681,947      386,215    7.71%        7,061,092      404,880    7.64%
  Commercial loans         7,871,498      469,170    7.93%        5,985,842      400,582    8.88%
  Consumer loans           6,850,995      408,430    7.97%        5,585,364      351,209    8.40%
                         -----------    ---------               -----------   ----------

  Total loans             21,404,440    1,263,815    7.87%       18,632,298    1,156,671    8.27%
  Allowance for
   loan losses              (254,680)           -       -          (168,393)           -       -
                         -----------    ---------               -----------    ---------

    Net loans             21,149,760    1,263,815    7.97%       18,463,905    1,156,671    8.34%
                         -----------    ---------               ----------     --------

    Total earning assets  29,665,502    1,709,230    7.68%       26,954,427    1,673,971    8.05%
Other assets               4,439,111            -       -         3,327,469            -       -
                         ----------     --------                -----------    ---------

      TOTAL ASSETS       $34,104,613   $1,709,230    6.68%      $30,281,89    $1,673,971    7.17%
                         ===========   ==========               ==========    ==========
FUNDING LIABILITIES
Deposits:
  Core deposits          $15,271,511   $  231,152    2.02%      $10,029,363   $  186,920    2.49%
  Time deposits            8,447,117      350,600    5.54%        7,457,031      313,055    5.60%
                         -----------   ----------               -----------   ----------

    Total deposits        23,718,628      581,752    3.28%       17,486,394      499,975    3.82%
                         -----------   ----------               -----------   ----------
Borrowed funds:
  FHLB advances            5,832,735      232,594    5.26%        8,911,517      395,541    5.84%
  Repurchase agreements      485,439       15,273    4.42%        1,045,837       50,719    6.37%
                         -----------   ----------               -----------   ----------

    Total borrowed funds   6,318,174      247,867    5.20%        9,957,354      446,260    5.89%
                         -----------   ----------               -----------   ----------

Total funding
  liabilities             30,036,802      829,619    3.68%       27,443,748      946,235    4.57%
Other liabilities            508,163            -       -           177,157            -       -
                         -----------   ----------               -----------   ----------
  Total liabilities       30,544,965      829,619    3.62%       27,620,905      946,235    4.54%
Stockholder's Equity       3,559,648            -       -         2,660,991            -       -

   Total Liabilities and
   Stockholder's Equity  $34,104,613      829,619    3.24%      $30,281,896      946,235    4.14%
                         ===========    ---------    ----       ===========   ----------    -----
Net Interest Income                     $ 879,611                             $  727,736
                                        =========                             ==========
Net Interest Spread (2)                              3.44%                                  3.02%
Net Interest Margin (3)                              3.96%                                  3.40%

(1)  Tax-equivalent basis

(2) Represents the difference between the yield on total assets and the cost of total liabilities and stockholder's equity.

(3) Represents taxable equivalent net interest income divided by average interest-earning assets



     Net interest income for the nine-month period ended September 30, 2001 was approximately $868 million compared to approximately $664 million for the same period in 2000. This increase was attributable to an increase in average balances, resulting from the SBNE Acquisition and internal growth, and improvements in net interest margin. Net interest margin was 3.96% for the nine-month period ended September 30, 2001 compared to 3.40% for the same period in 2000, an improvement of 56 basis points.

     Interest on investment securities and interest earning deposits was approximately $438 million for the nine-month period ended September 30, 2001 compared to approximately
$456 million for the same period in 2000. The average balance of investment securities was approximately $8.5 billion with an average tax equivalent yield of 6.99% for the nine-month period ended September 30, 2001 compared to an average balance of approximately $8.5 billion with an average yield of 7.42% for the same period in 2000.

     Interest and fees on loans were approximately $1.3 billion for the nine-month period ended September 30, 2001 compared to approximately $1.2 billion for the same period in 2000. The average balance of loans was approximately $21 billion with an average yield of 7.87% for the nine-month period ended
September 30, 2001 compared to an average balance of approximately $19 billion with an average yield of 8.27% for the same period in 2000. Although the SBNE Acquisition resulted in a higher proportion of commercial loans, which typically provides a higher yield than consumer and residential loans, this favorable increase in yield was more than offset by the impact of falling market rates.

     Interest on deposits was approximately $582 million for the nine-month period ended September 30, 2001 compared to approximately $500 million for the same period in 2000. The average balance of deposits was approximately $24 billion with an average cost of 3.28% for the nine-month period ended September 30, 2001 compared to an average balance of approximately $17 billion with an average cost of 3.82% for the same period in 2000. The decrease in average cost year to year is due to a combination of declining market interest rates, which affect the repricing of our deposit base, and also a shift in mix during the period from higher cost retail and jumbo time deposits to lower cost core deposits.

     Interest on borrowings was approximately $248 million for the nine-month period ended September 30, 2001 compared to approximately $446 million for the same period in 2000. The average balance of borrowings was approximately $6 billion with an average cost of 5.20% for the nine-month period ended September 30, 2001 compared to an average balance of approximately $10 billion with an average cost of 5.89% for the same period in 2000. The decrease in borrowings was the result of a balance sheet restructuring accomplished throughout 2000.

Provision for Loan Losses

     The provision for loan loss is based upon credit loss experience and on the estimation of losses inherent in the current loan portfolio. The provision for loan losses for the nine-month period ended September 30, 2001 was $65 million compared to $28 million for the same period in 2000. The increase over 2000 is primarily due to increased loan volumes resulting from the SBNE Acquisition, internal loan growth, seasoning of purchased loan portfolios, and the current economic environment.

     Over the last few years, through several strategic acquisitions and internal restructuring initiatives, the Bank has diversified its lending efforts and increased its emphasis on providing its customers with small business loans and an expanded line of commercial and consumer products, such as middle market asset-based lending and automobile loans. As a result of the increased risk inherent in these loan products and as the Bank continues to place emphasis on commercial business and consumer lending in future periods, management will regularly evaluate its loan portfolio, its allowance for loan losses and will adjust the loan loss provision as is necessary.

     The Bank's net charge-offs for the nine-month period ended September 30, 2001 were $64.3 million and consisted of charge-offs of $88.6 million and recoveries of $24.2 million. This compared to net charge-offs of $36.1 million consisting of charge-offs of $50.7 million and recoveries of $14.5 million for the nine-month period ended September 30, 2000. The Bank's increased level of net charge-offs was primarily the result of higher overall loan balances, a general seasoning of recent loan portfolio acquisitions, a shift in the mix of loans held to those with greater inherent risk, and the continued softening of the economy.



     The following table presents the activity in the allowance for possible loan losses for the period indicated:

                           Nine-month Period Ended September 30,
                           -------------------------------------
                                       2001          2000
                                    (dollars in thousands)

Allowance, beginning of period     $ 256,356     $ 132,986
Charge-offs:
  Residential                          6,999         4,679
  Commercial                          31,684        16,796
  Consumer                            49,891        29,200
                                   ---------     ---------
      Total Charge-offs               88,574        50,675
                                   ---------     ---------

Recoveries:
  Residential                          2,145         1,146
  Commercial                           1,203         2,864
  Consumer                            20,879        10,521
                                   ---------     ---------
      Total Recoveries                24,227        14,531
                                   ---------     ---------

Charge-offs, net of recoveries        64,347        36,144
Provision for possible loan losses    65,100        28,000
Allowance establishe

  related to SBNE Acquisition              -       117,600

Allowance, end of period           $ 257,109     $ 242,442
                                   =========     =========

Non-Interest Income

     Other income was $333.7 million for the nine-month period ended September 30, 2001 compared to $32.7 million for the same period in 2000. Excluding securities and related derivatives transactions, other income for the nine-month period ended September 30, 2001 was $318.3 million as compared to $140.8 million for the same period in 2000.

     Consumer banking fees were $116.5 million for the nine-month period ended September 30, 2001 as compared to $64.7 million for the same period in 2000. This increase of $51.8 million was primarily due to higher deposit levels and a favorable shift into core deposit products, both due to the SBNE Acquisition and higher revenue product offerings. Commercial banking fees were $57.6 million for the nine-month period ended September 30, 2001 as compared to $23.3 million for the same period in 2000. This increase of $34.3 million was primarily due to higher loan volumes from the SBNE Acquisition.

     Mortgage banking revenue was $56.4 million for the nine-month period ended September 30, 2001 as compared to $17.0 million for the same period in 2000. The third quarter of 2001 includes a gain of $14.9 million related to the securitization and subsequent sale of $531 million residential mortgages offset by a charge of $3.2 million to increase the valuation allowance related to mortgage servicing rights. The first quarter of 2001 includes a gain of $19.3 million related to the sale of $580 million of residential mortgages offset by a charge of $6.8 million to increase the valuation allowance related to mortgage servicing rights.

     Miscellaneous income was $49.6 million for the nine-month period ended September 30, 2001 compared to $5.8 million for the same period in 2000. The nine months ended September 30, 2001 includes a $28.1 million gain related to the sale of branches located in southern New Jersey, Delaware and eastern Pennsylvania, completed in the second quarter 2001. The impact of the sale is not expected to significantly impact future results.

     Gain/(loss) on investment securities and related derivatives transactions were $15.4 million for the nine-month period ended September 30, 2001 compared to ($108.1) million for the same period in 2000. During September 2001, the Bank sold investment securities for a gain of $17 million. In a related transaction, Sovereign used the proceeds from the sale of investments to repay short-term advances and terminated interest rate swaps hedging those advances resulting in a loss of $14 million. The $14 million loss is netted against the $17 million security gain in the gain/(loss) on investment securities and related derivatives transactions line item on the income statement.

     During the first and second quarters of 2000 the Bank sold certain investment securities and paid-off certain short-term advances as part of its balance sheet repositioning. In the first quarter of 2000, swaps hedging short term advances were terminated when the advances were paid off. These first quarter 2000 transactions resulted in $9.5 million of swap termination gains which are included in the gain/(loss) on investment securities and related derivatives transactions line item on the income statement. Additionally, the Bank sold certain long-term FHLB advances and recorded a $16.0 million gain on sale (extinguishment) ($10.8 million net of tax) reported as an extraordinary item.

General and Administrative Expenses

     General and administrative expenses for the nine-month period ended September 30, 2001 were $584.5 million, compared to $531.4 million for the same period in 2000. Excluding merger related and integration charges related to acquisitions of $149 million for the nine month period ended September 30, 2000, general and administrative expenses increased $202.1 million over the 2000 levels. This increase was due mainly to the SBNE Acquisition which was completed on July 21, 2000. The increased compensation and occupancy expenses reflect more than 3,000 additional staff and 280 community banking offices added from the acquisition. In addition, technology, outside services and other administrative expenses increased to support the necessary additional infrastructure.

     Other operating expenses were $368.9 million for the nine-month period ended September 30, 2001 compared to $112.3 million for the same period in 2000. Results for the nine-month period ended September 30, 2001 included amortization of goodwill and intangibles of $101.4 million compared to $62.8 million for the same period in 2000. The increase in goodwill amortization is a result of the additional intangibles recorded for the SBNE Acquisition. The $14.0 million increase in minority interest expense for the nine-month period is attributable to the August 2000 issuance of the REIT Preferred Interests. The nine-month period ended September 30, 2001, includes $243.2 million of non-solicitation expense related to the non-solicitation provisions of the SBNE Purchase and Assumption Agreement as compared to $47.9 million for the nine month period ended September 30, 2000. The Bank prepaid, in September 2001, its final payment under the non-solicitation agreement and recorded final expense of $243.2 million in the nine-month period ended September 30, 2001. Also during the nine-month period ended September 30, 2001, the Bank recorded an $8.5 million charge ($5.5 million net of tax) as the last portion of restructuring charges related to its company-wide restructuring announced in November of 2000. The restructuring, completed over the first quarter of 2001 and last quarter of 2000, resulted in elimination of over 600 positions, closure of 14 in-store offices and redirection of e-commerce efforts to consolidate efforts within our geographic footprint.

     Adoption of Statements of Financial Accounting Standards No. 141, Business Combinations and No. 142, Goodwill and Other Intangible Assets, in the first quarter of 2002 is expected to reduce amortization expense by $30 million (net of tax) for all of 2002. The impact of required impairment tests has not yet been determined.

Income Tax Provision (Benefit)

     The income tax provision was $46.5 million for the nine-month period ended September 30, 2001 compared to a benefit of $(12.9) million for the same period in 2000, including
$5.2 million of tax expense included in the gain on the sale of FHLB advances reported as an extraordinary item. The effective tax rate for the nine-month period ended September 30, 2001 was 25.3%, compared to (31.2%) for the same period in 2000. The current year tax rate differs from the statutory rate of 35% due to the high proportion of non-taxable income including bank owned life insurance income and tax-free investment securities. The prior year-benefit is also due to the aforementioned non-taxable income items, and a non-recurring tax benefit related to the sale of a minority interest of a subsidiary.

Extraordinary Item

     During the first quarter of 2000, the Bank sold FHLB advances which resulted in a pre-tax gain of $16.0 million
($10.8 million after-tax) and is treated as an early extinguishment of debt under generally accepted accounting principles.

            Financial Condition at September 30, 2001
                    Versus December 31, 2000

Loan Portfolio

     At September 30, 2001, commercial loans totaled
$8.0 billion representing 39% of the Bank's loan portfolio, compared to $7.8 billion and 36% of the loan portfolio at December 31, 2000 and $8.1 billion and 35% of the loan portfolio at September 30, 2000.

     The consumer loan portfolio (including home equity loans and lines of credit, automobile loans, and other consumer loans) totaled $7.1 billion at September 30, 2001, representing 35% of the Bank's loan portfolio, compared to $6.1 billion and 28% of the loan portfolio at December 31, 2000 and $6.4 billion and 28% of the loan portfolio at September 30, 2000.

     Residential mortgage loans decreased $2.6 billion since December 31, 2000 to $5.3 billion and now represent 26% of the Bank's loan portfolio as compared to $8.0 billion and 36% at December 31, 2000. The decrease is primarily due to securitizations of loans into mortgage-backed securities and sales of residential mortgage loans. At September 30, 2000 residential mortgage loans totaled $8.6 billion representing 37% of the loan portfolio.

Non-Performing Assets

     At September 30, 2001, the Bank's non-performing assets increased by $17.4 million to $204.8 million compared to $187.4 million at December 31, 2000. This increase is due to increases in non-performing commercial loans, and to a lesser extent, non-performing residential loans. These increases are partially offset by a decline in consumer non-performing loans and restructured assets. Non-performing assets as a percentage of total assets was .59% at September 30, 2001, up from .56% at December 31, 2000. At September 30, 2001, 60% of non-performing assets consisted of consumer and residential loans and OREO which are primarily secured by real estate and other collateral. Sovereign places all commercial loans on non-performing status at 90 days (unless return to current status is expected imminently). All other loans continue to accrue until they are 120 days delinquent, at which point they are either charged-off or fully reserved, unless they are evaluated to be well secured based on current appraisals and are in the process of collection.



     The following table presents the composition of non-performing assets at the dates indicated:

                                     September 30,  December 31,
                                        2001           2000
                                     ------------   ------------
                                      (dollars in thousands)
Non-accrual loans:
  Residential                        $ 66,376       $ 60,322
  Commercial                           99,036         76,888
  Consumer                             24,605         38,239
                                     --------        -------
Total non-accrual loans               190,017        175,449
Restructured loans                      1,311          3,755
Total non-performing loans            191,328        179,204
Other real estate owned                 6,480          4,425
Other repossessed assets                6,951          3,758
                                     --------       --------
Total non-performing assets          $204,759       $187,387
                                     ========       ========
Past due 90 days or more as
  to interest or principal
  and accruing interest(1)           $ 56,213       $ 16,734
Non-performing assets as a
  percentage of total assets              .59%           .56%
Non-performing loans as a
  percentage of total loans               .94%           .82%
Non-performing assets as a
  percentage of total loans
  and real estate owned                  1.00%           .85%
Allowance for loan losses as
  a percentage of total
  non-performing assets                125.60%        136.80%
Allowance for loan losses as
  a percentage of total
  non-performing loans                 134.40%        143.10%

_________________

(1) Includes consumer and residential loans of $53.8 million and $11.4 million at September 30, 2001 and December 31,
     2000, respectively.

     Loans ninety (90) days or more past due and still accruing interest rose by $39 million from December 31, 2000 to September 30, 2001. The increase is principally due to residential loans that are well secured and in the process of collection, which previous to January 1, 2001 were placed on non-accrual at 90 days past due. These loans are secured by first mortgages on owner occupied residential property that has been recently appraised and the collateral value is sufficient to cover the loan (i.e. loan to value ratios less than 50%), accrued interest and fees during the resolution period.

     Potential problem loans (consisting principally of commercial loans delinquent more than 30 days but less than 90 days, although not currently classified as non-performing loans) amounted to approximately $64 million and $97 million at September 30, 2001 and December 31, 2000, respectively.



Allowance for Loan Losses

     The following table presents the allocation of the allowance for loan losses and the percentage of each loan type of total loans at the dates indicated:

                          September 30, 2001     December 31, 2000
                          ------------------     -----------------
                                       % of                  % of
                                       Loans                 Loans
                                        to                    to
                                       Total                 Total
                              Amount   Loans        Amount   Loans
                              ------   -----        ------   -----
                                    (dollars in thousands)
Allocated allowance:
  Commercial loans            $160,321   39%      $149,828   36%
  Residential real estate
   mortgage loans               21,565   26         34,629   36
  Consumer loans                60,104   35         48,053   28
Unallocated allowance           15,119  n/a         23,846  n/a
                              --------  ----      --------  ----
Total allowance for
  loan losses                 $257,109  100%      $256,356  100%
                              ========  ====      ========  ====

     The adequacy of the Bank's allowance for loan losses is regularly evaluated. Management's evaluation of the adequacy of the allowance to absorb loan losses takes into consideration the risks inherent in the loan portfolio, past loan loss experience, specific loans which have loss potential, geographic and industry concentrations, delinquency trends, economic conditions, the level of originations and other relevant factors. Management also considers loan quality, changes in the size and character of the loan portfolio, consultation with regulatory authorities, amount of non-performing loans, delinquency trends, economic conditions and industry trends when determining the allowance. Along with higher yields, management believes the shift in loan composition from residential into commercial and consumer brings higher inherent risk.

     The Bank maintains an allowance for loan losses sufficient to absorb inherent losses in the loan portfolio and believes the current allowance to be at a level adequate to cover such inherent losses. The Bank gives consideration to other risk indicators when determining the appropriate allowance level.

     The allowance for loan losses consists of two elements:
(i) an allocated allowance, which is comprised of allowances established on specific loans, and class allowances based on risk ratings, historical loan loss experience and current trends, and (ii) unallocated allowances based on both general economic conditions and other risk factors in the Bank's individual markets and portfolios, and to account for a level of imprecision in management's estimation process.

     The specific allowance element of the allocated allowance is based on a regular analysis of criticized loans where internal credit ratings are below a predetermined classification. This analysis is performed at the relationship manager level, and periodically reviewed by the loan review department. The specific allowance established for these criticized loans is based on a careful analysis of related collateral value, cash flow considerations and, if applicable, guarantor capacity.

     The class allowance element of the allocated allowance is determined by an internal loan grading process in conjunction with associated allowance factors. These class allowance factors are updated as required and are based primarily on actual historical loss experience, peer group loss experience, and projected future loss experience. While this analysis is conducted quarterly, the Bank has the ability to revise the class allowance factors whenever necessary in order to address improving or deteriorating credit quality trends or specific risks associated with a given loan pool classification.

     Regardless of the extent of the Bank analysis of customer performance, portfolio evaluations, trends or risk management processes established, certain inherent, but undetected losses are probable within the loan portfolio. This is due to several factors including inherent delays in obtaining information regarding a customer's financial condition or changes in their unique business conditions; the judgmental nature of individual loan evaluations, collateral assessments and the interpretation of economic trends; volatility of economic or customer-specific conditions affecting the identification and estimation of losses for larger non-homogeneous credits; and the sensitivity of assumptions utilized to establish allocated allowances for homogeneous groups of loans among other factors. The Bank maintains an unallocated allowance to recognize the existence of these exposures. These other risk factors are continuously reviewed and revised by management where conditions indicate that the estimates initially applied are different from actual results.

     A comprehensive analysis of the allowance for loan losses is performed by the Bank on a quarterly basis. In addition, a review of allowance levels based on nationally published statistics is conducted on an annual basis. The Bank has an Asset Review Committee that has the responsibility of affirming the allowance methodology and assessing the general and specific allowance factors in relation to estimated and actual net charge-off trends. This Committee is also responsible for assessing the appropriateness of the allowance for loan losses for each loan pool classification at the Bank.

     Residential Portfolio. The allowance for the residential mortgage portfolio decreased from $34.6 million at December 31, 2000, to $21.6 million at September 30, 2001. This change was due primarily to the sale of residential mortgages.

     Consumer Portfolio. The allowance for the consumer loan portfolio increased from $48.1 million at December 31, 2000, to $60.1 million at September 30, 2001. This increase reflects the growth of consumer loan balances during this time period.

     Commercial Portfolio. The portion of the allowance for loan losses related to the commercial portfolio has increased from $149.8 million at December 31, 2000 to $160.3 million at September 30, 2001. This increase is attributable to the softening economy and an increase in non-performing loans in this sector.

     Unallocated Allowance. The unallocated allowance for loan losses decreased to $15.1 million at September 30, 2001, from $23.8 million at December 31, 2000. Management continuously evaluates current economic conditions and loan portfolio trends. A portion of the unallocated allowance was allocated to the commercial portfolio in keeping with the purpose of this allowance being available to absorb uncertainties in management estimates.

Investment Securities

     Investment securities consist primarily of U.S. Treasury and government agency securities, corporate debt securities and stock in the FHLB of Pittsburgh. Investment securities also include mortgage-backed securities which consist of collateralized mortgage obligations issued by federal agencies or private label issues. The Bank's mortgage-backed securities are generally either guaranteed as to principal and interest by the issuer or have ratings of "AAA" by Standard and Poor's and Fitch/IBCA at the date of issuance. The classes are backed by single-family residential loans which are primary residences geographically dispersed throughout the United States. The Bank purchases classes that are senior positions backed by subordinate classes. The subordinate classes absorb the losses and must be completely eliminated before any losses flow through the senior positions. The effective duration of the total investment portfolio at September 30, 2001 was 3.16 years.

     At September 30, 2001, total investment securities available-for-sale were $9.3 billion compared to $5.3 billion at December 31, 2000 and investment securities held-to-maturity were $950 million compared to $2.0 billion at December 31, 2000. The reduction in held-to-maturity investment balances is due principally to the redesignation of $800 million of investments from held-to-maturity to available-for-sale upon adoption of SFAS 133 on January 1, 2001, and also scheduled maturities that were not replaced. Additionally, investments available-for-sale have increased from December 31, 2000, due to conversions of residential mortgages into mortgage-backed securities and purchases of mortgage-backed securities.

Goodwill and Other Intangible Assets

     Total goodwill and other intangible assets decreased
$79.3 million to $1.4 billion at September 30, 2001.
Adjustments to the SBNE purchase allocation increased goodwill and other intangibles by $22.1 million offset by year-to-date amortization of $101.4 million.

Deposits

     Deposits are attracted from within the Bank's primary market area through the offering of various deposit instruments including NOW accounts, money market accounts, savings accounts, certificates of deposit and retirement savings plans.

     Total deposits at September 30, 2001, were $23.4 billion compared to $24.5 billion at December 31, 2000. The decrease in deposits is primarily due to reduction in time deposit balances as wholesale borrowing rates are currently more attractive than aggressive pricing of jumbo and retail CDs.

Short-term and Long-term Borrowings

     The Bank utilizes short-term borrowings as a source of funds for its asset growth and its asset/liability management. Collateralized advances are available from the FHLB provided certain standards related to creditworthiness have been met. Another source of funds for the Bank is reverse repurchase agreements. Reverse repurchase agreements are short-term obligations collateralized by securities fully guaranteed as to principal and interest by the U.S. Government or an agency thereof.

     Total short-term borrowings at September 30, 2001, were $3.1 billion compared to $1.3 billion at December 31, 2000.
This increase is principally attributable to the Bank's decision to avoid high cost time deposits when wholesale borrowings are attractively priced. See Note 7 in the Notes to Consolidated Financial Statements for additional information.

     Long-term borrowings increased to $4.3 billion at September 30, 2001 from $3.5 billion at December 31, 2000. This increase was in FHLB advances and repurchase agreements with attractive current pricing.

Bank Regulatory Capital

     Federal law requires institutions regulated by the OTS to have a minimum leverage capital ratio equal to 3% of tangible assets and 4% of risk-adjusted assets and a risk-based capital ratio equal to 8%. Federal law also requires OTS regulated institutions to have a minimum tangible capital equal to 2% of total tangible assets. To be "well capitalized", a thrift institution must maintain a Tier 1 Leverage ratio of at least 5%, a Tier 1 risk-based capital ratio of 6% and total risk-based capital of 10%.

     The OTS issued an order, as amended, as a condition to the approval of the SBNE Acquisition (the "OTS Order") that requires the Bank to be "well capitalized" and also to meet certain additional requirements and other conditions. Various agreements with our lenders also require the Bank to be "well capitalized" at all times and in compliance with all regulatory requirements.

     The Bank, at September 30, 2001, met all capital adequacy requirements imposed upon them in the OTS Order in order to be "well capitalized". Management expects that the Bank will continue to be classified as well-capitalized and in compliance with such capital requirements and conditions. Although OTS capital regulations do not apply to savings and loan holding companies, the OTS Order requires the Bank's holding company, SBI, to maintain certain Tier 1 capital levels. SBI is presently in compliance with this requirement and expect to remain as such.

     On December 20, 2001, the Bank declared a dividend of $50,000 payable to SBI, its sole shareholder. The Bank will remain in compliance with the OTS Order after giving effect to the dividend payment.

     The following table presents the capital ratios of the Bank and the current regulatory requirements at September 30, 2001:

                     Sovereign Bank        OTS-Regulations(1)
                     --------------     ------------------------
                                                         Well
                      September 30,       Minimum    Capitalized
                          2001          Requirement  Requirement
                      -------------     -----------  -----------
Stockholders' equity
  to total assets       10.37%               None        None
Tangible capital to
  tangible assets        7.16                2.00%       None
Tier 1 capital to
  tangible assets        7.18                3.00        5.00%
Tier 1 capital to
  risk adjusted assets   9.62                4.00        6.00
Total risk-based
  capital to risk
  adjusted assets       10.64                8.00       10.00

(1) The OTS Order imposes certain additional capital requirements in excess of the OTS-regulated minimum requirements

Liquidity and Capital Resources

     Liquidity represents the ability of the Bank to obtain cost effective funding to meet the needs of customers, as well as the Bank's financial obligations. The Bank's primary sources of liquidity include retail deposit gathering, FHLB borrowings, reverse repurchase agreements and wholesale deposit purchases. Other sources of liquidity include federal funds purchased, asset securitizations, liquid investment portfolio securities and debt issuances.

     Factors which impact the liquidity position of the Bank include loan origination volumes, loan prepayment rates, maturity structure of existing loans, core deposit growth levels, CD maturity structure and retention, the Bank's credit ratings, investment portfolio cash flows and maturity structure of wholesale funding, etc. These risks are monitored and centrally managed. This process includes reviewing all available wholesale liquidity sources. As of September 30, 2001, the Bank had $6.1 billion in available overnight liquidity in the form of unused federal funds purchased lines, unused FHLB borrowing capacity and unencumbered investment portfolio securities. The Bank also forecasts future liquidity needs and develops strategies to ensure that adequate liquidity is available at all times.

Pending Acquisition of Main Street Bank

     On July 17, 2001, the Bank announced the signing of a definitive agreement to acquire Main Street Bank for approximately $170 million in SBI common stock and cash. Main Street Bank is the principal operating subsidiary of Main Street, a $1.5 billion bank holding company headquartered in Reading, Pennsylvania with 39 community banking offices serving southeastern Pennsylvania.

     The transaction, which is scheduled to close in the second quarter of 2002, is expected to add $1.3 billion of customer deposits and $850 million of loans, and is expected to enhance the Bank's small business and middle market lending capabilities in the region.

Asset and Liability Management

     The objective of the Bank's asset and liability management is to identify, measure and control its interest rate risk in order to produce consistent earnings that are not contingent upon favorable trends in interest rates. the Bank manages its assets and liabilities to attain a stable net interest margin across a wide spectrum of interest rate environments. This is attained by monitoring the levels of interest rates, the relationships between the rates earned on assets and the rates paid on liabilities, the absolute amount of assets and liabilities which reprice or mature over similar periods, off-balance sheet positions and the effect of all of these factors on the estimated level of net interest income.

     The Bank measures interest rate risk utilizing three tools: net interest income simulation analysis in multiple interest rate environments, instantaneous parallel interest rate shocks and lastly, gap analysis, which is a schedule measuring the difference between assets, liabilities and off-balance sheet positions which will mature or reprice within specific terms. Income simulation considers not only the impact of changing market interest rates on forecasted net income, but also other factors, such as yield curve relationships, the volume and mix of assets and liabilities, customer preferences and general market conditions.

     The Bank manages the impact to net interest income in a +/- 100 basis point instantaneous parallel rate shock environment to be generally within a 5% variance. At September 30, 2001, the Bank estimates that if interest rates decline by 100 basis points, net interest income, over the next twelve months, would decrease by $22.2 million or 1.8%; conversely, if interest rates increase by 100 basis points, net interest income would increase by $60.8 million, or 4.9%. At December 31, 2000, if interest rates increased by 100 basis points, net interest income would have increased by $10.5 million, or 1.0% and if interest rates had decreased by 100 basis points, net interest income would have decreased by $10.2 million, or .9%. The increase in sensitivity is, in part, due to the absolute level of interest rates at September 30, 2001. Additional positive sensitivity in the rising rate environment is primarily the result of the Bank's ability to manage Asset and Liability pricing in tandem with the needs of the balance sheet, if interest rates should rise.

     The Bank manages the one year interest rate gap within a +/- 10% range. A positive gap position implies that the bank is asset sensitive which could cause net interest income to decrease if interest rates fall. Conversely, a negative gap position implies that the bank is liability sensitive which could cause net interest income to decrease if interest rates rise. The Bank estimates its one year gap position was a positive 5.46% at September 30, 2001.

     Pursuant to its interest rate risk management strategy, the Bank enters into off-balance sheet transactions including interest rate swaps, caps and floors. The Bank's objective in managing its interest rate risk is to provide stable levels of net interest income across various interest rate scenarios. For additional information on interest rate exchange agreements, see
Note 8 in the Notes to Consolidated Financial Statements.

     Interest rate swaps are used to convert fixed rate assets and liabilities to variable rate assets and liabilities. The
Bank utilizes interest rate swaps that have a high degree of correlation to the related financial instrument.

     As part of its mortgage banking strategy, the Bank originates fixed rate residential mortgages. It sells the majority of these loans to FHLMC, FNMA and private investors. The loans are exchanged for cash or marketable fixed rate mortgage-backed securities which are generally sold. This helps insulate the Bank from the interest rate risk associated with these fixed rate assets. The Bank uses forward sales, cash sales and options on mortgage-backed securities as a means of hedging loans in the mortgage pipeline which are originated for sale.

     The Bank's primary funding source is deposits obtained in its own marketplace. Deposits increased significantly with the completion of the SBNE Acquisition in 2000, which added
$12.3 billion of deposits. Deposit programs at the Bank are priced to meet management's asset/liability objectives, while taking into account the rates available on investment opportunities and also considering the cost of alternative funding sources. Borrowings are also a significant funding source for the Bank and have primarily been in the form of securities sold under repurchase agreements and advances from the FHLB. Since borrowings are not subject to the market constraints to which deposits are, the Bank uses borrowings to add flexibility to its interest rate risk position.

Pending Accounting Pronouncements

     In June 1999, The Financial Accounting Standards Board ("FASB") issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133," which delays the effective date of SFAS No. 133. Accordingly SFAS No. 133, will be effective for all fiscal years beginning after June 15, 2000. SFAS
No. 133 requires the recognition of all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value as a component of income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings.

     Effective January 1, 2001, the Bank adopted Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended, which required that all derivative instruments be reported on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships. Upon adoption, the Bank designated derivative instruments used for risk management into hedging relationships in accordance with the requirements of the new standard. Derivative instruments used to hedge changes in the fair value of assets and liabilities due to changes in interest rates or other factors were designated in fair value hedge relationships. The Bank accounts for changes in the value of both the fair value hedges and the corresponding hedged items as a component of other operating income. Derivative instruments used to hedge the variability of forecasted cash flows attributable to a specific risk, generally interest rate risk, were designated in cash flow hedge relationships. The changes in fair value of cash flow hedges are recorded as other comprehensive income to the extent effective. The ineffective portion, if any, of cash flow hedges is recorded as other operating income. On January 1, 2001, after-tax transition amounts associated with establishing the fair values of the derivative instruments and hedged items on the balance sheet of $0.7 million and $6.7 million were recorded as an increase of net income and a reduction in other comprehensive income, respectively. Additionally, as allowed by FAS 133, the Bank reclassified $800 million of held-to-maturity securities to available-for-sale on January 1, 2001. These securities had a net unrealized loss of $3.2 million, net of tax of $1.7 million, at January 1, 2001.

     SFAS No. 133, as applied to the Bank's risk management strategies, may increase or decrease reported net income and stockholder's equity prospectively, depending on future levels of interest rates and other variables affecting the fair values of derivative instruments and hedged items, but will have no effect on cash flows or economic risk.

     In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives.

     The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Application of the non-amortization provisions of the Statement is expected to result in an increase in net income of $30 million net of tax per year. During 2002, the Company will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002 and has not yet determined what the effect of these tests will be on the earnings and financial position of the Company.



               Management Discussion and Analysis
          For the Years Ended December 31, 2000 and 1999

     General. The Bank, with assets of $33.4 billion at December 31, 2000, was the 30th largest banking institution in the United States, with over 550 offices covering a geographic region stretching from north of Boston to south of Philadelphia.

     SBNE Acquisition. The growth of the Bank in 2000 was mainly due to the acquisition of approximately 280 branch offices, commercial and consumer front and back office platforms, $12 billion of deposits and $9 billion of loans, $546 million of other assets, $428 million of core deposit intangible assets, and $1.9 billion of cash, net of the premium paid. Additionally, the SBNE Acquisition added significant senior management including credit policy and administration, operations, risk management, and senior level customer service personnel, along with all the customer relationships associated with the branches acquired, which relationships were protected in part by a non-solicitation agreement with Fleet Boston. The Bank accounted for the acquisition of this business as a purchase business combination under APB 16 and therefore recorded goodwill of approximately $700 million. The Bank completed the SBNE Acquisition in three phases on March 24, June 16, and July 21, 2000.

     Summary of Operations. As a result of the SBNE Acquisition, 2000 was a year of repositioning the Bank for the future -- more than doubling our deposit base, changing the mix of loans to be more similar to that of a commercial bank, adding experienced banking professionals to senior management and adding over 3,000 staff to the organization. The Bank successfully integrated over 280 community banking branches, and related accounting and computer systems.

     The Bank's financial results for 2000 reflect the SBNE
Acquisition from the dates noted above. Additionally, the results reflect merger-related and integration charges related to all of the Bank's recent acquisitions, as well as restructuring charges and non-solicitation expenses.

     Net income for 2000 was $72.6 million, as compared to $223 million for 1999. This represents a decrease in net income of $150 million, which is due to increased merger-related and other unusual charges recorded in 2000, directly or indirectly related to recent acquisitions and certain securities transactions and discussed throughout this MD&A. Return on average equity and return on average assets were .51% and .01%, respectively, for 2000 compared to 14.31% and .96%, respectively, for 1999.

     Restructuring Charges. In November 2000, the Bank announced the results of a restructuring initiative called "Shaping Sovereign's Future." In addition to realigning the Office of the Chief Executive Officer and the Bank around customer segments, the Bank analyzed front and back office operations and computer operating platforms and eliminated approximately 500 positions. In total, the Bank recorded
$18.5 million in restructuring costs during calendar year 2000, which was comprised of $14 million of severance and outplacement costs, and a $4.5 million write-off of a redundant computer-operating platform.

               Results of Operations for the Years
                Ended December 31, 2000 and 1999

     Net Interest Income.  Net interest income for 2000 was
$949 million compared to $642 million for 1999, or an increase of 48%. The increase in net interest income in 2000 was due primarily to the increase in interest-earning assets from the SBNE Acquisition and internal asset growth, offset slightly by the deleveraging of the balance sheet in the second and third quarters of 2000. The SBNE Acquisition added $8.0 billion to average loans (net of $1 billion of non-relationship assets sold during First Quarter, 2000) and $6.9 billion to average deposits (replacing higher cost FHLB borrowings) in 2000. Net interest margin was 3.49% for 2000 compared to 3.01% for 1999.

     Interest on interest-earning deposits was $13.9 million for 2000 compared to $3.9 million for 1999. The average balance of interest-earning deposits was $136.9 million with an average yield of 10.19% for 2000 compared to an average balance of $11.6 million with an average yield of 33.71% for 1999. The high yields were the result of an outsourced accounts payable process whereby a third-party vendor performs check processing and reconcilement functions for the Bank's disbursement accounts and pays the Bank interest on disbursed funds during the two- to three-day float period, effectively producing interest income with no corresponding asset balance.

     Interest on investment securities available-for-sale was $486 million for 2000 compared to $542 million for 1999. The average balance of investment securities available-for-sale was $6.8 billion with an average yield of 7.28% for 2000 compared to an average balance of $8.0 billion with an average yield of 6.88% for 1999. The decrease in interest income was due to the decrease in average investment securities available for sale from $8.0 billion in 1999 to $6.5 billion in 2000, which resulted from the sale of approximately $2.1 billion in investment securities in June and September 2000 related to the balance sheet restructuring previously discussed herein.

     Interest on investment securities held-to-maturity was $85.1 million for 2000 compared to $88.0 million for 1999. The average balance of investment securities held-to-maturity was $1.2 billion with an average yield of 6.97% for 2000 compared to an average balance of $1.3 billion with an average yield of 6.91% for 1999.

     Interest and fees on loans were $1.6 billion for 2000 compared to $959 million for 1999. The average balance of net loans was $19.4 billion with an average yield of 8.40% for 2000 compared to an average balance of $12.4 billion with an average yield of 7.77% for 1999. The increase in average loan volume was primarily the result of the SBNE Acquisition and internal loan growth. The increase in the rate was due to a higher mix of higher yielding commercial and consumer loans, and rate increases reflected in the adjustable rate loans.

     Interest on total deposits was $735 million for 2000 compared to $441 million for 1999. The average balance of total deposits was $19.2 billion with an average cost of 3.83% for 2000 compared to an average balance of $12.2 billion with an average cost of 3.61% for 1999. The increase in the average balance was due primarily to the acquisition of deposits in the SBNE Acquisition, which added over $6.9 billion to average deposits during 2000. The increase in rates in 2000 mainly reflects the increase in time deposit and money market account rates due to market conditions.

     Interest on borrowings was $528 million for 2000 compared to $511 million for 1999. The average balance of total borrowings was $8.8 billion with an average cost of 5.98% for 2000 compared to an average balance of $9.5 billion with an average cost of 5.35% for 1999. Although the average balance was consistent between 2000 and 1999, borrowings decreased approximately $6 billion on an absolute basis.

     Average non-interest earning assets were $3.6 billion for 2000, as compared to $2.1 billion for 1999, an increase of $1.5 billion. The increase was due primarily to additions of non-earning assets during 2000 including $1.2 billion of intangibles from the SBNE Acquisition, an additional investment in bank-owned life insurance ("BOLI") of $200 million, and the addition of the precious metals business and equipment of $171 million, also related to the SBNE Acquisition.



     Table 1 presents a summary on a tax equivalent basis of the Bank's average balances, the yields earned on average assets and the cost of average liabilities and stockholders' equity for the years indicated (in thousands):

                  Table 1: Net Interest Margin

                                                                    Year Ended December 31,
                                ------------------------------------------------------------------------------------------------
                                               2000                             1999                             1998
                                ------------------------------   ------------------------------   ------------------------------
                                Average                 Yield/   Average                 Yield/   Average                 Yield/
                                Balance      Interest    Rate    Balance      Interest    Rate    Balance      Interest    Rate
                                -------      --------   ------   -------      --------   ------   -------      --------   ------
Interest-earning assets:
  Interest-earning
   deposits                     $   136,914  $   13,949  10.19%  $   611,628  $    3,920  33.71%  $    55,525  $    7,283  13.12%
Investment securities(1):
  available-for-sale              6,800,259     495,283   7.28     8,024,443     551,750   6.88     4,332,459     291,147   6.72
  held-to-maturity                1,223,359      85,226   6.97     1,274,840      88,125   6.91     2,411,497     176,873   7.33
Net loans(1)(2)                  19,404,606   1,630,773   8.40    12,379,236     961,630   7.77    10,883,237     882,229   8.11
                                -----------  ----------          -----------  ----------          -----------  ----------

Total interest-earning assets    27,565,138   2,225,231   8.07    21,690,147   1,605,425   7.40    17,682,718   1,357,532   7.68
Non-interest-earning assets       3,560,279          --     --     2,068,546          --     --     1,673,867          --     --
                                -----------  ----------          -----------  ----------          -----------  ----------

    Total assets                $31,125,417  $2,225,231   7.15%  $23,758,693  $1,605,425   6.76%  $19,356,585  $1,357,532   7.01%
                                ===========  ==========          ===========  ==========          ===========  ==========

Interest-bearing liabilities:
  Deposits:
  Demand deposit
    and NOW accounts            $ 5,468,164  $   81,843   1.50%  $ 1,637,584  $   34,622   2.11%  $ 1,774,514  $   19,920   1.12%
  Savings accounts                2,741,867      67,880   2.48     2,246,127      58,333   2.60     2,126,149      62,694   2.95
  Money market accounts           3,059,568     132,130   4.32     2,486,150      51,167   2.06     1,173,889      45,055   3.84
  Certificates of deposit         7,935,943     453,234   5.71     5,836,785     296,704   5.08     5,688,568     316,164   5.56
                                -----------  ----------          -----------  ----------          -----------  ----------

    Total deposits               19,205,542     735,087   3.83    12,206,646     440,826   3.61    10,763,120     443,833   4.12
    Total borrowings              8,834,184     528,025   5.98     9,541,748     510,886   5.35     7,131,109     406,658   5.70
                                -----------  ----------          -----------  ----------          -----------  ----------

   Total interest-bearing
     liabilities                 28,039,726   1,263,112   4.50    21,748,394     951,712   4.38    17,894,229     850,491   4.75
Non-interest-bearing
  liabilities                       502,910          --     --       274,881          --     --       410,356          --     --
                                -----------  ----------          -----------  ----------          -----------  ----------

    Total liabilities            28,542,636   1,263,112   4.43    22,023,275     951,712   4.32    18,304,585     850,491   4.65
Stockholder's equity              2,582,781          --     --     1,735,418          --     --     1,052,000          --     --
                                -----------  ----------          -----------  ----------          -----------  ----------

    Total liabilities and
      stockholder's equity      $31,125,417  $1,263,112   4.06%  $23,758,693  $  951,712   4.01%  $19,356,585  $  850,491   4.39%
                                ===========  ==========   -----  ===========  ==========   -----  ===========  ==========   -----

Net interest spread(3)                                    3.09%                            2.75%                            2.62%

Taxable equivalent interest
  income/net interest
  margin                                        962,119   3.49%                  653,713   3.01%                  507,041   2.87%

Ratio of interest-earning
  assets to interest-bearing
  liabilities                                             0.98                             1.00                             0.99

  Tax equivalent basis
    adjustment                                  (13,122)                         (12,145)                          (9,380)
                                             ----------                       ----------                       ----------

  Net interest income                        $  948,997                       $  641,568                       $  497,661
                                           ============                       ==========                       ==========

_____________________________

(1) Tax equivalent adjustments to interest on investment securities available for sale for the years ended
     December 31, 2000, 1999 and 1998 were $9.5 million,
     $9.5 million and $8.1 million, respectively. Tax equivalent adjustments to interest loans for the years ended December 31, 2000, 1999 and 1998, were $3.6 million, $2.5 million and $1.1 million, respectively. Tax equivalent interest income is based upon an effective tax rate of 35%.

(2) Amortization of net fees of $14.4 million, $10.4 million and $2.6 million for the years ended December 31, 2000, 1999 and 1998, respectively, are included in interest income. Average loan balances include non-accrual loans and loans held for sale.

(3) Represents the difference between the yield on total assets and the cost of total liabilities and stockholders' equity.



     Table 2 presents, on a tax-equivalent basis, the relative contribution of changes in volumes and changes in rates to changes in net interest income for the periods indicated (in thousands):

                  Table 2: Volume/Rate Analysis

                                                  Year Ended December 31,
                               ----------------------------------------------------------------
                                      2000 vs. 1999                    1999 vs. 1998
                                   Increase/(Decrease)              Increase/(Decrease)
                               ----------------------------     -------------------------------
                               Volume    Rate       Total       Volume     Rate      Total
                               ------    ----       -----       ------     ----      -----

Interest-earning assets:
  Interest-earning deposits    $ 42,240  $(32,211)  $ 10,029    $ (5,758)  $  2,395  $  (3,363)
  Investment securities
    available-for-sale         (103,319)   46,852    (56,467)    248,106     12,497    260,603
  Investment securities
    held-to-maturity             15,690   (18,589)    (2,899)    (83,369)    (5,379)   (88,748)
  Net loans(1)                  545,737   123,406    669,143     121,270    (41,869)    79,401
                                                    --------                          --------

Total interest-earning assets                        619,806                           247,893
                                                    --------                          --------

Interest-bearing liabilities:
  Deposits                      252,755    41,506    294,261      59,526    (62,533)    (3,007)
  Borrowings                    (37,885)   55,024     17,139     137,470    (33,242)   104,228
                               --------  --------   --------    --------    -------   --------

Total interest-bearing
  liabilities                                        311,400                           101,221
                                                    --------                          --------

Net change in
  net interest income          $285,478  $ 22,928   $308,406    $ 83,253    $63,419   $146,672
                               ========  ========   ========    ========    =======   ========

___________________________

(1)  Includes non-accrual loans and loans held for sale.

     Provision for Loan Losses. The provision for loan losses is based upon credit loss experience and an estimation of losses arising in the current loan portfolio. The provision for loan losses for 2000 was $56.5 million compared to $30.0 million for 1999. The higher provision was required because of an increase in net charge-offs during the year, and management's desire to raise the overall level of the allowance, from .93% at 1999 to 1.17% in 2000, given increased levels of non-performing and potential problem loans, and current economic conditions.

     As the Bank continues to place emphasis on commercial and consumer lending, management will regularly evaluate the risk inherent in its loan portfolio and increase its loan loss provision as is necessary. Historically, the Bank's additions to its loan loss allowance (through income statement charges and acquisition accounting) have been sufficient to absorb the incremental credit risk in its loan portfolio. During 2000, the Bank established an allowance of $134.7 million in connection with the SBNE Acquisition. The allowance established for SBNE, together with the provision of $56.5 million, exceeded net charge-offs and thereby increased the loan loss allowance by $123.4 million over 1999 levels.

     The Bank's net charge-offs for 2000 were $67.8 million and consisted of charge-offs of $92.9 million and recoveries of $25.1 million. This compares to 1999 net charge-offs of $35.6 million consisting of charge-offs of $55.0 million and recoveries of $19.4 million. The Bank's increased level of commercial charge-offs in 2000 was related primarily to deterioration in a segment of the portfolio concentrated in cash flow or enterprise lending in syndicated multi-bank credits that were originated by other banks and participated in by the Bank, as well as direct loans made to Bank customers.

     The ratio of net loan charge-offs to average loans, including loans held for sale, was .35% for 2000, compared to
 .29% for 1999 and .30% for 1998. Commercial loan net charge-offs as a percentage of average commercial loans were .50% for 2000, compared to .11% for 1999 and .14% for 1998. Excluding charge-offs related to large corporate credits, commercial loan net charge-offs were .26% for 2000. Consumer loan net charge-offs as a percentage of average consumer loans were .49% for 2000, compared to .49% for 1999 and .80% for 1998. Residential real estate mortgage loan net charge-offs as a percentage of average residential mortgage loans, including loans held for sale, were .09% for 2000, .23% for 1999, and .08% for 1998. The increased level of residential mortgage loan net charge-offs in 1999 was the result of $7.0 million of net charge-offs incurred as part of a bulk sale of non-performing residential loans.

     Table 3 presents the activity in the allowance for loan losses for the years indicated (in thousands):



    Table 3:  Reconciliation of the Allowance For Loan Losses

                                                December 31,
                                 --------------------------------------------
                                 2000     1999      1998      1997     1996
                             --------  --------  --------  --------  -------
Allowance, beginning of year  $132,986  $133,802  $116,823  $ 73,847  $67,515
Charge-offs:
  Residential(1)                 8,293    14,038     6,223     8,869   11,016
  Commercial                    41,071     4,659     3,220     3,687    5,846
  Consumer                      43,528    36,326    36,887    11,628    2,079
                              --------  --------  --------  --------  -------

Total charge-offs               92,892    55,023    46,330    24,184   18,941
                              --------  --------  --------  --------  -------

Recoveries:
  Residential                    1,433     1,629     1,134     1,040    1,376
  Commercial                     8,729     1,429       839     2,264      133
  Consumer                      14,894    16,350    10,715     2,079      363
                              --------  --------  --------  --------  -------

    Total recoveries            25,056    19,408    12,688     5,383    1,872
                              --------  --------  --------  --------  -------

Charge-offs, net of recoveries  67,836    35,615    33,642    18,801   17,069
Provision for loan losses       56,500    30,000    27,961    41,125   22,685
Acquired allowance and other
  additions(2)                 134,706     4,799    22,660    20,652      716
                              --------  --------  --------  --------  -------

Allowance, end of year        $256,356  $132,986  $133,802  $116,823  $73,847
                              ========  ========  ========  ========  =======

Charge-offs, net of recoveries,
  to average total loans           .35%     .29%       .30%      .18%     .19%

_________________________

(1) The 1999 residential charge-offs include $7.0 million of charge-offs incurred as part of accelerated dispositions of non-performing residential loans sold during the second and fourth quarters of 1999.

(2) For 2000, amount represents the allowance established in connection with loans acquired in the SBNE Acquisition.
     For 1999, amount represents the June 1999 acquisition of Peoples Bancorp, Inc. For 1998, amount includes
     $20.5 million of loan loss allowance established in connection with the CoreStates branch acquisition. For 1997, amount includes $22.0 million of loan loss allowance established as part of the Fleet Auto acquisition, partially offset by net charge-offs of $2.7 million related to First State for the three-month period ended
     December 31, 1996 resulting from the differing fiscal year end of First State.

     The Bank's policy for charging off loans varies with respect to the category of loans and specific circumstances surrounding each loan under consideration. Consumer loans and residential real estate mortgage loans are generally charged off when deemed to be uncollectible or 180 days past due, whichever comes first. Charge-offs of commercial loans are made on the basis of management's ongoing evaluation of non-performing loans.

     Other Income. Total other income was $117 million for 2000 compared to $127 million for 1999. Several factors contributed to the decrease in other income as discussed below.

     Deposit fees were $91.3 million for 2000 compared to $49.2 million for 1999. This increase was primarily due to a favorable shift into core and corporate deposit products over the last year and the impact of the SBNE Acquisition.

     Mortgage banking revenues were $25.2 million for 2000 compared to $29.9 million for 1999. At December 31, 2000, the Bank serviced $4.2 billion of residential loans for others as compared to $5.7 billion at December 31, 1999. The Bank sold mortgage servicing rights related to $2.5 billion of loans during 2000.

     Loan fees and service charges were $16.9 million for 2000 compared to $8.9 million for 1999. This increase was due primarily to the SBNE Acquisition which added $8 billion in loans.

     Gains/(losses) on investment securities and related derivatives were $103 million for 2000, compared to a net gain of $1.1 million for 1999, which included net investment security gains/(losses) of $(102.8) million and $(0.9) million, and net gains/(losses) on sales of loans of $0.2 million and $0.6 million in 2000 and 1999, respectively. This decrease was due primarily to the balance sheet deleveraging transactions. During the second and third quarters of 2000, the Bank sold
$2.1 billion of available-for-sale mortgage-backed securities, resulting in losses of $103 million. The net impact of the sales on equity was minimal as these losses were previously reflected as unrealized losses included as a reduction of stockholders' equity in accordance with SFAS 115.

     During 2000, the Bank created a Capital Markets Group. The group was built in three phases. During the first phase the group provided risk management services for corporate clients including foreign exchange, investments and derivatives. The first phase also included securitization expertise for the Bank's balance sheet assets. During the second phase the group added merger and acquisitions expertise to assist clients. The third phase, in process at December 31, 2000, includes the formation of a broker dealer. The Capital Markets Group generated revenue of $11.1 million in 2000.

     Income from BOLI was $33.3 million for 2000 compared to $22.8 million for 1999. This increase was primarily due to an additional investment in BOLI of $200 million which was made during the year. Miscellaneous income was $42.5 million in 2000 compared to $15 million in 1999.

     General and Administrative Expenses. Total general and administrative expenses were $721 million for 2000 compared to $365 million in 1999. Included in 2000 total general and administrative expenses were $145 million of merger-related, integration and other charges related to recent acquisitions. These special charges include charges directly attributable to the acquired SBNE branches, indirect costs incurred to integrate recent acquisitions into the Bank's back office systems, costs that management considered redundant due to separating the SBNE Acquisition from a single closing into three separate closings, and expenses related to a structured real estate transaction that involved properties utilized by SBNE. Included in 1999 general and administrative expenses were $12.1 million of merger and integration charges. Excluding the special charges, general and administrative expenses were $575 million and $353 million for 2000 and 1999, respectively, or an increase of 63%. This increase was due primarily to the SBNE Acquisition which increased compensation and benefits expense for the approximately 3,700 staff and management personnel which were added, increased occupancy and equipment expenses for the additional 281 community banking offices acquired, and increased other administrative expenses resulting from the acquisition. These expenses were reflected in 2000 results from each of the respective three closing dates. See Note 2 - "Business Combinations" for more details on the SBNE Acquisition. The Bank's efficiency ratio (all operating general and administrative expenses as a percentage of net interest income and other income before investment securities and related derivatives transactions) for 2000 was 61.6% compared to 47.6% for 1999.

     Other Operating Expenses. Total other operating expenses were $244 million for 2000 compared to $38 million for 1999. Other operating expenses included amortization of goodwill and other intangible assets of $98.9 million for 2000 compared to $38.0 million for 1999 and minority interest expense of $7.1 million for 2000. The increase in amortization expense is due to the SBNE Acquisition which added $1.1 billion to the Bank's intangible assets. Minority interest expense began in 2000 due to the issuance of the REIT Preferred Interests in August 2000. The remainder of the increase was the non-solicitation expense of $120 million in 2000.

     Income Tax Provision (Benefit). The income tax (benefit) was ($9.7) million for 2000 including $5.2 million of tax expense included in the gain on the sale of FHLB advances reported as an extraordinary item compared to a provision of $113.7 million for 1999. The effective tax rate for 2000 was (16.0)% compared to 33.9% for 1999. The effective tax rate for 2000 is not meaningful due to the high proportion of permanent tax differences, including a tax benefit during 2000 related to the sale of minority interests of a subsidiary, in relation to the recorded pretax loss. For additional information with respect to the Bank's income taxes, see Note 15 in the "Notes to Consolidated Financial Statements" hereof.

     Extraordinary Item. During the first quarter of 2000, the Bank sold FHLB advances which resulted in a pretax gain of $16.0 million ($10.8 million after-tax) and is treated as an early extinguishment of debt under generally accepted accounting principles.

            Financial Condition at December 31, 2000,
                    versus December 31, 1999

     Loan Portfolio. The Bank's loan portfolio at December 31, 2000 was $21.9 billion compared to $14.3 billion at December 31, 1999. The increase in net loans was due to the SBNE Acquisition which added $8.0 billion in loans and originations in the existing franchise, offset by the securitization of commercial and consumer loans and the conversion of residential loans to mortgage-backed securities.

     As a result of the SBNE Acquisition and a continued focus on non-residential lending in its existing franchise portfolio, the Bank's loan portfolio included $7.8 billion of commercial loans and $6.1 billion of consumer loans at December 31, 2000. This compares to $4.1 billion of commercial loans and $4.5 billion of consumer loans, at December 31, 1999.

     In addition to the $3.1 billion of commercial loans acquired in the SBNE Acquisition, there were $2.3 billion of commercial loans originated during 2000, compared to $3.2 billion of commercial loans originated during 1999. This decrease was due to a high level of originations in 1999 in the Specialty Lending Group including the syndicated cash flow loan participations and other portfolios. Cash flow lending was curtailed in 2000 due to credit risk considerations.

     In addition to the $1.7 billion of consumer loans acquired in the SBNE Acquisition, the Bank originated $2.1 billion of consumer loans during 2000 compared to $2.3 billion of consumer loans for 1999.

     At December 31, 2000, the Bank's total loan portfolio included $8.0 billion of first mortgage loans secured primarily by liens on owner-occupied, one- to four-family residential properties compared to $5.7 billion at December 31, 1999. Total production of first mortgage loans was $2.3 billion in 2000 of which $.7 billion were sold in the secondary market. This compares to first mortgage loan closings of $2.9 billion and $1.6 billion of loans sold for 1999. In addition, the Bank acquired and retained $3.2 billion of residential mortgages from FleetBoston, excluding $1.1 billion of residential mortgages which were not relationship assets and were subsequently sold as part of the Bank's asset liability management strategy to reduce interest rate risk.

     During 2000, the Bank securitized commercial automotive floor plan loans of $579 million and consumer home equity loans of $369 million. See Note 22 - "Asset Securitizations" in the Notes to Consolidated Financial Statements for more details.
The Bank also converted $1.2 billion of residential mortgages to FHLMC mortgage-backed securities which are included in the Bank's investment securities held-to-maturity portfolio at December 31, 2000.

     Federal law limits the amount of non-residential mortgage loans a savings institution, such as the Bank, may make. The law limits a savings institution to a maximum of 10% of its assets in large commercial loans, with another 10% of assets permissible in "small business loans." Commercial loans secured by real estate, however, are in addition to the above amounts, and can be made in an amount up to four times an institution's capital. An institution can also have commercial leases in addition to the above, up to 10% of its assets. Commercial loans and small business loans, as defined, totaled $2.9 billion and $1.3 billion, respectively, as compared to the 10% of assets limitation of $3.3 billion at December 31, 2000.



     Table 4 presents the composition of the Bank's loan portfolio by type of loan and by fixed and variable rates at the dates indicated (in thousands):

              Table 4: Composition of Loan Portfolio

                                                                       At December 31,
                               ---------------------------------------------------------------------------------------------------
                                      2000                1999                1998                1997                1996
                               ------------------- ------------------- ------------------  ------------------- -------------------
                                  Balance  Percent    Balance  Percent    Balance  Percent    Balance  Percent    Balance  Percent
                               ----------- ------- ----------- ------- ----------- ------- ----------- ------- ----------- -------
Residential real estate loans  $ 7,927,442  36.2%  $ 5,685,220  39.8%  $ 5,410,467  46.7%  $ 6,944,949  59.7%  $ 7,520,159  77.3%
Residential construction loans      51,415   0.2        59,264    .4        62,536    .5       137,367   1.2       136,436   1.3
                               ----------- -----   ----------- -----   ----------- -----   ----------- -----   ----------- -----
  Total Residential Loans        7,978,857  36.4     5,744,484  40.2     5,473,003  47.2     7,082,316  60.9     7,656,595  78.6
                               ----------- -----   ----------- -----   ----------- -----   ----------- -----   ----------- -----

Commercial real estate loans     2,793,616  12.8     1,516,953  10.6       887,938   7.7       664,943   5.6       511,071   5.3
Commercial loans                 4,397,009  20.1    1,690,744   11.8       717,440   6.2       356,517   3.1       262,840   2.7
Automotive floor plan loans        513,641   2.3       730,623   5.1       578,147   5.0       279,757   2.4            --    --
Multi-family loans                 127,141   0.6       137,019   1.0       115,195   1.0       115,570   1.0       109,774   1.1
                               ----------- -----   ----------- -----   ----------- -----   ----------- -----   ----------- -----

  Total Commercial Loans         7,831,407  35.8     4,075,339  28.5     2,298,720  19.9     1,416,787  12.1       883,685   9.1
                               ----------- -----   ----------- -----   ----------- -----   ----------- -----   ----------- -----

Home equity loans                3,256,598  14.9     1,957,945  13.7     1,750,883  15.1     1,050,304   9.0       800,559   8.1
Auto loans                       2,309,025  10.5     1,936,980  13.6     1,510,676  13.0     1,553,318  13.4        73,393    .8
Loans to automotive lessors        317,281   1.4       288,636   2.0       252,856   2.2       267,033   2.3            --    --
Student loans                       26,283   0.1       249,279   1.7       256,744   2.2       190,440   1.6       211,358   2.2
Credit cards                            --    --            --    --            --    --        54,887    .5        82,798    .9
Other                              184,882   0.9        33,770    .3        39,888    .4        19,715    .2        25,446    .3
                               ----------- -----   ----------- -----   ----------- -----   ----------- -----   ----------- -----

  Total Consumer Loans           6,094,069  27.8     4,466,610  31.3     3,811,047  32.9     3,135,697  27.0     1,193,554  12.3
                               ----------- -----   ----------- -----   ----------- -----   ----------- -----   ----------- -----

  Total Loans                  $21,904,333 100.0%  $14,286,433 100.0%  $11,582,770 100.0%  $11,634,800 100.0%   $9,733,834 100.0%
                               =========== =====   =========== =====   =========== =====   =========== =====    ========== =====

Total Loans with:
  Fixed rates                  $14,157,623  64.6%  $ 8,767,844  61.4%  $ 6,095,088  52.6%  $ 4,859,629  41.8%   $2,318,695  23.8%
  Variable rates                 7,746,710  35.4     5,518,589  38.6     5,487,682  47.4     6,775,171  58.2     7,415,139  76.2
                               ----------- -----   ----------- -----   ----------- -----   ----------- -----   ----------- -----

    Total Loans                $21,904,333 100.0%  $14,286,433 100.0%  $11,582,770 100.0%  $11,634,800 100.0%   $9,733,834 100.0%
                               =========== =====   =========== =====   =========== =====   =========== =====    ========== =====



     Table 5 presents the contractual maturity of the Bank's commercial loans at December 31, 2000 (in thousands):

                 Table 5: Loan Maturity Schedule

                                       At December 31, 2000, Maturing
                              -------------------------------------------------
                              In One Year    One to       After
                                Or Less    Five Years   Five Years      Total
                              -----------  ----------   ----------   ----------
Commercial real estate loans  $  128,641   $1,408,945   $1,256,030   $2,793,616
Commercial loans               1,774,557    1,772,561      849,891    4,397,009
Automotive floor plans loans     233,115      193,196       87,330      513,641
Multi-family loans                   132       21,560      105,449      127,141
                              ----------   ----------   ----------   ----------

  Total                       $2,136,445   $3,396,262   $2,298,700   $7,831,407
                              ==========   ==========   ==========   ==========

Loans with:
  Fixed rates                 $    7,718   $1,937,439   $1,361,862   $3,387,019
  Variable rates               2,048,727    1,458,823      936,838    4,444,388
                              ----------   ----------   ----------   ----------

Total                         $2,136,445   $3,396,262   $2,298,700   $7,831,407
                              ==========   ==========   ==========   ==========

     Credit Risk Management. Extending credit exposes the Bank to credit risk, which is the risk that the principal balance of a loan and any related interest will not be collected due to the inability of the borrower to repay the loan. The Bank manages credit risk in the loan portfolio through adherence to consistent standards, guidelines and limitations established by the Board of Directors. Written loan policies establish underwriting standards, lending limits and other standards or limits as deemed necessary and prudent. Various approval levels, based on the amount of the loan and whether the loan is secured or unsecured, have also been established. Loan approval authority ranges from the individual loan officer to the Board of Directors' Loan Committee. In addition to being subjected to the judgment of experienced loan officers and their managers, loans over a certain dollar size also require the co-approval of credit officers independent of the loan officer to ensure consistency and quality in accordance with Sovereign's credit standards.

     The Loan Review Group conducts ongoing, independent reviews of the lending process to ensure adherence to established policies and procedures, monitors compliance with applicable laws and regulations, provides objective measurement of the risk inherent in the loan portfolio, and ensures that proper documentation exists. The results of these periodic reviews are reported to the Asset Review Committee, and to the Board of Directors of both SBI and the Bank. In response to the Bank's increased emphasis on commercial and consumer lending, the Bank has added to its loan review group by hiring loan review officers with significant commercial and consumer experience. The Bank also maintains a watch list for certain loans identified as requiring a higher level of monitoring by management because of one or more factors, such as economic conditions, industry trends, nature of collateral, collateral margin, payment history, or other factors. At December 31, 2000 commercial loan credit quality is strong, but due to questions on the strength of the economy, is under a high level of scrutiny by both line management and the independent Loan Review Group.

     The following discussion summarizes the underwriting policies and procedures for the major categories within the loan portfolio and addresses the Bank's strategies for managing the related credit risk.

     Commercial Loans. Credit risk associated with commercial loans is primarily influenced by prevailing and expected economic conditions and the level of underwriting risk the Bank is willing to assume. To manage credit risk when extending commercial credit, the Bank focuses on both assessing the borrower's capacity and willingness to repay and on obtaining sufficient collateral. Commercial and industrial loans are generally secured by the borrower's assets and by personal guarantees. Commercial real estate loans are originated primarily within the Pennsylvania, New Jersey, and New England market areas and are secured by developed real estate at conservative loan-to-values and often by a guarantee of the borrower. Management closely monitors the composition and quality of the total commercial loan portfolio to ensure that significant credit concentrations by borrower or industry do not exist.

     Consumer Loans. Credit risk in the direct consumer loan portfolio is controlled by strict adherence to conservative underwriting standards that consider debt-to-income levels and the creditworthiness of the borrower and, if secured, collateral values. In the home equity loan portfolio, combined loan-to-value ratios are generally limited to 80% or credit insurance is purchased to limit exposure. Other credit considerations may warrant higher combined loan-to-value ratios for approved loans at December 31, 2000. The portion of the consumer portfolio which is secured by real estate, vehicles, deposit accounts or government guarantees comprises 96.8% of the entire portfolio.

     Residential Loans. The Bank originates fixed rate and adjustable rate residential mortgage loans which are secured by the underlying 1- 4 family residential property. At
December 31, 2000 and 1999, residential loans accounted for 36% and 40%, respectively, of the total loan portfolio. This decrease was the outcome of the Bank's increased emphasis on commercial and consumer lending. Credit risk exposure in this area of lending is minimized by the evaluation of the creditworthiness of the borrower, including debt-to-equity ratios, credit scores, and adherence to underwriting policies that emphasize conservative loan-to-value ratios of generally no more than 80%. Residential mortgage loans granted in excess of the 80% loan-to-value ratio criterion are generally insured by private mortgage insurance, unless otherwise guaranteed or insured by the Federal, state or local government. The Bank also utilizes underwriting standards which comply with those of the FHLMC or the FNMA. Credit risk is further reduced since a portion of the Bank's fixed rate mortgage loan production is sold to investors in the secondary market without recourse.

     Collections. The Bank closely monitors delinquencies as another means of maintaining high asset quality. Collection efforts begin within 15 days after a loan payment is missed by attempting to contact all borrowers and to offer a variety of loss mitigation alternatives. If these attempts fail, the Bank will proceed to gain control of any and all collateral in a timely manner in order to minimize losses. While liquidation and recovery efforts continue, officers continue to work with the borrowers, if appropriate, to recover all monies owed to the Bank. The Bank monitors delinquency trends at 30, 60, and 90 days past due. These trends are discussed at the monthly Asset Review Committee meetings. Minutes from these meetings are submitted to the Bank's Board of Directors.

     Non-performing Assets. At December 31, 2000, the Bank's non-performing assets were $187 million compared to $84 million at December 31, 1999. Non-performing assets as a percentage of total assets was .56% at December 31, 2000 compared to .34% at December 31, 1999. This increase was caused by each segment of the portfolio, but notably in residential and commercial portfolios. Commercial non-performing loans are higher due to deterioration in a segment of the portfolio concentrated in cash flow, or enterprise lending in syndicated, multi-bank credits that were originated by other banks and participated in by the Bank, as well as direct loans made to Bank customers.

     At December 31, 2000, 45% of non-performing assets consisted of loans related to real estate or OREO. Another 7% of non-performing assets consisted of indirect auto loans and other repossessed assets. Indirect auto loans delinquent in excess of 120 days carry an allowance allocation of 100%. Repossessed autos carry an allowance allocation of 50%. The Bank places all loans 90 days or more delinquent (except auto loans and loans guaranteed by the government or secured by deposit accounts) on non-performing status. The Bank's auto loans continue to accrue interest until they are 120 days delinquent, at which time they are placed on non-accrual status and a 100% allowance allocation is assigned. Effective
January 1, 2001, the Bank extended the auto loans accrual policy to other consumer loans.



     Table 6 presents the composition of non-performing assets at the dates indicated (in thousands):

                 Table 6:  Non-Performing Assets

                                                    At December 31,
                                  ----------------------------------------------------
                                     2000      1999       1998       1997        1996
                                  --------   -------   --------   --------   ---------
Non-accrual loans:
  Residential                     $ 60,322   $32,374   $ 60,582   $ 65,930   $  78,463
  Commercial real estate            12,403     4,110      6,108      2,785       8,136
  Commercial                        64,485    12,668      7,305        942       3,332
  Consumer                          38,239    26,259     25,964     25,720       9,254
                                  --------   -------   --------   --------   ---------

Total non-accrual loans            175,449    75,411     99,959     95,377      99,185
Restructured loans                   3,755     3,755        141        327       1,561
                                  --------   -------   --------   --------   ---------

Total
  non-performing loans             179,204    79,166    100,100     95,704     100,746
Other real estate owned and
  other repossessed assets:
    Residential real estate owned    4,425     2,344     12,147     11,299      13,669
  Commercial real estate owned          --     1,223        665        710       4,380
  Other repossessed assets           3,758     1,762      2,772         --          --
                                  --------   -------   --------   --------   ---------

Total other real estate owned
  and other repossessed assets       8,183     5,329     15,584     12,009      18,049
                                  --------   -------   --------   --------   ---------

Total non-performing assets       $187,387   $84,495   $115,684   $107,713    $118,795
                                  ========   =======   ========   ========    ========

Past due 90 days or more as to
  interest or principal and
  accruing interest              $  16,733   $10,238   $  9,975   $  7,053   $  16,722
Non-performing assets as a
     percentage of total assets       .56%      .34%       .53%       .62%        .77%
Non-performing loans as a
     percentage of total loans        .82       .55        .86        .82        1.04
Non-performing assets as a
     percentage of total loans and
     other real estate owned          .86       .59       1.00        .92        1.22
Allowance for loan losses as a
     percentage of total non-
     performing assets             136.8     157.4      115.7      108.5        62.2
Allowance for loan losses as a
    percentage of total
    non-performing loans           143.1     168.0      133.7      122.1        73.3

     Gross interest income for the years ended December 31, 2000, 1999 and 1998, would have increased by approximately
$7.0 million, $5.0 million and $9.5 million, respectively, had the Bank's period-end non-accruing and restructured loans been current in accordance with their original terms and outstanding throughout the period. Interest income recorded on these loans for the years ended December 31, 2000, 1999, and 1998, was $3.8 million, $2.1 million and $3.3 million, respectively.

     Potential Problem Loans. Potential problem loans (consisting of loans for which management has doubts as to the ability of such borrowers to comply with present repayment terms, although not currently classified as non-performing loans) amounted to approximately $97 million and $13 million at December 31, 2000 and 1999. The increase in potential problem loans was due to increased loan volumes associated with the SBNE Acquisition.

     Allowance for Loan Loss. The adequacy of the Bank's allowance for loan losses is regularly evaluated. Management's evaluation of the adequacy of the allowance to absorb potential loan losses takes into consideration the risks inherent in the loan portfolio, past loan loss experience, specific loans which have loss potential, geographic and industry concentrations, delinquency trends, economic conditions, the level of originations and other relevant factors. Management also considers loan quality, changes in the size and character of the loan portfolio, amount of non-performing loans, delinquency trends, economic conditions, industry trends and consultation with regulatory authorities when determining the allowance. The Bank's last regulatory examination was as of September 30, 2000.

     At December 31, 2000, the Bank's loan delinquencies (all performing loans greater than 30 days delinquent) as a percentage of total loans was 2.29% compared to 1.94% at December 31, 1999. This increase was evident in each segment of the portfolio. Overall, management believes that delinquencies, charge-offs, and non-performing statistics have evidenced deterioration because of certain specific factors and not weakness throughout the entire portfolio. Nonetheless, the allowance has been increased from .93% to 1.17% of total loans reflecting these trends and the shift in portfolio composition throughout the year, and credit risk management processes continue to identify deterioration as soon as possible. At December 31, 1999, the Bank's loan portfolio was 40% residential, 31% consumer and 29% commercial. At December 31, 2000, the Bank's loan portfolio was 36% residential, 28% consumer and 36% commercial. Along with higher yields, management believes this shift in loan composition brings higher inherent credit risk.

     The Bank maintains an allowance for loan losses sufficient to absorb inherent losses in the loan portfolio. The Bank believes the current allowance to be at a level adequate to cover such inherent losses. At December 31, 2000, the Bank's total allowance was $256 million. The Bank's total allowance at year-end equated to approximately 4.0 times the average charge-offs for the last three years and 5.6 times the average net charge-offs for the same three-year period. Because historical charge-offs are not necessarily indicative of future charge-off levels, the Bank also gives consideration to other risk indicators when determining the appropriate allowance level.

     The Bank applies similar methods of determining the loan loss allowance for purchased loan portfolios as it does in establishing allowances for originated loans. The Bank established $135 million of allowance for loan losses for the loans acquired in the SBNE Acquisition. In establishing this allowance, the Bank utilized its methodology, adjusted for increased uncertainty regarding the quality of the acquired loans. The Bank performed specific reviews of large non-homogeneous loans, and established specific allowances accordingly. For homogenous loans, the Bank established the loan loss allowance based on limited available performance history, industry statistics and similar experiences with other acquired portfolios.

     The allowance for loan losses consists of two elements:
(i) an allocated allowance, which for non-homogeneous loans is comprised of allowances established on specific classified loans, and class allowances for both homogeneous and non-homogeneous loans based on historical loss experience and current trends, and (ii) unallocated allowances based on both general economic conditions and other risk factors in the Bank's individual markets and portfolios, and to account for a level of imprecision in management's estimation process.

     The allowance recorded for consumer and residential portfolios is based on an analysis of product mix, credit scoring and risk composition of the portfolio, fraud loss and bankruptcy experiences, economic conditions and historical and expected delinquency and charge-off statistics for each homogeneous category or group of loans. Based on this information and analysis, an allowance is established approximating a rolling twelve-month estimate of net charge-offs.

     The allowance recorded for commercial loans is based on an analysis of the individual credits and relationships and is separated into two parts, the specific allowance and the class allowance.

     The specific allowance element of the commercial loan allowance is based on a regular analysis of criticized commercial loans where internal credit ratings are below a predetermined classification. This analysis is performed by the Managed Asset Division, where loans with recognized deficiencies are administered, and periodically reviewed by the Loan Review Department. The specific allowance established for these criticized loans is based on a careful analysis of related collateral value, cash flow considerations and, if applicable, guarantor capacity.

     The class allowance element of the commercial loan allowance is determined by an internal loan grading process in conjunction with associated allowance factors. These class allowance factors are updated at least annually and are based primarily on actual historical loss experience, consultation with regulatory authorities, and peer group's loss experience. While this analysis is conducted at least annually, the Bank may revise the class allowance factors quarterly in order to address improving or deteriorating credit quality trends or specific risks associated with a given loan pool classification.

     Regardless of the extent of the Bank analysis of customer performance, portfolio evaluations, trends or risk management processes established, certain inherent but undetected losses are probable within the loan portfolio. This is due to several factors, including inherent delays in obtaining information regarding a customer's financial condition or changes in their unique business conditions; the judgmental nature of individual loan evaluations, collateral assessments and the interpretation of economic trends; volatility of economic or customer conditions and the sensitivity of assumptions utilized to establish allocated allowances for homogeneous groups of loans among other factors. The Bank maintains an unallocated allowance to recognize the existence of these exposures. These other risk factors are continuously reviewed and revised by management where conditions indicate that the estimates initially applied are different from actual results.

     A comprehensive analysis of the allowance for loan losses is performed by the Bank on a quarterly basis. In addition, a review of allowance levels based on nationally published statistics is conducted on an annual basis. The Bank has an Asset Review Committee, which has the responsibility of affirming allowance methodology and assessing the general and specific allowance factors in relation to estimated and actual net charge-off trends. This Committee is also responsible for assessing the appropriateness of the allowance for loan losses for each loan pool classification at the Bank.

     Although the Bank determines the amount of each element of the allowance separately and this process is an important credit management tool, the entire allowance for credit losses is available for the entire loan portfolio. The actual amount of losses incurred can vary significantly from the estimated amounts. The Bank's methodology includes several factors intended to minimize the differences between estimated and actual losses. These factors allow the Bank to adjust its estimate of losses based on the most recent information available.

     During 2000, management analysis of historical losses of the residential and consumer portfolios enabled the Bank to reduce reserves for these portfolios to a level that is more comparable to the portfolio's performance history, as discussed below.

     Table 7 summarizes the Bank's allocation of the allowance for loan losses for allocated and unallocated allowances by loan type, and the percentage of each loan type of total portfolio loans (in thousands):

      Table 7:  Allocation Of The Allowance For Loan Losses

                                                    At December 31,
                         ------------------------------------------------------------------------
                             2000           1999           1998           1997           1996
                         ------------   ------------   ------------   ------------   ------------
                                % of           % of           % of           % of           % of
                                Loans          Loans          Loans          Loans          Loans
                                  to             to             to             to             to
                                Total          Total          Total          Total          Total
                         Amount Loans   Amount Loans   Amount Loans   Amount Loans   Amount Loans
                         ------ -----   ------ -----   ------ -----   ------ -----   ------ -----
Allocated allowances:
Commercial loans        $149,828  36%  $ 58,784  29%  $ 38,354  20%  $ 30,793  12%   $21,091   9%
Residential real estate
  mortgage loans          34,629  36     19,535  40     22,427  47     36,351  61     25,835  79
Consumer loans            48,053  28     43,455  31     48,083  33     24,300  27     10,274  12
Unallocated allowances    23,846  n/a    11,212  n/a    24,938  n/a    25,379  n/a    16,647  n/a
                        -------- ----  -------- ----  -------  ----  -------- ----   ------- ----

Total allowance for loan
  losses                $256,356 100%  $132,986 100%  $133,802 100%  $116,823 100%   $73,847 100%
                        ======== ====  ======== ====  ======== ====  ======== ====   ======= ====

     Residential Portfolio. The allowance for the residential mortgage portfolio increased from $19.5 million at December 31, 1999, to $34.6 million at December 31, 2000. The increase was due primarily to reserves established in connection with the SBNE Acquisition of $15.6 million, offset somewhat by a reduction of $14.3 million of reserves allocated to the originated portion of the portfolio due to a change in estimates related to management's analysis of the portfolio performance on the last several years. The increase between years represents an increase in absolute levels, from .34% at December 31, 1999, to .41% at December 31, 2000, reflecting some increased levels of delinquencies and non-performing assets. Delinquencies, stated on a consistent basis to reflect the FFIEC classification guidelines implemented in 2000, increased from 3.22% at December 31, 1999, to 3.78% at December 31, 2000.

     Consumer Portfolio. The allowance for the consumer loan portfolio increased from $43.5 million at December 31, 1999, to $48.1 million at December 31, 2000, due to reserves established in connection with the SBNE Acquisition of $18.6 million offset by a change in estimate of $16.8 million related to management's analysis of portfolio performance over the past several years. Specifically, since its acquisition of the portfolio from FleetBoston Financial in 1997, the Bank enhanced its underwriting and credit monitoring processes related to its indirect auto portfolio and purchased indirect auto portfolio, which has resulted in a decrease in historical net charge-offs in the auto portfolio from 1.23% for 1998 to .53% for 2000.

     Commercial Portfolio. The allowance for loan losses for the commercial portfolio increased $91 million to $149.8 million at December 31, 2000. This increase is due to reserves established in connection with the SBNE Acquisition of $80 million and management's evaluation of general economic conditions and trends in the performance of this portfolio which resulted in an increased allocation of $31.1 million due to deterioration of certain asset-based and cash flow loans in the Specialty Lending Group. The allowance allocated to the commercial portfolio was increased by $7.6 million due to rating changes in the Bank's general commercial credits. Although the Bank experienced deterioration in credit quality in selected portfolios, seasoning and improved performance enabled the Bank to release $6.7 million and $12.6 million, respectively, from its small business portfolio and commercial real estate portfolio. Total commercial non-accrual loans as a percentage of total commercial loans increased from .41% at December 31, 1999 to .98% at December 31, 2000, primarily in the aforementioned Specialty Lending Group, and resulted in the allowance allocated to commercial loans as a percentage of total commercial loans increasing from 1.44% at December 31, 1999, to 1.91% at December 31, 2000. In addition to the increase in non-accruals noted above, this increase was due to management's belief that economic conditions are showing signs of slowing from periods of earlier robust growth.

     Unallocated Allowance. The unallocated allowance increased $12.6 million to $23.8 million at December 31, 2000. The increase in the unallocated allowance is related to management's evaluation of current economic conditions, loan portfolio trends, and recently acquired portfolios. The increase raises the unallocated allowance as a percentage of the total allowance for loan losses from 8.4% at December 31, 1999, to 9.3% at December 31, 2000. This is a result of increased uncertainty with respect to current economic conditions, along with the shift in the Bank's loan composition, which brings higher inherent risk.

     Investment Securities. The Bank's investment portfolio is concentrated in mortgage-backed securities and collateralized mortgage obligations issued by federal agencies or private label issues. The private label issues have ratings of "AAA" by Standard and Poor's and Fitch/IBCA at the date of issuance. The classes are backed by single-family residential loans which are primary residences geographically dispersed throughout the United States. The Bank purchases classes which are senior positions backed by subordinate classes. The subordinate classes absorb the losses and must be completely eliminated before any losses flow through the senior positions. The Bank's strategy is to purchase classes which have an average life of four years or less. The effective duration of the total investment portfolio at December 31, 2000, was 3.58 years.

     Investment Securities Available-for-Sale. Securities expected to be held for an indefinite period of time are classified as available-for-sale and are carried at fair value, with unrealized gains and losses reported as a separate component of stockholder's equity, net of estimated income taxes. Decisions to purchase or sell these securities are based on economic conditions including changes in interest rates, liquidity, and asset/liability management strategies. For additional information with respect to the amortized cost and estimated fair value of the Bank's investment securities available-for-sale, see Note 4 in the "Notes to Consolidated Financial Statements" hereof. The actual maturities of mortgage-backed securities available-for-sale will differ from contractual maturities because borrowers may have the right to prepay obligations without prepayment penalties. During 2000, the Bank sold $2.1 billion of investment securities available for sale and incurred a $103 million loss as part of a balance sheet deleveraging strategy.

     Investment Securities Held-to-Maturity. Securities that the Bank has the intent and ability to hold to maturity are classified as held-to-maturity and reported at amortized cost. This portfolio is primarily comprised of U.S. Treasury and government agency securities; corporate debt securities; mortgage-backed securities issued by FHLMC, FNMA, the Government National Mortgage Association ("GNMA"), and private issuers; and collateralized mortgage obligations. For additional information with respect to the amortized cost and estimated fair value of the Bank's investment securities held-to-maturity, see Note 4 in the "Notes to Consolidated Financial Statements" hereof.

     The actual maturities of the mortgage-backed securities held-to-maturity will differ from contractual maturities because borrowers may have the right to call or repay obligations with or without call or prepayment penalties.

     In the third and fourth quarters of 2000, $1.2 billion of owned mortgage loans were securitized. The Bank retained the resulting securities and classified them as held-to-maturity.



     Table 8 presents the book value of investment securities by obligation and Table 9 presents the securities of single issuers (other than obligations of the United States and its political subdivisions, agencies and corporations) having an aggregate book value in excess of 10% of the Bank's stockholder's equity which were held by the Bank at December 31, 2000 (dollars in thousands):

           Table 8:  Investment Securities By Obligor(1)

                                             At December 31,
                                        ------------------------
                                           2000          1999
                                        ----------    ----------
Investment securities

  available-for-sale:
    U.S. Treasury and
      government agency securities      $1,191,756    $  964,016
    State and municipal securities           5,288         7,884
    Other securities                     4,076,180     7,019,178
                                        ----------    ----------
Total investment securities
  available-for-sale                    $5,273,224    $7,991,078
                                        ==========    ==========
Investment securities held-to-maturity:
  U.S. Treasury and government
    agency securities                   $1,564,825    $  499,991
  State and municipal securities               739         3,275
  Other securities                         395,372       527,286
                                        ----------    ----------
Total investment securities
  held-to-maturity                      $1,960,936    $1,030,552
                                        ==========    ==========
__________________
(1)  Table includes Agency preferred stock and FHLB stock.



        Table 9:  Investment Securities Of Single Issuers

                                        At December 31, 2000
                                     ---------------------------
                                     Amortized Cost   Fair Value
                                     --------------   ----------
Cendant Mortgage                        $  402,939    $  396,348
Countrywide Home Loans, Inc                253,919       249,104
First Nationwide Trust                     263,202       250,915
Norwest Asset Securities Corporation       272,596       262,823
PNC Mortgage Securities Corporation        420,346       418,592
Residential Asset Securitization Trust     305,521       301,034
Residential Funding Corporation            424,247       425,998
Structured Asset Securities Corporation    386,216       378,054
                                        ----------    ----------
     Total                              $2,728,986    $2,682,868
                                        ==========    ==========



     Table 10 presents the book value, expected maturities and yields of the Bank's investment securities available-for-sale at December 31, 2000 (in thousands):

      Table 10:  Investment And Mortgage-Backed Securities
                       Available-For-Sale

                                               At December 31, 2000, Due
                                     -------------------------------------------------------
                                      In One     One Year/   Five        After 10
                                      Year Or    Five        Years/      Years/No
                                      Less       Years       Ten Years   Maturity    Total
                                      --------   ----------  ----------  ----------  -------
Investment Securities:
  US Treasury and government agency
    securities                         $ 80,831   $   11,109  $       --  $      --    $  91,940
                                           6.42%        6.18%         --         --         6.39%
  Corporate securities                       --          605     180,693    135,338      316,636
                                             --         8.60%       8.84%      7.83%        8.41%
  Asset-backed securities                96,084      264,600     119,469     31,443      511,596
                                           6.82%        6.83%       6.70%      6.40%        6.77%
  FHLB stock                                 --           --          --    225,797      225,797
                                             --           --          --       7.25%        7.25%
  Agency preferred stock                     --           --          --    425,877      425,877
                                             --           --          --       7.94%        7.94%
  Municipal securities                      355          364       1,122      3,447        5,288
                                           5.81%        5.84%       6.02%      8.66%        7.71%
Mortgage-backed Securities:
  US government agency passthroughs      88,284      281,417     163,137    141,101      673,939
                                           7.11%        7.08        6.99%      6.86%        7.02%
  Non-agency passthroughs               438,874    1,122,388     418,209    534,097    2,513,568
                                           6.65%        6.66%       6.67%      7.26%        6.78%
Collateralized mortgage obligations      50,361      278,286     155,402     24,534      508,583
                                           7.30%        7.30%       7.36%      6.80%        7.29%
                                       --------   ----------  ---------- ----------   ----------
Total investment and mortgage-backed
  securities available-for-sale        $754,789   $1,958,769  $1,038,032 $1,521,634  $5,273,224
                                       --------   ----------  ---------- ----------  ----------
Weighted average yield                     6.74%        6.83%       7.20%      7.44%       7.07%
                                       ========   ==========  ========== =========== ==========



     Table 11 presents the book value, expected maturity and yields of the Bank's investment securities held-to-maturity at December 31, 2000 (in thousands):

      Table 11:  Investment And Mortgage-Backed Securities
                        Held-To-Maturity

                                               At December 31, 2000, Due
                                     -------------------------------------------------------
                                             In One    One Year/ Five      After
                                             Year Or   Five      Years/    10
                                             Less      Years     Ten Years Years     Total
                                             --------  --------  --------  --------  -------
  U.S. Treasury and government agency
    securities                                $  4,704  $  1,525  $    153  $     --    $  6,382
                                                  6.89%     7.19%     7.20%       --        6.97%

  Corporate securities                              --     2,525    20,010        --      22,535
                                                    --     10.21%    10.27%       --       10.26%

  Municipal securities                             406       333        --        --         739
                                                  5.01%     5.83%       --        --        5.38%

Mortgage-backed  Securities:
  U.S. government agency passthroughs          257,962   730,523   355,982   213,976   1,558,443
                                                  7.29%     7.18%     6.87%     6.27%       7.00%

  Non-agency passthroughs                        9,539    23,029     5,690       860      39,118
                                                  7.42%     7.69%     7.96%     7.93%       7.67%

Collateralized mortgage obligations             80,947   222,672    17,176    12,924     333,719
                                                  6.23%     6.57%     7.18%     7.41%       6.55%
                                              --------  --------  --------  --------  ----------

Total investment and mortgage-backed
  securities held-to-maturity                 $353,558  $980,607  $399,011  $227,760  $1,960,936
                                              ========  ========  ========  ========  ==========

Weighted  average  yield(1)                       7.04%     7.06%     7.07%     6.34%       6.97%
                                              ========  ========  ========  ========  ==========

(1)  Weighted average yield calculated using amortized cost.

     Other Assets. Premises and equipment increased in 2000 by $171 million due to the various assets acquired in the SBNE Acquisition and the growth of the existing franchise. Accrued interest receivable increased $66 million due to the increase in the loan portfolio and the increased yield on such loans. BOLI increased due to an additional investment of $200 million during the year. Other assets at December 31, 2000, were $973 million compared to $502 million at December 31, 1999. This increase primarily relates to $180 million of precious metals inventory, and other assets, acquired in the SBNE Acquisition.

     Goodwill and other intangible assets increased $1.0 billion to $1.5 billion. This increase was primarily due to additional goodwill of $685 million and core deposit intangibles of $428 million related to the SBNE Acquisition, offset by goodwill and intangible asset amortization of $99 million. The goodwill arose from the purchase of $12.3 billion of deposits at a premium of 12% (9% net of adjustments) and purchase accounting adjustments related primarily to marking the loans to market value and establishing a loan loss allowance.

     Deposits. Deposits are attracted from the Bank's primary geographic market area through the offering of various deposit instruments including demand and NOW accounts, money market accounts, savings accounts, certificates of deposit and retirement savings plans. Total deposits at December 31, 2000, were $24.5 billion compared to $12.0 billion at December 31, 1999. The increase in deposits is attributable to $12.3 billion of deposits acquired in the SBNE Acquisition, and growth in our existing deposit base of approximately $800 million, offset by $315 million of deposits divested in the sale of 20 branches in northern Pennsylvania.

     Borrowings. The Bank utilizes short-term borrowings as a source of funds for its asset growth and its asset/liability management. Collateralized advances are available from the FHLB, provided certain standards related to creditworthiness have been met. Another source of funds for the Bank is reverse repurchase agreements. Reverse repurchase agreements are short-term obligations collateralized by investment securities. Total short-term borrowings at December 31, 2000, were $1.3 billion, compared to total borrowings of $6.2 billion at December 31, 1999.

     Through the use of interest rate swaps, $400 million of the FHLB advances at December 31, 2000, have been effectively converted from variable rate obligations to fixed rate obligations. An additional $500 million of borrowings have been protected from upward repricing through the use of interest rate caps.



     Table 12 presents information regarding the Bank's borrowings and the related weighted average rate at the dates indicated (in thousands):

                      Table 12:  Borrowings

                                       At December 31,
                            -----------------------------------
                                 2000                 1999
                            ---------------      --------------
                            Balance    Rate      Balance   Rate
                          -----------  ----     ---------  ----
Federal funds purchased   $   130,000  5.23%    $      --    --
Securities sold under
   repurchase agreements      230,900  6.58%      102,944  5.85%
Federal Home Loan
  Bank advances               970,000  6.62%    6,054,995  5.67%
                           ----------          ----------
Total borrowings           $1,330,900  6.48%   $6,157,939  5.67%
                           ==========          ==========



     Table 13 summarizes information regarding short-term securities sold under repurchase agreements and short-term FHLB advances (in thousands):

                 Table 13:  Details Of Borrowings
                                               December 31,
                                        ------------------------
                                            2000         1999
                                        -----------   ----------
Short-term securities sold
  under repurchase agreement:
Balance                                 $  230,900   $  102,944
  Weighted average interest rate              6.58%        5.85%
  Maximum amount outstanding
    at any month-end during the year    $1,426,828   $2,461,914
  Average amount outstanding
    during the year                     $  811,601   $1,145,454
  Weighted average interest
    rate during the year                      6.57%        5.46%

Short-term FHLB advances:
  Balance                               $  970,000   $6,054,995
  Weighted average interest rate              6.62%        5.67%
  Maximum amount outstanding at any
    month-end during the year           $8,753,000   $6,054,995
  Average amount outstanding
    during the year                     $4,267,647   $3,442,512
  Weighted average interest rate
    during the year                           6.59%       5.57%

     Long-Term Debt. Total long-term debt at December 31, 2000 was $3.5 billion compared to $4.6 billion at December 31, 1999. The decrease in long-term debt was due to the sale of FHLB advances which resulted in an extraordinary gain, and the maturity of long-term FHLB advances.

Bank Regulatory Capital

     Federal law requires institutions regulated by the OTS to have a minimum leverage capital ratio equal to 3% of tangible assets and 4% of risk-adjusted assets, and a risk-based capital ratio equal to 8%. Federal law also requires OTS regulated institutions to have a minimum tangible capital equal to 2% of total tangible assets. To be "well capitalized," a thrift institution must maintain a Tier 1 leverage ratio of at least 5%, a Tier 1 risk-based capital ratio of 6% and total risk-based capital of 10%.

     The OTS Order, issued as a condition to the approval of the SBNE Acquisition, requires the Bank to maintain capital in excess of the thresholds described above to be "well capitalized" and also to meet certain additional requirements and other conditions. Various agreements with SBI's lenders also require the Bank to be "well capitalized" at all times and in compliance with all regulatory requirements. Management believes, as of December 31, 2000 and 1999, that the Bank met all capital adequacy requirements to which it is subject in order to be "well capitalized." Management expects that the Bank will continue to be classified as well capitalized and in compliance with such capital requirements and conditions.

     Although OTS capital regulations do not apply to savings and loan holding companies, the OTS Order requires SBI to maintain certain Tier 1 capital levels. SBI is presently in compliance with this requirement and expects to remain as such.

     Table 14 presents the capital ratios of the Bank and the current regulatory requirements applicable to a thrift institution at December 31, 2000. See Note 13 - Regulatory
Matters in the Notes to the Consolidated Financial Statements for more details.

                  Table 14:  Regulatory Capital

                                      OTS Regulation(1)
                            ------------------------------------
                                                          Well
                            Sovereign    Minimum     Capitalized
                              Bank     Requirement   Requirement
                            ---------  -----------   -----------
Tangible capital
  to tangible assets          6.97%       2.00%          None
Tier 1 capital
  to tangible assets          7.01        3.00           5.00%
Tier 1 capital
  to risk adjusted assets     9.32        4.00           6.00
Total risk-based
  to risk adjusted assets    10.43        8.00          10.00

(1) The OTS Order imposes certain additional capital requirements in excess of the OTS-regulated minimum requirements.



Liquidity and Capital Resources

     Liquidity represents the ability of the Bank to obtain cost effective funding to meet the needs of customers, as well as the Bank's financial obligations. The Bank's primary sources of liquidity include retail deposit gathering, FHLB borrowings, reverse repurchase agreements and wholesale deposit purchases. Other sources of liquidity include federal funds purchased, asset securitizations, liquid investment portfolio securities and capital contributions from SBI.

     The Bank is required under applicable federal regulations to maintain sufficient levels of liquid investments in cash and other qualifying investments. As of December 31, 2000, the Bank's liquidity ratio was 48.38%, which is in excess of the required minimum.

     Factors which impact the liquidity position of the Bank include loan origination volumes, loan prepayment rates, the maturity structure of existing loans, core deposit growth levels, CD maturity structure and retention, the Bank's credit ratings, investment portfolio cash flows and the maturity structure of wholesale funding. These risks are monitored and centrally managed. This process includes reviewing all available wholesale liquidity sources. As of December 31, 2000, the Bank had $5.4 billion in available overnight liquidity in the form of unused federal funds, unused FHLB borrowing capacity and unencumbered investment portfolio securities. The Bank also forecasts future liquidity needs and develops strategies to ensure that adequate liquidity is available at all times.

     During 2000, the Bank completed the following transactions to provide either additional capital and/or increased liquidity:

     Securitizations and Branch Sale. In December 2000, the Bank securitized and sold approximately $369 million of home equity loans. In October 2000, the Bank securitized and sold $579 million of automotive floor plan commercial loans. In the fourth quarter 2000, the Bank sold certain non-strategic branches with deposits of $315 million. The securitizations and branch sales resulted in a net gain of $9 million, recorded as other income in the Financial Statements.

     Structured Real Estate Transaction. In the second quarter of 2000, the Bank executed a structured real estate transaction that involved the sale and subsequent leaseback of its own real estate and entered into a long-term lease arrangement for certain real estate for use by SBNE. The total transaction was valued at $308 million. Total expenses related to the transaction were approximately $17 million pretax.

     Contributions to Capital and Payment of Dividends. During 2000, SBI contributed $1.1 billion dollars in capital to the Bank in connection with the SBNE Acquisition. During 1999, SBI contributed $766 million of capital to the Bank in connection with acquisitions of Trenton Savings Bank and The Network Companies and in anticipation of the SBNE Acquisition in 2000.

     The Bank paid dividends of $100 million and $25 million to SBI in 2000 and 1999, respectively. During 2001, the Bank paid
$80 million of dividends to SBI.

     The OTS Order and certain contractual agreements limit the timing and amount of capital that the Bank can distribute to SBI. SBI's and the Bank's debt agreements impose customary limitations on dividends, other payments and intercompany transactions. These limits are not expected to affect dividend payments at current levels or reasonably anticipated increases.

Asset and Liability Management

     Interest rate risk arises primarily through the Bank's traditional business activities of extending loans and accepting deposits. Many factors, including economic and financial conditions, movements in market interest rates and consumer preferences, affect the spread between interest earned on assets and interest paid on liabilities. In managing its interest rate risk, the Bank seeks to minimize the variability of net interest income across various likely scenarios while at the same time maximizing its net interest income and net interest margin. To achieve these objectives, the Bank works closely with each business line and guides new business flows. The Bank also uses various other tools to manage interest rate risk including wholesale funding maturity targeting, investment portfolio purchase strategies, asset securitization/sale, and financial derivatives.

     Interest rate risk is managed centrally by the Asset and Liability Committee. Management reviews various forms of analysis to monitor interest rate risk including net interest income sensitivity, market value sensitivity, repricing frequency of assets versus liabilities and scenario analysis. Numerous assumptions are made to produce these analyses including assumptions on new business volumes, loan and investment prepayment rates, deposit flows, interest rate curves, economic conditions and competitor pricing.

     The Bank reviews nine instantaneous rate shock scenarios to assess the sensitivity of net interest income due to changes in interest rates including parallel shocks, curve steepening scenarios and curve flattening scenarios. At December 31, 2000, if interest rates moved parallel 200 basis points up or down, or if the yield curve steepened or flattened by 200 basis points, the Bank estimates the loss to net interest income would remain under 2.4%. This has improved significantly since December 31, 1999, when the estimated loss to net interest income was more sensitive in the worst case scenario, as the estimated loss to net interest income exceeded 10%. This improvement is due to the following factors: addition of significant deposits from the SBNE Acquisition; wholesale funding paydown of over $5 billion; investment deleveraging of over $2 billion; increase in the core deposit mix; and the increase in the mix of shorter duration consumer and commercial loans. Net interest income sensitivity is used to gauge the short-term interest rate risk of the Bank.

     The Bank also monitors the relative repricing sensitivities of its assets versus its liabilities. As of December 31, 2000, the one year cumulative gap was 1% versus (19)% one year earlier. This improvement is due to the same factors listed above. A neutral gap position indicates that the Bank's margin will be stable across various interest rate scenarios.

     Finally, the Bank monitors the market value sensitivity of it's assets versus the market value sensitivity of its liabilities. The analysis calculates the market value of assets, subtracts the market value of liabilities and adds any off-balance sheet items, which equals its Net Portfolio Value ("NPV"). The NPV is then calculated in numerous interest rate scenarios. Imbalances in this analysis indicate that the Bank has sensitivity to changes in interest rates. At December 31, 2000, the Bank had a very balanced profile, in correlation to the Gap Analysis and net interest income simulation results discussed above. When measuring NPV, the Bank closely monitors interest rate environments measured by standard industry practice, an instantaneous increase or decrease in interest rates of 200 basis points. If rates move parallel up or down by 200 basis points, the Bank's NPV remains constant with a loss of less than 1.55% in the worst-case scenario of rates falling 200 basis points. The worst-case scenario is used as a benchmark by regulators and the Bank to measure and monitor the interest rate risk sensitivity of an institution. NPV is used to gauge long-term interest rate risk.

     Because the assumptions used are inherently uncertain, the model cannot precisely predict the effect of higher or lower interest rates on net interest income. Actual results will differ from simulated results due to the timing, magnitude and frequency of interest rate changes, the difference between actual experience and the assumed volume and characteristics of new business and behavior of existing positions and changes in market conditions and management strategies.

     Pursuant to its interest rate risk management strategy, the Bank enters into off-balance sheet transactions which involve interest rate exchange agreements (swaps, caps, and floors) for interest rate risk management purposes. The Bank's objective in managing its interest rate risk is to provide sustainable levels of net interest income while limiting the impact that changes in interest rates have on net interest income.

     Interest rate swaps are generally used to convert fixed rate assets and liabilities to variable rate assets and liabilities and vice versa. The Bank utilizes interest rate swaps that have a high degree of correlation to the related financial instrument. At December 31, 2000, the Bank's principal off-balance sheet transactions included converting fixed rate liabilities to floating rate liabilities.

     Interest rate caps are generally used to limit the exposure from the repricing and maturity of liabilities, and interest rate floors are generally used to limit the exposure from the repricing and maturity of assets. Interest rate caps and floors are also used to limit the exposure created by other interest rate swaps. In certain cases, interest rate caps and floors are simultaneously bought and sold to create a range of protection against changing interest rates while limiting the cost of that protection.

     As part of its mortgage banking strategy, the Bank originates fixed rate residential mortgages. It sells the majority of these loans to FHLMC, FNMA and private investors. The loans are exchanged for cash or marketable fixed rate mortgage-backed securities which are generally sold. This helps insulate the Bank from the interest rate risk associated with these fixed rate assets. The Bank uses forward sales, cash sales and options on mortgage-backed securities as a means of hedging loans in the mortgage pipeline which are originated for sale.

     To accommodate customer needs, the Bank enters into customer-related financial derivative transactions primarily consisting of interest rate swaps, caps, and floors. Risk exposure from customer positions is managed through transactions with other dealers.

     Table 15 presents the amounts of interest-earning assets and interest-bearing liabilities that are assumed to mature or reprice during the periods indicated at December 31, 2000, and their related average yields and costs. Adjustable and floating rate loans and securities are included in the period in which interest rates are next scheduled to adjust rather than the period in which they mature (in thousands):



                    Table 15:  Gap Analysis

                                                                 At December 31, 2000, Repricing
                                  Year One      Year Two    Year Three   Year Four    Year Five    Thereafter       Total
                                -----------   ----------   ----------   ----------   ----------   ----------    -----------
Interest earning assets:
Investment securities(1)(2)    $ 2,771,676   $1,163,271   $  626,477   $  406,746   $  199,847   $2,080,582    $ 7,248,599
                                        6.95%        7.14%        7.23%        7.26%        7.24%        6.88%          7.01%
  Loans(3)                        11,338,590    3,163,161    1,930,388    1,193,130      945,031    3,334,033     21,904,333
                                        9.02%        8.65%        8.51%        8.28%        7.87%        7.71%          8.63%
                                -----------   ----------   ----------   ----------   ----------   ----------    -----------

Total interest earning assets     14,110,266    4,326,432    2,556,865    1,599,876    1,144,878    5,414,615     29,152,932
                                        8.62%        8.24%        8.20%        8.02%        7.76%        7.39%          8.23%
Non-interest earning assets          174,417      152,132      151,966      151,179      150,556    3,476,365      4,256,615
                                 -----------   ----------   ----------   ----------   ----------   ----------    -----------

Total assets                     $14,284,683   $4,478,564   $2,708,831   $1,751,055   $1,295,434   $8,890,980    $33,409,547
                                        8.51%        7.96%        7.74%        7.33%        6.86%        4.51%          7.19%
                                 -----------   ----------   ----------   ----------   ----------   ----------    -----------

Interest bearing liabilities:
  Deposits(4)                    $11,457,089   $2,812,408   $1,831,613   $1,675,735   $1,588,206   $5,133,866    $24,498,917
                                        5.46%        4.02%        2.62%        2.55%        2.40%        1.54%          3.86%
  Borrowings                       1,894,443      150,000          --     2,835,940           --           --      4,880,383
                                        5.88%        5.83%         --          5.61%          --           --           5.72%
                                 -----------   ----------   ----------   ----------   ----------   ----------    -----------

Total interest bearing
   liabilities                    13,351,532    2,962,408    1,831,613    4,511,675    1,588,206    5,133,866     29,379,300
                                        5.52%        4.11%        2.62%        4.47%        2.40%        1.54%          4.17%
Non-interest bearing liabilities          --           --           --           --           --      509,177        509,177
Stockholders' equity                      --           --           --           --           --    3,521,070      3,521,070
                                 -----------   ----------   ----------   ----------   ----------   ----------    -----------

Total liabilities
  and stockholders' equity       $13,351,532   $2,962,408  $1,831,613    $4,511,675   $1,588,206   $9,164,113    $33,409,547
                                        5.52%        4.11%       2.82%         4.47%        2.40%        0.87%          3.67%


Excess assets (liabilities)
  before effect of off-balance
  sheet positions                $   933,151   $1,516,156   $  877,218  $(2,760,620)  $ (292,772) $  (273,133)
                                 -----------   ----------   ----------   ----------   ----------   ----------

    To total assets                     2.79%        4.41%        2.63%       -8.26%       -0.88%      -0.82%
                                 -----------   ----------   ----------   ----------   ----------   ----------

Cumulative excess assets (liabilities)
  before effect of off-balance
  sheet positions                $   933,151   $2,449,307   $3,326,525   $  565,905   $  273,133   $        -
                                 ===========   ==========   ==========   ==========   ==========   ==========

    To total assets                     2.79%        7.33%        9.96        %1.70%        0.82%           -

Effect of off-balance sheet
  positions on assets and
  liabilities                    $    47,551   $   92,449   $ (200,000)  $       --   $       --   $   60,000
                                 -----------   ----------   ----------   ----------   ----------   ----------

Excess assets (liabilities)
  after effect of off-balance
  sheet positions                $   980,702   $1,608,605   $  677,218  $(2,760,620)  $ (292,772)  $ (213,133)
                                 ===========   ==========   ==========   ==========   ==========   ==========

    To total assets                     2.94%        4.81%        2.03%       -8.26%       -0.88%        0.64%

Cumulative excess assets
  (liabilities) after off-balance
   sheet positions               $   980,702   $2,589,307   $3,266,525   $  505,905   $  213,133   $       --
                                 ===========   ==========   ==========   ==========   ==========   ==========

    To total assets                     2.94%        7.75%        9.78%        1.52%        0.64%          --

_____________________________
(1)  Include interest-earning deposits.

(2) Investment securities include market rate payment and repayment assumptions.

(3) Loan balances include annual prepayment and repayment assumptions between 12% and 40%. Loan balances are presented net of deferred loan fees and include loans held for sale.

(4) Saving, NOW, money market and demand deposit accounts have been assumed to decay at an annual rate of 14.6%.



                      Results of Operations
         for the Years Ended December 31, 1999 and 1998

     Net Interest Income. Net interest income for 1999 was $642 million compared to $498 million for 1998. This growth represents an increase of 29% and was primarily due to internal commercial and consumer loan growth, recent acquisitions, an increase in average balances in investment securities available for sale and growth in core deposits. Net interest margin was 3.01% for 1999 compared to 2.87% for 1998.

     Interest on interest-earning deposits was $3.9 million for 1999 compared to $7.3 million for 1998. The average balance of interest-earning deposits was $11.6 million with an average yield of 33.71% for 1999 compared to an average balance of $55.5 million with an average yield of 13.12% for 1998. The high yields on interest-earning deposits were the result of a contractual arrangement whereby a third-party vendor performed check processing and reconcilement functions for the Bank's disbursement accounts. Under the agreement, the vendor is required to pay the Bank interest on disbursed funds during the two to three day float period, effectively producing interest income with no corresponding asset balance. This agreement will continue to favorably impact the yield on the Bank's interest-earning deposits in future years.

     Interest on investment securities available-for-sale was $542 million for 1999 compared to $283 million for 1998. The average balance of investment securities available-for-sale was $8.0 billion with an average yield of 6.88% for 1999 compared to an average balance of $4.3 billion with an average yield of 6.72% for 1998. The increase in the average balance of investment securities available-for-sale was due to the Bank's realignment of its investment portfolio, and an active decision by management to increase balance sheet flexibility by placing more investments into available-for-sale.

     Interest on investment securities held-to-maturity was $88.0 million for 1999 compared to $177 million for 1998. The average balance of investment securities held-to-maturity was $1.3 billion with an average yield of 6.91% for 1999 compared to an average balance of $2.4 billion with an average yield of 7.33% for 1998. The decrease in the yield at year end, and the majority of the year-end balance, is associated with the escrowed proceeds from the November offerings related to the SBNE Acquisition.

     Interest and fees on loans were $959 million for 1999 compared to $881 million for 1998. The average balance of net loans was $12.4 billion with an average yield of 7.77% for 1999 compared to an average balance of $10.9 billion with an average yield of 8.11% for 1998. The increase in average loan volume was primarily the result of the Bank's significant progress during the year in increasing its emphasis in commercial and consumer lending. The increase in volume was offset slightly by an overall decrease in rates.

     Interest on total deposits was $441 million for 1999 compared to $444 million for 1998. The average balance of total deposits was $12.2 billion with an average cost of 3.61% for 1999 compared to an average balance of $10.8 billion with an average cost of 4.12% for 1998. The increase in the average balance and the decrease in the average cost of deposits was primarily the result of the Bank's emphasis on attracting lower-cost core deposits from small and medium size corporations, governmental units and consumers, and the CoreStates branch acquisition in September 1998.

     Interest on total borrowings and long term debt was $511 million for 1999 compared to $407 million for 1998. The average balance of total borrowings was $9.5 billion with an average cost of 5.35% for 1999 compared to an average balance of $7.1 billion with an average cost of 5.70% for 1998. The increase in the average balance was the result of both balance sheet growth and funding requirements needed in anticipation of the pending acquisition of assets and liabilities from FleetBoston. The decrease in the average cost of borrowings was due to a higher proportion of short-term borrowings in the current year versus prior year, and a slight overall decrease in interest rates.

     Provision for Loan Losses. The provision for loan losses was $30.0 million for 1999 compared to $28.0 million for 1998. The Bank's net charge-offs for 1999 were $35.6 million and consisted of charge-offs of $55.0 million and recoveries of $19.4 million. This compares to 1998 net charge-offs of $33.6 million consisting of charge-offs of $46.3 million and recoveries of $12.7 million. The ratio of net loan charge-offs to average loans, including loans held for sale, was .29% for 1999 as compared to .30% for 1998. Commercial loan net charge-offs as a percentage of average commercial loans were .11% for 1999 as compared to .14% for 1998. Consumer loan net charge-offs as a percentage of average consumer loans were .49% for 1999, compared to .80% for 1998. Residential real estate mortgage loan net charge-offs as a percentage of average residential mortgage loans, including loans held for sale, were
 .23% for 1999, and .08% for 1998. The increase was due to a $7.0 million accelerated disposition of non-performing residential loans in 1999. The Bank's increased level of consumer and commercial loan charge-offs in 1999 and 1998 was primarily related to the Bank's acquisition activity during 1999 and 1998. Although commercial and consumer lending will typically result in higher net charge-off levels than residential lending, historically, it has also resulted in higher income potential.

     Other Income. Total other income was $127 million for 1999 compared to $99.0 million for 1998. Several factors contributed to the increase in other income as discussed below.

     Deposit fees were $49.2 million for 1999 compared to $31.1 million for 1998. This increase was primarily due to an increase in the number of the Bank's transaction accounts and active fee collection efforts due in part to customer relationships acquired in the CoreStates and Peoples' acquisitions.

     Mortgage banking revenues were $29.9 million for 1999 compared to $28.2 million for 1998. At December 31, 1999, the Bank serviced $10.2 billion of its own loans and $5.7 billion of loans for others. This compares to $9.2 billion of its own loans and $6.7 billion of loans for others at December 31, 1998.

     Loan fees and service charges were $8.9 million for 1999 compared to $7.1 million for 1998. Loan fees and service charges relate primarily to the Bank's non-residential loan portfolios, and the growth period to period is the result of growth in the commercial and consumer loan portfolios due to internal growth and acquisitions.

     Gains/(losses) on investment securities and related derivatives were $1.1 million for 1999 compared to $13.7 million for 1998, which included net investment security gains/(losses) of $(.9) million and $8.4 million, and net gains on sales of loans of $2.0 million and $5.0 million in 1999 and 1998, respectively. This decrease was in part due to a net gain of $2.8 million resulting from the sale of the Bank's credit card portfolio during the second quarter of 1998, and gains on sales of investment securities available-for-sale during 1998.

     Income from BOLI was $22.8 million for 1999 compared to $12.6 million for 1998. This increase was primarily due to an additional investment in BOLI, which was made during the first quarter of 1999.

     General and Administrative Expenses. Total general and administrative expenses were $365 million for 1999 compared to $322 million for 1998. Included in 1998 total general and administrative expenses were $49.9 million of merger-related charges. The increase in general and administrative expenses for 1999 was primarily due to the Bank's overall franchise growth (including the full year impact of the CoreStates branch acquisition completed September 4, 1998, and inclusion of the Peoples acquisition from June 30, 1999), $12.1 million of merger, integration and other charges related to the Bank's recent and pending acquisitions, and start-up costs related to the formation of the Bank's Capital Markets Group and 1stwebbankdirect.com during the fourth quarter of 1999. The remaining increase in expenses are related to the Bank's Year 2000 and other technology initiatives, and expansion in its corporate banking business line during the year. The Bank's efficiency ratio (all operating general and administrative expenses as a percentage of net interest income and other income before investment securities and related derivatives transactions) for 1999 was 47.6% compared to 55.5% for 1998.

     Other Operating Expenses. Total other operating expenses were $38.1 million for 1999 compared to $19.8 million for 1998. Other operating expenses included amortization of goodwill and other intangible assets of $38.0 million for 1999 compared to $20.6 million for 1998, and OREO losses of $95,000 for 1999 compared to net OREO gains of $804,000 for 1998. This increase in amortization expense for goodwill and other intangible assets is due to the Bank's September 1998 CoreStates branch acquisition.

     Income Tax Provision. The income tax provision was $113.7 million for 1999 compared to $79.7 million for 1998. The effective tax rate for 1999 was 33.9% compared to 35.3% for 1998. The effective tax rate for 1999 includes the effect of Sovereign's increased investment in BOLI during the first quarter of 1999. For additional information with respect to Sovereign's income taxes, see Note 15 in the "Notes to Consolidated Financial Statements" hereof.



                   SUPERVISION AND REGULATION

Set forth below is a brief description of certain laws and regulations that are applicable to the Bank. The description of these laws and regulations, as well as descriptions of laws and regulations contained elsewhere herein, does not purport to be complete and is qualified in its entirety by reference to the applicable laws and regulations. Investors should note that legislation is introduced from time to time in the United States Congress which may affect the Bank's operations. In addition, the regulations promulgated pursuant to such laws may be amended from time to time by the OTS and other federal banking agencies. Any such legislation or regulatory changes in the future could adversely affect the Bank. No assurance can be given as to whether or in what form any such changes may occur.

General

     The Bank, as a federally chartered savings institution, is subject to federal regulation and oversight by the OTS extending to all aspects of its operations. The Bank also is subject to regulation and examination by the FDIC, which insures the deposits of the Bank to the maximum extent permitted by law, and requirements established by the Federal Reserve Board.
Federally chartered savings institutions are required to file periodic reports with the OTS and are subject to periodic examinations by the OTS, which is our primary federal regulator, and the FDIC. The investment and lending authority of savings institutions are prescribed by federal laws and regulations, and such institutions are prohibited from engaging in any activities not permitted by such laws and regulations. Such regulation and supervision primarily is intended for the protection of depositors and not for the purpose of protecting shareholders.

     The OTS regularly examines the Bank and prepares reports for the consideration of its board of directors on any deficiencies that the OTS may find in the Bank's operations.
The FDIC also has the authority to examine the Bank in its role as the administrator of the SAIF. The Bank's relationship with its depositors and borrowers also is regulated to a great extent by both federal and state laws, especially in such matters as the ownership of savings accounts and the form and content of loan and mortgage requirements. Any change in such regulations, whether by the FDIC, the OTS or Congress, could have a material adverse impact on the Bank and its operations.

     Congress has been considering legislation in various forms that would require savings and loan associations, such as the Bank, to convert their charters to national bank charters. In the absence of appropriate "grandfathering" provisions, legislation eliminating the Bank's charter could have a material adverse effect on the Bank and SBI because, among other things, the regulatory capital and accounting treatment for bank holding companies and savings and loan holding companies are different. If SBI was presently subject to regulations governing bank holding companies, SBI would not meet applicable capital requirements and, as a result, SBI would be required to raise additional equity or reduce the size of the Bank on terms that may not be economically advantageous. It cannot be determined if, when, or in what form such legislation may eventually be enacted and there is no assurance that any legislation that is enacted would contain provisions that would effectively grandfather the Bank and SBI from these requirements.

Regulatory Capital Requirements

     Federally insured savings institutions are required to maintain a minimum level of regulatory capital. The OTS has established capital standards, including a tangible capital requirement, a leverage ratio, or core capital, requirement and a risk-based capital requirement applicable to such savings institutions. These capital requirements must be generally as stringent as the comparable capital requirements for national banks. The OTS is also authorized to impose capital requirements in excess of these standards on individual institutions on a case-by-case basis.

     The capital regulations require tangible capital of at least 1.5% of adjusted total assets, as defined by regulation. Tangible capital generally includes common shareholders' equity and retained income, and certain noncumulative perpetual preferred stock and related income. In addition, all intangible assets, other than a limited amount of purchased mortgage servicing rights, must be deducted from tangible capital for calculating compliance with the requirement. At September 30, 2001, the Bank had tangible capital of $2.4 billion, or 7.08% of adjusted total assets, which is approximately $1.7 billion above the minimum requirement of 2% of adjusted total assets in effect on that date.

     The capital standards also require core capital equal to at least 3% of adjusted total assets. Core capital generally consists of tangible capital plus certain intangible assets, including a limited amount of purchased credit card relationships. As a result of the prompt corrective action provisions discussed below, however, a savings institution must maintain a core capital ratio of at least 4% to be considered adequately capitalized, unless its supervisory condition is such to allow it to maintain a 3% ratio. At September 30, 2001, the Bank had core capital equal to $2.4 billion, or 7.10% of adjusted total assets, which is $1 billion above the minimum leverage ratio requirement of 5% as in effect on that date.

     The OTS risk-based requirement requires savings institutions to have total capital of at least 8.0% of risk-weighted assets. Total capital consists of core capital, as defined above, and supplementary capital. Supplementary capital consists of certain permanent and maturing capital instruments that do not qualify as core capital and general valuation loan and lease loss allowances up to a maximum of 1.25% of risk-weighted assets. Supplementary capital may be used to satisfy the risk-based requirement only to the extent of core capital. The OTS is also authorized to require a savings institution to maintain an additional amount of total capital to account for concentration of credit risk and the risk of non-traditional activities.

     On September 30, 2001, the Bank had total risk-based capital of $2.3 billion and risk-weighted assets of $24 billion;
or total capital of 9.51% of risk-weighted assets.

     The OTS and the FDIC are authorized and, under certain circumstances, required, to take certain actions against savings institutions that fail to meet their capital requirements. The OTS is generally required to take action to restrict the activities of an "undercapitalized institution," which is an institution with less than either a 4% core capital ratio, a 4% Tier 1 risked-based capital ratio or an 8.0% risk-based capital ratio. Any such institution must submit a capital restoration plan and until such plan is approved by the OTS may not increase its assets, acquire another institution, establish a branch or engage in any new activities, and generally may not make capital distributions. The OTS is authorized to impose the additional restrictions described below that are applicable to significantly undercapitalized institutions.

     As a condition to the approval of the capital restoration plan, any company controlling an undercapitalized institution must agree that it will enter into a limited capital maintenance guarantee with respect to the institution's achievement of its capital requirements.

     Any savings institution that fails to comply with its capital plan or has Tier 1 risk-based or core capital ratios of less than 3% or a risk-based capital ratio of less than 6% is considered "significantly undercapitalized" and must be made subject to one or more of additional specified actions and operating restrictions that may cover all aspects of its operations and include a forced merger or acquisition of the institution. An institution that becomes "critically undercapitalized" because it has a tangible capital ratio of 2% or less is subject to further mandatory restrictions on its activities in addition to those applicable to significantly undercapitalized institutions. In addition, the OTS must appoint a receiver, or conservator with the concurrence of the FDIC, for a savings institution, with certain limited exceptions, within 90 days after it becomes critically undercapitalized. Any undercapitalized institution is also subject to the general enforcement authority of the OTS and the FDIC, including the appointment of a conservator or a receiver.

     The OTS is also generally authorized to reclassify an institution into a lower capital category and impose the restrictions applicable to such category if the institution is engaged in unsafe or unsound practices or is in an unsafe or unsound condition.

     The imposition by the OTS or the FDIC of any of these measures on the Bank may have a substantial adverse effect on its operations and profitability.

     OTS regulations impose various restrictions on savings institutions with respect to their ability to make distributions of capital, which include dividends, stock redemptions or repurchases, cash-out mergers and other transactions charged to the capital account.

     The Bank must obtain prior OTS approval to declare a dividend or make any other capital distribution if, after such dividend or distribution, the Bank's total distributions within that calendar year would exceed 100% of its net income during the year plus retained net income for the prior two years, the Bank would not meet capital levels imposed by the OTS in connection with any order, including the OTS Order, or if the Bank is not adequately capitalized at the time. In addition, OTS prior approval would be required if the Bank's examination or CRA ratings fall below certain levels or if the Bank is notified by the OTS that it is a problem association or an association in troubled condition. Also, even if prior OTS approval is not required, the Bank must give the OTS 30 days prior notice of the declaration of any dividend.

     The Bank cannot pay dividends on its capital stock or repurchase shares of its stock if its stockholders' equity would be reduced below the amount required for the liquidation accounts established in the respective conversions from mutual to stock form of the predecessors of the Bank or applicable regulatory capital requirements.

Qualified Thrift Lender

     All savings institutions are required to meet a qualified thrift lender test to avoid certain restrictions on their operations. This test requires a savings institution to have at least 65% of its portfolio assets, as defined by regulation, in qualified thrift investments. As an alternative, the savings institution may maintain 60% of its assets in those assets specified in Section 7701(a)(19) of the Internal Revenue Code. Under either test, such assets primarily consist of residential housing related loans and investments. At September 30, 2001, the Bank's qualified thrift ratio was 73.88%.

     Any savings institution that fails to meet the qualified thrift lender test must convert to a national bank charter, unless it requalifies as a qualified thrift lender and thereafter remains a qualified thrift lender. If an institution does not requalify and converts to a national bank charter, it must remain Savings Association Insurance Fund insured until the FDIC permits it to transfer to the Bank Insurance Fund. If such an institution has not yet requalified or converted to a national bank, its new investments and activities are limited to those permissible for both a savings institution and a national bank, and it is limited to national bank branching rights in its home state. In addition, the institution is immediately ineligible to receive any new Federal Home Loan Bank borrowings and is subject to national bank limits for payment of dividends. If such an institution has not requalified or converted to a national bank within three years after the failure, it must divest itself of all investments and cease all activities not permissible for a national bank. In addition, it must repay promptly any outstanding Federal Home Loan Bank borrowings, which may result in prepayment penalties. If any institution that fails the qualified thrift lender test is controlled by a holding company, then within one year after the failure, the holding company must register as a bank holding company and become subject to all restrictions on bank holding companies.

Other Loan Limitations

     Federal law limits the amount of non-residential mortgage loans a savings institution, such as the Bank, may make. Separate from the qualified thrift lender test, the law limits a savings institution to a maximum of 10% of its assets in large commercial loans, with another 10% of assets permissible in "small business loans." Commercial loans secured by real estate, however, are in addition to the above amounts, and can be made in an amount up to four times an institution's capital. An institution can also have commercial leases in addition to the above, up to 10% of its assets. Commercial paper, corporate bonds, and consumer loans taken together cannot exceed 35% of an institution's assets. For this purpose, however, residential mortgage loans and credit card loans are not considered consumer loans, and are both unlimited in amount. The foregoing limitations are established by statute, and are not waivable by the OTS.

Community Reinvestment Act

     Under the Community Reinvestment Act, every FDIC insured institution has a continuing and affirmative obligation consistent with safe and sound banking practices to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The Community Reinvestment Act does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the Community Reinvestment Act. The Community Reinvestment Act requires the OTS, in connection with the examination of the Bank, to assess the institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications, such as a merger or the establishment of a branch. An unsatisfactory rating may be used as the basis for the denial of an application by the OTS and failure to comply with the provisions of the Community Reinvestment Act could, at a minimum, result in regulatory restrictions on activities. Due to the heightened attention being given to the Community Reinvestment Act in the past few years, we may be required to devote additional funds for investment and lending in our local communities. We were examined for Community Reinvestment Act compliance in the fourth quarter of 2000, and received a rating of "Satisfactory".

Federal Reserve Requirements

     The Federal Reserve requires all depository institutions to maintain non-interest bearing reserves at specified levels against their transaction accounts, which are generally checking, NOW, and Super NOW accounts. The balances maintained to meet these reserve requirements may, at the same time, be used to maintain sufficient liquidity. At December 31, 2000, the Bank was in compliance with all reserve requirements.

     Savings institutions are authorized to borrow from the Federal Reserve Bank "discount window," but Federal Reserve regulations require that institutions exhaust other reasonable alternative sources of funds, including Federal Home Loan Bank borrowings, before borrowing from the Federal Reserve.



                           MANAGEMENT

          Directors and Executive Officers of the Bank

     The following table sets forth certain information as of November 15, 2001, with respect to each of the directors and executive officers of the Bank:

Name                    Age    Positio with the Bank
----                    ---    ---------------------

Richard E. Mohn         70     Chairman of the Board

Jay S. Sidhu            50     Director, President and Chief
                               Executive Officer

John M. Arnold          38     Director

P. Michael Ehlerman     63     Director

John A. Fry             41     Director

Brian Hard              55     Director

Andrew Hove, Jr.        67     Director

Stewart B. Kean         67     Director

George W. Reinhard      68     Director

Daniel K. Rothermel     63     Director

Elizabeth B. Rothermel  56     Director

Robert A. Sadler        63     Director

Cameron C. Troilo, Sr.  63     Director

Joseph P. Campanelli    45     President and Chief Operating
                               Officer of Commercial and
                               Business Banking Division and
                               Executive Vice President

John P. Hamill          61     Chairman and Chief Executive
                               Officer of the Sovereign Bank New
                               England Division and Executive
                               Vice President

James D. Hogan          57     Executive Vice President

Dennis S. Marlo         58     Chief Risk Management Officer and
                               Executive Vice President

Mark R. McCollom        37     Chief Financial Officer

Lawrence M. Thompson,
  Jr., Esq.             49     Chief Operating Officer and
                               Division President of Consumer
                               Banking Division

     The principal occupation and business experience during the last five years of, and other information with respect to, each director of the Bank is as follows:

     John M. Arnold. Mr. Arnold began working at Petroleum Products Corp. in 1987 and became its Chairman of the Board in 1995. Petroleum Products Corp. operates petroleum pipeline terminals across Pennsylvania. Mr. Arnold was elected to serve as a director of the Bank in January 2001. He is Chair of the CRA Committee and also serves on the Asset Liability, Directors' Loan, Code of Conduct and Executive Committees.

     P. Michael Ehlerman. Mr. Ehlerman became Chairman, President and Chief Executive Officer of Yuasa Battery, Inc. in January 2001, a company which manufactures and sells batteries for sports vehicles and motorcycles. He was elected to serve as a director of the Bank in January 2001. He is Chair of the Code of Conduct Committee and serves on the Directors' Loan, Foundation, CRA, Audit and Executive Committees.

     John A. Fry. Mr. Fry became the Executive Vice President and Chief Operating Officer of the University of Pennsylvania in 1995. He was elected to SBI's Board effective January 18, 2001, and has served as a director of the Bank since June 2000.
Mr. Fry is a trustee and director of various mutual fund companies in the Delaware Investment Company family of mutual funds. Mr. Fry serves on the Compensation, Audit, Code of Conduct, Asset Liability, Risk Management and Foundation Committees.

     Brian Hard. Mr. Hard became President of Penske Truck Leasing in 1988. The company is one of the largest transportation services companies in North America, employing 22,000 people and operating more than 200,000 commercial trucks. He was elected to SBI's Board effective November 1, 1999, and has served as a director of the Bank since 1996. Mr. Hard serves as a member of the Bank's Executive, Directors' Loan, Risk Management and CRA Committees and also serves as Chairman of the Audit Committee.

     Andrew C. Hove, Jr. Mr. Hove served as the former Vice Chairman and then as the Acting Chairman of the FDIC, Washington, D.C. from 1990 until his retirement in January 2001. Mr. Hove was appointed to serve as a director of the Bank in May 2001. Mr. Hove serves on the Audit and Asset Liability Committees and also serves as Chairman of the Risk Management Committee.

     Stewart B. Kean. Mr. Kean joined Sovereign Bank as a director in January 1993 upon completion of the merger between Sovereign Bancorp and Harmonia Bancorp. Mr. Kean is currently President of Sergeantville Corporation and Chairman of the Board of KCS Energy, Inc., an independent energy company engaged in the acquisition, exploration, development and production of natural gas and crude oil. Mr. Kean serves on the Executive, Compensation, Code of Conduct and Risk Management Committees.

     Richard E. Mohn. Mr. Mohn became Chairman of the Board of the Bank in November 1989, and Chairman of SBI in May 1995.
Mr. Mohn is the retired Chairman of Cloister Spring Water Company, Lancaster, Pennsylvania. Mr. Mohn serves as a member of the Bank's Compensation, Code of Conduct, Asset Liability, Directors' Loan, Risk Management, CRA and Foundation Committees and also serves as Chairman of the Bank's Executive Committee. Mr. Mohn has served on SBI's, the Bank's or predecessor institutions' boards, committees or advisory boards for 25 years.

     George W. Reinhard. Mr. Reinhard is the Chairman of the Board of Lester Fellows Co., a Burlington, New Jersey company engaged in the transportation of pipe and building materials along the east coast and is a prior director of Trenton Savings Bank. He has served as a director of the Bank since January 2001. Mr. Reinhard is Chair of the Asset Liability Committee and serves on the Foundation, Risk Management, Directors' Loan, Audit and Executive Committees.

     Daniel K. Rothermel. Mr. Rothermel became President and Chief Executive Officer of Cumru Associates, Inc., a private holding company in 1989. He retired in 1989 as Vice President, General Counsel and Secretary of Carpenter Technology Corporation, a publicly held specialty steel manufacturer, a position he held for more than ten years. Mr. Rothermel serves on the Executive, Audit, Compensation, Code of Conduct, Asset Liability, Directors' Loan and Risk Management Committees.

     Elizabeth B. Rothermel. Ms. Rothermel is a homemaker and community leader. She currently serves on the Board of the Reading Hospital and Medical Center, the Charles Evans Cemetery company, and the Henry Janssen Foundation. She has served as a Bank director since May 1983. Ms. Rothermel chairs the Foundation Committee and serves on the Code of Conduct, Audit, CRA and Compensation Committees.

     Robert A. Sadler. Mr. Sadler is President of Cadmus Mack, a printing company that produces a wide spectrum of short- to medium-run magazines and journals. He is a prior director of Valley Federal Savings Bank and has served as a director of the Bank since May 1996. Mr. Sadler serves on the Compensation, Audit, Asset Liability, Risk Management and CRA Committees.

     Jay S. Sidhu. Mr. Sidhu became President and Chief Executive Officer of SBI in November 1989, and was named President and Chief Executive Officer of the Bank in March 1989. Mr. Sidhu previously served as Treasurer and Chief Financial Officer of SBI since the organization of Sovereign and the Bank in 1987. Mr. Sidhu serves as a member of the Bank's Executive, Compensation, Code of Conduct, Asset Liability, Risk Management, CRA and Foundation Committees, and also serves as Chairman of the Bank's Directors' Loan Committee.

     Cameron C. Troilo, Sr. Mr. Troilo is the owner and President of Cameron C. Troilo, Inc., a holding company for entities engaged in the construction, building material supply, and real estate management businesses. Mr. Troilo previously served as Vice Chairman of Yardley Savings & Loan Association, which was acquired by the Bank in 1989. He presently serves on the Executive, Asset Liability, Directors' Loan and Risk Management Committees. Mr. Troilo also serves as Chairman of the Bank's Compensation Committee.

Report of the Compensation Committee on Executive Compensation

     The compensation of the Bank's executive management is reviewed by the Compensation Committee of SBI's Board of Directors. SBI's Compensation Committee is composed entirely of non-employee Directors. The Executive Compensation Program is structured and administered to support SBI's mission, which is to be a highly focused, quality-driven, market-led and results-oriented company, seeking continually to outperform the market in terms of consistency, growth in earnings, quality of earnings and return on equity. The program is also structured to link executive compensation to SBI's performance and, through programs which are substantially weighted in favor of the use of SBI stock as a compensation medium, to more closely align the interests of executive management with those of SBI's shareholders.

     The Compensation Committee evaluates and recommends, to SBI's Board of Directors, compensation and awards for the Chief Executive Officer. The Chief Executive Officer, Jay S. Sidhu, evaluates and approves compensation and awards for the other executive officers. Such compensation and awards are based upon SBI's performance and each individual's performance in meeting personal and team objectives.

Compensation Philosophy

     The Executive Compensation Program of SBI has been designed to:
     - Align the interests of executives with the long-term interests of shareholders through award opportunities which result in ownership of common stock;

     - Motivate key team members to achieve a superior level of quality performance and financial results by rewarding them for their achievement;

     - Support a pay-for-performance policy that supplements overall company compensation amounts based on company-wide results, team oriented results and individual performance; and

     - Provide the executive with an appropriate level of retirement income through the use of a combination of both qualified and nonqualified deferred compensation programs.

Components Of Compensation

     At present, the Executive Compensation Program is comprised of salary, annual incentive opportunities, long-term incentive opportunities in the form of options to acquire SBI stock, deferred compensation and employee benefits, which are also significantly stock based. As an executive's level of responsibility increases, a greater portion of his or her potential total compensation opportunity is based on performance incentives and less on salary and employee benefits, causing greater variability in the individual's absolute compensation from year-to-year. Base salary levels for the executive officers of SBI are set below average compared to other companies within its peer group because executives have the opportunity for total compensation to exceed the average total compensation for peer group companies upon SBI's achievement of predetermined financial goals and objectives set by the Compensation Committee and the Board of Directors. The intent is to have incentive compensation tied to performance results. SBI has engaged, from time to time, compensation consultants to review and analyze SBI's base salary structure. As a result of a review conducted in 2000, Mr. Sidhu's annual base salary was increased to $650,000. The Bank expects that adjustments will be made in the future to the annual base salaries of certain employees and executive officers to reflect the competitive salary market based on compensation consultants' reviews of SBI's base salary structure. In accordance with SBI's policy, base salary levels remain below average compared to other companies within its peer group.

Short-Term Incentive Compensation

     No bonuses were paid to executive management for 2000 under SBI's short-term incentive compensation programs. Although most of the operating and financial goals and hurdles established by the compensation committee for SBI's performance for the year ended December 31, 2000, were achieved, the EPS target was not achieved.

Long-Term Incentive Compensation

     SBI's shareholders approved the Sovereign Bancorp, Inc. 1996 Stock Option Plan (the "1996 Plan") at the 1996 Annual Meeting of Shareholders. The 1996 Plan, like its predecessor plans, is designed not only to provide incentive to management, but also to align a significant portion of the Executive Compensation Program with shareholder interests. The 1996 Plan permits SBI to grant officers and employees a right to purchase shares of stock at the fair market value per share at the date the option is granted. In granting stock options to Mr. Sidhu and the other executive officers, the Compensation Committee took into account SBI's financial performance, SBI's long-term strategic goal of increasing shareholder value, the executive's level of responsibility and his continuing contributions to SBI. Effective as of November 19, 1998, the Board of Directors amended the 1996 Plan to permit the limited transfer of nonqualified stock options to a member of the optionee's immediate family, a trust for the exclusive benefit of a family member or pursuant to a domestic relations order. At the same time, the Board of Directors also amended the 1986 Stock Option Plan to permit the limited transfer of nonqualified stock options on the same terms as described above. A number of options granted under the 1986 Stock Option Plan remain outstanding.

     The Sovereign Bancorp, Inc. Bonus Recognition and Retention Plan (the "Bonus Deferral Plan") permits a selected executive employee of SBI or certain of its subsidiaries to annually defer receipt of 25% to 50% of his or her bonus for a given year. The deferred amount is placed in a grantor trust and invested in SBI common stock. A 100% matching contribution is made to the trust by the employer on behalf of the participant and is likewise invested in SBI common stock. Earnings on the deferral and match are reinvested in such stock as well. A participant becomes 100% vested in the aggregate of each year's deferral, match and earnings thereon five years after the initial funding of such year's contributions to the trust. A participant also vests in the account balance in the event of termination of employment by reason of death, disability, retirement, involuntary termination or the occurrence of a change of control (as such terms are defined). Termination for cause (as defined) or voluntary termination of employment prior to the expiration of the five-year vesting period generally results in the forfeiture of the entire account balance, including the amount initially deferred by the participant. Payment of vested account balances is made, in stock, in accordance with the election of the participant or, in certain cases, at other times specified by the plan document. To the extent permitted by law, a participant is entitled to vote all shares of SBI common stock comprising his or her account balance. Otherwise, such shares are voted by the trustee in its discretion. Because executive employees of SBI did not receive a bonus for 2000, no deferrals were made under the Bonus Deferral Plan for 2000. Mr. Sidhu was required to, and Messrs. Marlo, Thompson, and Campanelli each elected to, defer receipt of 50% of their respective bonuses for 1999 under the plan. Mr. Hamill was not an employee in 1999, and therefore, did not participate in the Bonus Deferral Plan.

     Under the SBI Bonus Award Program, selected management employees may direct that 50% or more of their bonus be used to purchase shares of SBI common stock at fair market value. In such event, the dollar amount of bonus which is used to purchase shares of SBI common stock is increased by 25% to 30%, the percentage within this range varying based on the amount of the bonus directed for the purchase of shares of stock. Shares issuable under this plan are distributed to the participating employee ratably over a three-year period. With respect to an employee who elected to participate in the Bonus Deferral Plan, this 50% is incremental to the 25% to 50% of bonus that may be deferred under that plan. In addition, participating employees are granted options to purchase one share of SBI common stock for each $10 of cash bonus directed for the purchase of SBI common stock under this Plan. Vesting and forfeiture provisions with respect to shares not yet distributed to a participant in the event of a participant's death, disability, retirement, termination of employment or a change in control are substantially similar to the vesting and forfeiture provisions with respect to the Bonus Deferral Plan referred to above. This Plan became effective January 1, 1998. Because no executive officers of SBI received a bonus for 2000, no purchases under the Plan were made for 2000. Messrs. Marlo and Thompson each directed that 50% and Mr. Campanelli directed that 100% of their respective remaining bonuses for 1999 not deferred under the Bonus Deferral Plan be used to purchase shares of SBI common stock under this Plan. Mr. Hamill was not an employee in 1999, and therefore, did not participate in the Bonus Award Program.

     In addition to the two qualified retirement benefit plans maintained by SBI and certain of its subsidiaries for the benefit of their eligible employees, three additional nonqualified plans are maintained to, among other things, supplement benefits that may be limited by certain provisions of the Internal Revenue Code. The qualified plans are the Sovereign 401(k) Retirement Plan and the Sovereign ESOP. The Sovereign Pension Plan was terminated effective March 31, 2000. The three nonqualified plans are described below.

     Effective as of June 1, 1997, the Board of Directors adopted the Sovereign Bancorp, Inc. Enhanced Executive Retirement Plan (the "Enhanced Retirement Plan"). Under the Enhanced Retirement Plan, a selected executive employee of SBI or certain of its subsidiaries, who satisfies such plan's requirements, will be entitled to an enhanced defined benefit pension to the extent the pension from the qualified defined benefit retirement plan and certain other sources is less than a targeted level. Such targeted level is an annual pension equal to 60% of his or her average compensation (which includes salary, bonus, deferred compensation but excludes income from the exercise of stock options). The actual supplemental pension to which an eligible executive is entitled to receive under the Enhanced Retirement Plan is reduced, but not below zero, by the sum of his or her (i) pension under the qualified defined benefit retirement plan, (ii) calculated Social Security benefit, and (iii) pension under the Supplemental Retirement Plan described below. In order to vest in the enhanced pension, an eligible executive must remain employed by SBI until age 55 and attain 5 years of service under the qualified retirement plan. Provision is made for a reduction in the plan benefit for a participant who terminates before age 60 or who has completed less than 15 years of service, but in no event will the targeted level be reduced below 30% of average compensation. Provision is also made by the plan document for enhanced survivor's and disability retirement benefits. In the case of a change in control (as defined), special provisions apply, including immediate 100% vesting and the elimination of the reduction in benefit for age and years of service below the general plan requirements. Under certain circumstances (such as defined misconduct and a breach of any applicable covenant not to compete), enhanced plan benefits may be forfeited. Currently, only Messrs. Sidhu and Thompson have been selected to participate in the Enhanced Retirement Plan.

     Effective as of January 1, 1997, the Board of Directors adopted the Sovereign Bancorp, Inc. Supplemental Executive Retirement Plan (the "Supplemental Retirement Plan"). The purpose of the Supplemental Retirement Plan is to replace, for selected employees, those benefits under the qualified defined benefit retirement plan that are limited by certain provisions of the Internal Revenue Code. In general, selected employees will receive supplemental pensions equal to such limited amount, subject generally to the provisions, conditions and other limitations of the qualified plan document. Immediate 100% vesting is provided, however, upon the occurrence of a change in control (as defined). Plan benefits are provided through a grantor trust. Messrs. Sidhu, Marlo and Thompson participate in the Supplemental Retirement Plan.

     The Sovereign Bancorp, Inc. Nonqualified Deferred Compensation Plan (the "Deferred Compensation Plan") is intended to serve two primary purposes. First, it is intended to replace, for selected employees, those benefits under the 401(k) Retirement Plan that are limited by certain provisions of the Internal Revenue Code. A 50% matching contribution is made on behalf of a participant who defers receipt of at least the required minimum amount of his or her compensation, subject to the condition that matching contributions under the two plans will not be made with respect to more than 6% of compensation. Second, the Deferred Compensation Plan is intended to provide a vehicle for selected employees and directors of SBI and certain of its subsidiaries to defer receipt of compensation generally. The minimum and maximum annual deferrals permitted under the Deferred Compensation Plan for employee-participants are $2,600 and 75% of base salary and bonus, respectively. Participating directors may defer receipt of any portion of their fees. Interest is credited on all account balances at rates determined from time to time in accordance with the provisions of the plan document. Participants are always 100% vested in their account balances. Payment of plan benefits is generally made following termination of employment under the option (which may include a lump sum) selected by the participant. Deferrals under the Deferred Compensation Plan ceased effective December 31, 1999. As a result of enhancements made to the Sovereign 401(k) Retirement Plan and the termination of the Sovereign Pension Plan, the articulated purposes of the Deferred Compensation Plan were rendered obsolete. Account balances under this plan will be distributed in accordance with the terms of the plan when an event giving rise to such distribution occurs.

     The following tables, and the accompanying narrative and footnotes, reflect the decisions covered by the above discussion. This report has been furnished by the Compensation Committee whose members at the time were: Cameron C.
Troilo, Sr., Compensation Committee Chairman, Richard E. Mohn, Brian Hard, Rhoda S. Oberholtzer, and Daniel K. Rothermel.



Compensation of Executive Officers

     The following table sets forth information concerning the annual and long-term compensation awarded to, earned by or paid for services in all capacities to the Bank and SBI with respect to the fiscal years ended December 31, 2000, 1999 and 1998, of those persons who during 2000, (i) served as the Bank's and SBI's chief executive officer or (ii) were executive officers (other than the chief executive officer) whose total annual salary and bonus exceeded $100,000 (collectively with the chief executive officer, the "Executive Officers"):



                    SUMMARY COMPENSATION TABLE

                            Annual Compensation       Long-Term Compensation
                            -------------------       ----------------------

                                                   Securities
                                                   Underlying      All Other
                             Salary                  Options     Compensation
Principal Position   Year      ($)    Bonus(1)($)    SARs(#)      (2)(3)($)
------------------   ----   --------  ----------   ---------     ------------
Jay S. Sidhu         2000   $650,000   $      0      175,000      $      0
  President and      1999    450,000    500,000      350,000             0
  Chief Executive    1998    450,000    450,000      135,600             0
  Officer

Dennis S. Marlo      2000   $330,000   $      0       68,750      $ 10,089
  Chief Risk         1999    330,000     37,500      118,500         4,800
  Management Officer 1998    330,000     70,000       30,000         2,400
  and Executive Vice
  President (4)

Lawrence M.          2000   $330,000   $      0       68,750      $ 11,685
Thompson, Jr.        1999    300,000     37,500      124,115        10,223
  Chief              1998    217,692     91,154       59,950         2,273
  Administrative
  Officer

John P. Hamill       2000   $300,000   $      0       75,000      $      0
  Chairman and       1999     N/A         N/A         N/A           N/A
  Chief Executive    1998     N/A         N/A         N/A           N/A
  Officer of Sovereign
  Bank New England
  Division and Executive
  Vice President(5)

Joseph Campanelli    2000   $300,000   $      0      139,250      $ 11,372
  President and      1999    200,000     85,000       16,500           777
  Chief Operating    1998    175,000     79,000       21,000             0
  Officer of Commercial
  and Business Banking and
  Executive Vice President(6)

(1) Because the Executive Officers did not receive bonuses for 2000, no deferrals were made under the Bonus Deferral Plan and no purchases of Sovereign Common Stock were made under the Bonus Award Program for 2000. Amounts shown for Messrs. Sidhu, Marlo, Thompson, and Campanelli for 1999 reflect 50%, 25%, 25% and 50%, respectively, of the bonus amounts actually awarded because Mr. Sidhu was required to, and Messrs. Marlo, Thompson and Campanelli each elected to, defer, and subject to a substantial risk of forfeiture, receipt of 50% of their respective bonuses under the Bonus Deferral Plan. Amounts shown for Messrs. Sidhu, Thompson and Campanelli for 1998 reflect 50% of the bonus amounts actually awarded because they each elected to defer, and subject to a substantial risk of forfeiture, receipt of 50% of their respective bonuses under the Bonus Deferral Plan. The deferred amount, as well as SBI's matching contribution, are subject to such risk of forfeiture for five years. See "Long-Term Incentive Compensation" above for a more complete description of the Bonus Deferral Plan. Messrs. Marlo and Thompson each directed that 25% of his bonus for 1999 be used to purchase, at fair market value, shares of SBI common stock under the terms of the SBI Bonus Award Program. Mr. Campanelli elected to defer the remaining 50% of his bonus for 1999 under the Bonus Award Program. Each of Mr. Sidhu and Mr. Thompson directed that the remaining 50% of his bonus for 1998 (the bonus amounts shown for such individuals in the table) be used to purchase, at fair market value, shares of SBI common stock under the terms of the SBI Bonus Award Program. Mr. Marlo elected to defer 50% of his bonus for 1998 under the Bonus Award Program and Mr. Campanelli elected to defer 25% of his bonus for 1998 under the Bonus Award Program. Under the terms of the Bonus Award Program, bonus amounts for management employees who direct that all or a portion of their cash bonuses be used to purchase common stock are increased by up to 30% and such increased amount is also used to purchase common stock at fair market value. Employees who participate in the Bonus Award Program are also granted additional stock options based on the amount of bonus directed to be used to purchase SBI common stock. See "Long-Term Incentive Compensation."

(2) Does not include the value of 1,090, 587, 972 and 587 shares of SBI common stock allocated to the accounts of each of Messrs. Sidhu, Marlo, Thompson and Campanelli, respectively, under the terms of the Bank's and SBI's Employee Stock Ownership Plan for 2000. Mr. Hamill was not eligible to participate in the SBI ESOP in 2000.

(3) Amounts appearing in this column are SBI's contributions on behalf of each named person to the SBI, Inc. 401(k) Retirement Plan. Amounts include SBI's contributions to the SBI, Inc. Nonqualified Deferred Compensation Plan for 1998, 1999 and 2000 for Mr. Thompson and 1999 and 2000 for Mr. Campanelli.

(4) Upon completion of SBI's acquisition of ML Bancorp, Inc. on February 28, 1998, Mr. Marlo, the former President and Chief Executive Officer of ML Bancorp, Inc., served as President of the Pennsylvania Division of the Bank from February 28, 1998 until he was appointed Chief Financial Officer and Treasurer of SBI effective May 18, 1998.

(5)  Mr. Hamill joined the Bank in January 2000 as Chairman and
     Chief Executive Officer of Sovereign Bank New England.
     Previously, he served as President of Fleet National Bank-
     Massachusetts and President of Shawmut Corporation.

(6) Mr. Campanelli, a former officer of Fleet Financial Group, Inc. ("Fleet"), joined Sovereign as Executive Vice President of the Bank upon completion of SBI's acquisition of Fleet's auto finance operations in September 1997. He was appointed Division President and Chief Operating Officer of the Bank's New England division in January 2000. Since November 2000, Mr. Campanelli has also served as President and Chief Executive Officer of the Bank's Commercial and Business Banking Group.



     The following table sets forth information concerning grants of stock options during the fiscal year ended
December 31, 2000, to the named executive officers.

                OPTION GRANTS IN LAST FISCAL YEAR

                                   Individual Grants
                      ------------------------------------------------
                                     Percent of
                       Number of       Total                             Potential Realizable
                       Securities     Options                              Value at Assumed
                       Underlying    Granted to  Exercise                   Annual Rates of
                        Options      Employees   Or Base                   Price Appreciation
                       Granted(1)    In Fiscal  Price (2)   Expiration     For Option Term (3)
Name                        (#)         Year      ($/Sh)       Date         5%($)        10%($)
----                   ----------    ----------  --------   ----------   -----------------------
Jay S. Sidhu               14,285       0.8%       $7.00     01/20/10    $ 62,886    $  159,366
                          110,715       6.4        7.00     02/20/10     487,396     1,235,158
                           50,000       2.9        6.72     02/28/10     211,309       535,497

Dennis S. Marlo             2,702       0.2        7.00     01/20/10     11,895         30,144
                           37,298       2.2        7.00     02/20/10     164,196       416,104
                           28,750       1.7        6.72     01/28/10     121,502       307,911

Lawrence M. Thompson, Jr.   2,702       0.2        7.00     01/20/10     11,895         30,144
                           37,298       2.2        7.00     02/20/10     164,196       416,104
                           28,750       1.7        6.72     01/28/10     121,502       307,911

John P. Hamill.            75,000       4.3        7.34     02/07/10     346,206       877,355

Joseph P. Campanelli      125,000       7.2        7.00     02/20/10     550,283     1,394,525
                           14,250       0.8        6.72     01/28/10     60,223        152,617

(1) Terms of outstanding incentive stock options are for a period of ten years and nonqualified stock options are for a period of ten years and one month from the date the option is granted. An option may only be exercised after the holder has been an employee of SBI or one of its subsidiaries for a period of from one to five years from the date the option is granted. Options were granted to Messrs. Sidhu, Marlo, Thompson, Hamill and Campanelli in the amount of 175,000, 68,750, 68,750, 75,000 and 139,250, respectively. Options are not exercisable following an optionee's voluntary termination of employment other than by reason of retirement or disability.

(2) Under the terms of the plan, the exercise price per share must equal the fair market value on the date the option is granted. The exercise price may be paid in cash, in shares of SBI common stock valued at fair market value on the date of exercise or pursuant to a cashless exercise procedure under which the optionee provides irrevocable instructions to a brokerage firm to sell the purchased shares and to remit to SBI, out of the sale proceeds, an amount equal to the exercise price plus all applicable withholding taxes.

(3) The dollar amounts set forth under these columns are the result of calculations made at the 5% and 10% appreciation rates set forth in Commission regulations and are not intended to indicate future price appreciation, if any, of SBI common stock.

     The following table sets forth information concerning exercised and unexercised options to purchase SBI common stock:

          AGGREGATED OPTIONS EXERCISED IN LAST YEAR AND
                 DECEMBER 31, 2000, OPTION VALUE

                                           Number of Securities          Value of
                       Shares                  Underlying            Unexercised In-the-
                      Acquired              Unexercised Options       Money Options at
                         on       Value       at December 31,            December 31,
                      Exercise   Realized    2000(#) Exercisable/    2000($) Exercisable/
Name                     (#)        ($)         Unexcercisable          Unexercisable
----                  --------   --------  ----------------------    ----------------------
Jay S. Sidhu              0          0     1,128,115 / 255,000        $2,019,645 / $210,875

Dennis S. Marlo           0          0       659,740 / 108,750        $2,112,162 / $ 85,394

Lawrence M. Thompson, Jr. 0          0       353,595 / 108,750        $  447,908 / $ 85,394

John P. Hamill            0          0             0 /  75,000        $       0 /  $ 58,875

Joseph P. Campanelli      0          0        61,500 / 154,250        $       0 /  $160,644

     SBI maintained, until its termination on March 31, 2000, a defined benefit retirement plan for all employees who attained age 21 and completed one year of eligibility service. Upon plan termination, participants in the defined benefit pension plan were given the choice of receiving their benefit in the form of an annuity at normal retirement age or a current lump sum payment equal to the actuarial present value of their accrued benefit. Each of Messrs. Sidhu, Thompson, Marlo and Campanelli elected a lump sum payment and further directed that such payment be rolled over into the SBI, Inc. 401(k) Retirement Plan. The actuarial present value of the benefit rolled over by each of Messrs. Sidhu, Thompson, Marlo and Campanelli was $166,740, $123,644, $18,586 and $7,621, respectively.
Mr. Hamill was not eligible to participate in the pension plan because he was hired after participation and benefit accruals ceased in March 1999.



               DESCRIPTION OF BANK PREFERRED STOCK

     The following is a brief description of the terms of the Bank Preferred Stock. This description does not purport to be complete and is subject to and qualified in its entirety by reference to the Charter of the Bank (the "Bank Charter"), including the Certificate of Amendment with respect to the Bank Preferred Stock, and to federal banking law.

General

     The Bank is authorized by the Bank Charter to issue up to 7,500,000 shares of Preferred Stock and up to 15,000,000 shares of common stock, $1.00 par value ("Bank Common Stock"). As of October 30, 2000, there were 1,000 shares of Bank Common Stock and no shares of preferred stock issued and outstanding. The Bank's Board of Directors has broad authority to designate and establish the terms of one or more series of preferred stock. Among other matters, the Bank's Board of Directors is authorized to establish voting powers, designations, preferences and relative, participating, optional or other special rights of each such series and any qualifications, limitations and restrictions thereon. The Bank has authorized one series of preferred stock of the Bank consisting of 161,792 shares of Bank Preferred Stock, of which no shares are currently issued and outstanding.

     A supplement to the Bank Charter setting forth the terms of the Bank Preferred Stock has been approved by the Board of Directors and filed with the OTS.

     The shares of Bank Preferred Stock being offered hereby will upon the issuance thereof be validly issued, fully paid and non-assessable. They will have no preemptive rights and will not be convertible into any other class or series of stock of the Bank.

     The transfer agent, registrar and dividend disbursement agent for the Bank Preferred Stock is Mellon Investor Services
LLC.

Ranking

     The Bank Preferred Stock will, with respect to dividend rights and upon liquidation, winding up and dissolution, rank
(i) senior to the Bank Common Stock and to all classes and series of stock of the Bank now or hereafter authorized, issued or outstanding, which by their terms expressly provide that they are junior to the Bank Preferred Stock or which do not specify their rank (collectively, the "Junior Securities"); (ii) equally with each class of capital stock or series of preferred stock issued by the Bank after the date hereof the terms of which specifically provide that such class or series will rank equally with the Bank Preferred Stock as to dividends and distributions upon the liquidation, winding up and dissolution of the Bank (collectively, the "Parity Securities"); and (iii) junior to each other class or series of capital stock issued by the Bank after the date hereof the terms of which specifically provide that such class or series will rank senior to the Bank Preferred Stock as to dividends and distributions upon the liquidation, winding up and dissolution of the Bank (collectively, the "Senior Securities").

     The Bank Preferred Stock will rank not less than pari passu with each other class of preferred stock of the Bank outstanding at the time of issuance of the Bank Preferred Stock.

Dividends

     Holders of the Bank Preferred Stock, in preference to the holders of the Junior Securities, will be entitled to receive when, as and if declared by the Board of Directors of the Bank and subject to applicable law, out of funds legally available therefor, noncumulative dividends on the Bank Preferred Stock at a rate per annum equal to 12% of the liquidation preference of $1,000 per share.

     If declared, dividends will be payable in arrears in cash in equal semi-annual payments on April 30 and October 31 of each year (each, a "Dividend Payment Date"), commencing on the April 30 or October 31 first following the date of issuance of the Bank Preferred Stock, to holders of record at the close of business on the fifteenth day of the month in which the Dividend Payment Date occurs; provided that dividends payable on the Bank Preferred Stock for a period less than a full semi-annual dividend period will be prorated for the period and computed on the basis of a 360-day year of twelve 30-day months and the actual number of days in such period. Any accrued and unpaid dividends on the REIT Preferred Shares for the then-current semi-annual dividend period as of the date of the Automatic Exchange will be deemed to be accrued and unpaid dividends on the Bank Preferred Stock, as and if a dividend is declared by the Board of Directors on the first Dividend Payment Date. All dividends paid with respect to Bank Preferred Stock will be paid pro rata to the holders entitled thereto.

     The rights of holders of Bank Preferred Stock to receive dividends on the Bank Preferred Stock is noncumulative. Accordingly, if the Board of Directors does not declare a dividend payable in respect of any semi-annual dividend period, holders of the Bank Preferred Stock will have no right to receive a dividend in respect of that dividend period, and the Bank will have no obligation to pay a dividend in respect of that dividend period, whether or not dividends are declared in respect of any future dividend period.

     If on any date the full dividend on the Bank Preferred Stock for the then-current semi-annual dividend period (without accrual or payment in respect of unpaid dividends for prior dividend periods) has not been declared and paid, or declared and a sum sufficient for the payment thereof set apart for such payment, no dividends or other distribution may be made on the Bank Common Stock or any other Junior Securities (except dividends paid in the form of Junior Securities), nor may any Bank Common Stock or other Junior Securities be redeemed, purchased or otherwise acquired for any consideration (nor may any monies be paid or made available for a sinking fund for the redemption of any such stock) by the Bank (except by conversion into or exchange for other Junior Securities).

     When dividends are not paid in full (or a sum sufficient for the payment thereof set apart for such payment) upon the shares of the Bank Preferred Stock or any Parity Securities, all dividends declared and paid upon the Bank Preferred Stock and any Parity Securities shall be declared and paid pro rata, so that the amount of dividends declared and paid per share on the Bank Preferred Stock and any Parity Securities, in all cases, shall bear to each other the same ratio that the amount of full dividends on the Bank Preferred Stock for the then-current semi-annual dividend period (without accrual or payment in respect of unpaid dividends for prior dividend periods) and full dividends, including required or permitted accumulations, on such Parity Securities bear to each other.

Redemption

     The Bank Preferred Stock is not redeemable prior to May 16, 2020. At any time on or after May 16, 2020, the Bank Preferred Stock is redeemable at the option of the Bank, in whole or in part on a pro rata basis, upon payment in cash of a redemption price equal to $1,000 per share, plus accrued and unpaid dividends for the then-current semi-annual dividend period (but without accrual or payment in respect of unpaid dividends for prior dividend periods).

     Prior written approval of the OTS is required to effect any such redemption of Bank Preferred Stock.

     The Bank will send a written notice of redemption by first class mail to each holder of record of shares of the Bank Preferred Stock not less than 30 days nor more than 60 days prior to the applicable redemption date. Dividends will cease to accrue on shares of Bank Preferred Stock, and all rights of holders of such shares will terminate as of the redemption date, except for the right to receive the redemption price, without interest.

     The Bank Preferred Stock is not subject to mandatory redemption or to any sinking fund.

Liquidation Rights

     In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Bank, the holders of shares of the Bank Preferred Stock will be entitled to receive, out of assets of the Bank available for distribution to stockholders, before any payment or distribution of assets in respect of any Junior Securities, a liquidating distribution in an amount in cash equal to $1,000 per share, plus accrued and unpaid dividends thereon for the semi-annual dividend period during which the final distribution occurs (but without accrual or payment in respect of unpaid dividends for prior dividend periods). If, upon any voluntary or involuntary liquidation, dissolution or winding up of the Bank, the available assets of the Bank are insufficient to pay the full liquidating distributions with respect to all outstanding shares of Bank Preferred Stock and all Parity Securities, then the holders of the Bank Preferred Stock and such Parity Securities will share ratably in any such distribution in proportion to the full liquidating distributions to which they would otherwise be entitled.

     Neither the voluntary sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the property and assets of the Bank, nor the merger or consolidation of the Bank with any one or more other corporations, shall be deemed to be a voluntary or involuntary dissolution, liquidation or winding up of the Bank, unless such voluntary sale, conveyance, exchange or transfer shall be in connection with a plan of liquidation, dissolution, or winding up of the Bank.

Voting Rights

     Holders of the shares of Bank Preferred Stock will not have voting rights, except as expressly provided by law. By law, Senior Securities may not be issued by the Bank without the approval of a majority of the outstanding shares of Bank
Preferred Stock.

Reacquired Shares

     Shares of Bank Preferred Stock that have been redeemed, purchased or otherwise acquired by the Bank are not subject to reissuance or resale as shares of Bank Preferred Stock. Such shares shall revert to the status of authorized but unissued shares of preferred stock, undesignated as to series, until the Board of Directors of the Bank shall designate them again for issuance as part of a series.

                          LEGAL MATTERS

     The validity of the Bank Preferred Stock will be passed upon for the Bank by Stevens & Lee, Philadelphia and Reading,
Pennsylvania.

                             EXPERTS

     The consolidated financial statements of Sovereign Bank at December 31, 2000 and 1999, and for each of the three years in the period ended December 31, 2000, appearing in this Offering Circular have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.



                  INDEX TO FINANCIAL STATEMENTS
                                                            PAGE
AUDITED FINANCIAL STATEMENTS
  Report of Independent Auditors                             F-2
  Consolidated Balance Sheets
    as of December 31, 2000 and 1999                         F-3
  Consolidated Statements of Operations
    for the Years Ended December 31,2000, 1999 and 1998 F-4 Consolidated Statements of Stockholder's Equity
    for the Years Ended December 31, 2000, 1999 and 1998 F-6 Consolidated Statements of Cash Flows
    for the Years Ended December 31, 2000, 1999 and 1998     F-7
  Notes to Consolidated Financial Statements                 F-9

UNAUDITED FINANCIAL STATEMENTS

  Consolidated Balance Sheets as of
    September 30, 2001 and 2000                             F-42
  Consolidated Statements of Operations
    for the Nine-months Ended September 30,2001 and 2000 F-43 Consolidated Statements of Stockholder's Equity
    for the Nine-months Ended September 30, 2001            F-45
  Consolidated Statements of Cash Flows
    for the Nine-months Ended September 30,2001 and 2000    F-46
  Notes to Unaudited Financial Statements                   F-49



REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholder,
Sovereign Bank

     We have audited the accompanying consolidated balance sheets of Sovereign Bank as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the management of Sovereign Bank. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sovereign Bank at December 31, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

                              /s/ Ernst & Young LLP

Philadelphia, Pennsylvania
December 20, 2001



                         SOVEREIGN BANK
                   CONSOLIDATED BALANCE SHEETS
                (in thousands, except share data)

                                                                 At December 31,
                                                           --------------------------
                                                               2000           1999
                                                          -----------    -----------
Assets
  Cash and amounts due from depository institutions        $   945,196    $   372,453
  Interest-earning deposits                                     14,439         14,530
  Investment securities available-for-sale                   5,273,224      7,991,078
  Investment securities held-to-maturity
    (fair value approximates $1,953,872 and $1,025,982)      1,960,936      1,030,552
  Loans (including loans held for sale
    of $59,993 and $61,925)                                 21,904,333     14,286,433
  Allowance for loan losses                                   (256,356)      (132,986)
  Premises and equipment                                       290,134        119,201
  Other real estate owned (including other repossessed
    assets of $3,758 and $1,762)                                 8,183          5,329
  Accrued interest receivable                                  228,915        162,784
  Goodwill and other intangible assets                       1,455,331        434,077
  Bank owned life insurance                                    612,580        412,580
  Other assets                                                 972,632        502,176
                                                           -----------    -----------
    Total Assets                                           $33,409,547    $25,198,207
                                                           ===========    ===========

Liabilities
  Deposits and other customer accounts                     $24,498,917    $12,012,675
  Borrowings                                                 1,330,900      6,157,939
  Long-term debt:
    Repurchase agreements and FHLB advances                  3,549,483      4,624,503
  Advance payments by borrowers for taxes and insurance         24,009         28,222
  Other liabilities                                            346,498         90,073
                                                           -----------    -----------
    Total Liabilities                                      $29,749,807    $22,913,412
                                                           ===========    ===========

Minority interest-preferred securities of subsidiary           138,670             --

Stockholder's Equity
  Preferred Stock; 7,500,000 shares authorized, none issued
    and outstanding                                                 --             --
  Common stock; $1.00 par value; 15,000,000 shares
    authorized; issued 1,000 at December 31, 2000 and 1999           1              1
  Additional paid-in capital                                 2,580,016      1,479,690
  Accumulated other comprehensive loss                         (37,977)      (203,483)
  Retained earnings                                            979,030      1,008,587
                                                           -----------    -----------
    Total Stockholder's Equity                               3,521,070      2,284,795
                                                           -----------    -----------
    Total Liabilities and Stockholder's Equity             $33,409,547    $25,198,207
                                                           ===========    ===========

See accompanying notes to consolidated financial statements.



                         SOVEREIGN BANK
              CONSOLIDATED STATEMENTS OF OPERATIONS
              (in thousands, except per share data)

                                                          At December 31,
                                                 2000          1999          1998
                                             ----------    ----------    ----------
Interest Income:
  Interest on interest-earning deposits       $   13,949    $    3,920    $    7,283
  Interest and dividends on investment
    securities:
    Available-for-sale                           485,809       542,210       283,008
    Held-to-maturity                              85,131        87,989       176,778
  Interest and fees on loans                   1,627,220       959,161       881,083
                                              ----------    ----------    ----------
    Total interest income                      2,212,109     1,593,280     1,348,152
                                              ----------    ----------    ----------

Interest Expense:
  Interest on deposits                           735,087       440,826       443,833
  Interest on borrowings and long-term debt      528,025       510,886       406,658
                                              ----------    ----------    ----------
    Total interest expense                     1,263,112       951,712       850,491
                                              ----------    ----------    ----------

Net interest income                              948,997       641,568       497,661
Provision for loan losses                         56,500        30,000        27,961
                                              ----------    ----------    ----------
Net interest income after provision
  for loan losses                                892,497       611,568       469,700
                                              ----------    ----------    ----------

Other Income:
  Deposit fees                                    91,304        49,177        31,078
  Mortgage banking fees                           25,207        29,926        28,209
  Loan fees and service charges                   16,854         8,856         7,075
  Capital markets revenue transactions            11,090            --            --
  Bank-owned life insurance                       33,269        22,813        12,572
  Miscellaneous income                            42,504        15,295         6,403
                                              ----------    ----------    ----------
  Other income                                   220,228       126,067        85,337
  Gain/(loss) on investment securities and
    related derivatives                         (103,045)        1,078        13,694
                                              ----------    ----------    ----------
    Total non-interest income                    117,183       127,145        99,031
                                              ----------    ----------    ----------

General and Administrative Expenses:
  Compensation and benefits                      268,902       153,352       146,294
  Occupancy and equipment                        158,618        67,559        70,272
  Outside services                               166,037        74,608        52,830
  Other administrative                           127,002        69,775        53,961
                                              ----------    ----------    ----------
    Total general and administrative expenses    720,559       365,294       323,357
                                              ----------    ----------    ----------

Other Operating Expenses:
  Amortization of goodwill and other
    intangibles                                   98,940        37,967        20,601
  Minority interest expense                        7,101            --            --
  Other real estate owned (gains)/losses, net       (180)           95          (804)
  Restructuring                                   18,500            --            --
  Non-solicitation expense                       120,060            --            --
                                              ----------    ----------    ----------
    Total other operating expenses               244,421        38,062        19,797
                                              ----------    ----------    ----------

Income before income taxes                        44,700       335,357       225,577
Income tax provision/(benefit)                   (14,968)      113,671        79,667
                                              ----------    ----------    ----------

Income Before Extraordinary Item                  59,668       221,686       145,910
Gain on the sale of FHLB advances
  (net of tax of $5,225)                          10,775            --            --
                                              ----------    ----------    ----------

Net Income                                    $   70,443    $  221,686    $  145,910
                                              ==========    ==========    ==========

See accompanying notes to consolidated financial statements.



                         SOVEREIGN BANK
         CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
                          (in thousands)

                                      Additional               Accum. Other        Total
                                        paid in    Retained    Comprehensive   Stockholder's
                              Capital   Capital     Earnings       Income          Equity
                             -------  ----------  ----------    ---------      ----------
Balance, December 31, 1997    $     1  $  414,294  $  685,219    $   8,170      $1,107,684

Comprehensive income:
Net income                         --          --     145,910           --         145,910
Change in unrealized gain/(loss)
  on investments
  available-for-sale, net of tax   --          --          --       12,689          12,689
                                                                                ----------
Total comprehensive income         --          --          --           --         158,599
Capital contribution from parent   --     299,000          --           --         299,000
Dividends paid to parent           --          --     (15,000)          --         (15,000)
Adjustment for Main Line Bank's
  different year-end               --          --      (4,228)          --          (4,228)
                              -------  ----------  ----------    ---------      ----------

Balance, December 31, 1998          1     713,294     811,901       20,859       1,546,055
                              -------  ----------  ----------    ---------      ----------

Comprehensive income:
Net income                         --          --     221,686           --         221,686
Change in unrealized gain/(loss) on
  investments available-for-sale,
  net of tax                       --          --          --     (224,342)       (224,342)
                                                                                ----------
Total comprehensive income         --          --          --           --          (2,656)
Acquisition of TSB                 --     252,396          --           --         252,396
Acquisition of Network             --       4,000          --           --           4,000
Capital contribution from parent   --     510,000          --           --         510,000
Dividends paid to parent           --          --     (25,000)          --         (25,000)
                              -------  ----------  ----------    ---------      ----------

Balance, December 31, 1999          1   1,479,690   1,008,587     (203,483)      2,284,795
                              -------  ----------  ----------    ---------      ----------

Comprehensive income:
Net income                         --          --      70,443           --          70,443
Change in unrealized gain/(loss)
  on investments available-for-sale,
  net of tax                       --          --          --      165,506         165,506
                                                                                ----------
Total comprehensive income         --          --          --           --         235,949
Capital contribution from parent   --   1,100,326          --           --       1,100,326
Dividends paid to parent           --          --    (100,000)          --        (100,000)

Balance, December 31, 2000    $     1  $2,580,016  $  979,030    $ (37,977)     $3,521,070
                               ======  ==========  ==========    =========      ==========



                         SOVEREIGN BANK
              CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (in thousands)

                                                               Year Ended December 31,
                                                        ----------------------------------
                                                             2000       1999        1998
                                                        ----------  ----------  ----------
Cash Flows From Operating Activities:
  Net income                                             $   70,443  $  221,686  $  145,910
  Adjustments to reconcile net income/(loss)
to net cash provided by operating activities:
    Provision for loan losses                                56,500      30,000      27,961
    Deferred income tax provision (benefit)                 (58,245)     18,885     (22,227)
    Depreciation and amortization                           128,587      18,802      13,434
    Amortization and accretion of investments
    and loan discounts                                      (38,125)       (754)     (5,017)
    (Gain)/loss on sale of loans, investment
    securities and real estate owned                        109,511      (1,962)    (17,861)
    (Gain)/loss on sale of premise and equipment               (165)         --          --
    (Gain)/loss on sale of FHLB advances                    (16,000)         --          --
  Net change in:
    Accrued interest receivable                             (12,166)     (9,064)    (39,447)
    Prepaid expenses and other costs                       (793,998)    (92,445)   (801,920)
    Other liabilities                                       220,587    (274,917)    276,815
                                                         ----------  ----------  ----------

Net cash (used) by operating activities                    (333,071)    (89,768)   (422,352)
                                                         ----------  ----------  ----------

Cash Flows From Investing Activities:
  Proceeds from the sale of investments                   8,212,660   5,512,604   2,103,383
  Proceeds from repayments and maturities of
     investment securities                                  635,252   1,882,044   1,894,148
  Purchases of investment securities:
    Available-for-sale                                   (5,386,101) (7,366,029) (6,651,671)
    Held-to-maturity                                        (79,187)    (29,966)   (469,326)
  Proceeds from sales of loans                            2,385,619   1,188,173   1,422,279
  Purchase of loans                                      (2,572,063) (2,022,695) (1,201,864)
  Net change in loans other than purchases and sales        463,389  (1,561,471)    464,382
  Proceeds from sales of premises and equipment              46,490       5,757      18,437
  Purchases of premises and equipment                      (178,106)    (39,844)    (32,872)
  Proceeds from sales of real estate owned                    3,624      17,081      19,069
  Net cash received for acquisitions                      1,916,345     112,998   1,466,149
                                                         ----------  ----------  ----------

Net cash provided (used) by investing activities          5,447,922  (2,301,348)   (967,886)
                                                         ----------  ----------  ----------

Cash Flows From Financing Activities:
  Net increase/(decrease) in deposits and other
    customer accounts                                       210,550    (824,471)    520,729
  Net increase/(decrease) in borrowings                  (4,975,022)  2,563,290     900,294
  Sale of FHLB advances                                    (911,037)         --          --
  Net increase/(decrease) in advance payments by
    borrowers for taxes and insurance                        (4,213)        567     (14,192)
  Proceeds from the issuance of preferred stock by
    subsidiary                                              137,197          --          --
  Cash dividends paid to SBI                               (100,000)    (25,000)    (15,000)
  Contributed capital from SBI                            1,100,326     510,000     299,000
                                                         ----------  ----------  ----------

Net cash provided by financing activities                (4,542,199)  2,224,386   1,690,831
                                                         ----------  ----------  ----------

Net change in cash and cash equivalents                     572,652    (166,731)    300,593
Cash and cash equivalents at beginning of period            386,983     553,714     253,121
                                                         ----------  ----------  ----------
Cash and cash equivalents at end of period               $  959,635  $  386,983  $  553,714
                                                         ==========  ==========  ==========

     Supplemental Disclosures:  Income tax payments totaled
$0.8 million in 2000, $1.7 million in 1999, and $1.8 million in
1998.   Interest payments totaled $1.3 billion in 2000,
$921 million in 1999, and $844 million in 1998. Noncash activity consisted of acquisitions which included $9.1 billion of loans and assumption of $12.3 billion of deposits in 2000, $551 million of loans and assumption of $515 million in deposits in 1999, and $.7 billion of loans and assumption of $2.2 billion of deposits in 1998. Other noncash activity consisted of mortgage loan securitization of $1.2 billion in 2000, $1.0 billion in 1999, and $1.2 billion in 1998; and reclassification of mortgage loans to real estate owned of $6.2 million in 2000, $11.7 million in 1999, and $18.8 million in 1998.

     See accompanying notes to consolidated financial statements.



                          SOVEREIGN BANK
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies

     Sovereign Bank (the "Bank" or "Sovereign Bank") is a federal savings bank and is headquartered in Wyomissing, Pennsylvania. The Bank is a wholly-owned subsidiary of Sovereign Bancorp, Inc. ("SBI"). The Bank's primary business consists of attracting deposits from its network of community banking offices, located throughout eastern Pennsylvania, New Jersey, New Hampshire, Massachusetts, Connecticut, Rhode Island, and northern Delaware, and originating commercial, consumer and residential mortgage loans in those communities. The Bank also serves customers throughout New York.

     The following is a description of the significant accounting policies of the Bank. Such accounting policies are in accordance with accounting principles generally accepted in the United States and have been followed on a consistent basis.

     a. Principles of Consolidation - The accompanying financial statements include the accounts of the Bank and its wholly-owned subsidiaries: Sovereign Dealer Finance, Inc., 1130
Abstract, Inc., First Lancaster Financial Corp., 201 Associates,
Inc., Sovereign REIT Holdings, Inc., Sovereign SFG, Inc.,
Sovereign Trust Company and RV Marine Funding Corp. All material intercompany balances and transactions have been eliminated in consolidation.

     b. Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     c. Interest-earning Deposits - Interest-earning deposits consist of deposit accounts with other financial institutions generally having maturities of three months or less.

     d. Investment Securities - Investment securities that the Bank has the intent and ability to hold to maturity are classified as held-to-maturity and reported at amortized cost. Securities expected to be held for an indefinite period of time are classified as available-for-sale and are carried at fair value with unrealized gains and losses reported as a component of comprehensive income within stockholders' equity, net of estimated income taxes. Gains or losses on the sales of securities are recognized at trade date utilizing the specific identification method.

     e. Forward Commitments and Options - The Bank utilizes forward commitments and options to hedge interest rate risk associated with loans held for sale. Gains and losses on these transactions are included in the net gain or loss when the asset is sold.

     f. Loans Held for Sale - Loans held for sale are recorded at the lower of cost or estimated fair value on an aggregate basis. Gains and losses are included in the consolidated statements of operations.

     g. Mortgage Banking Activity - The Bank recognizes, as separate assets, the rights to service mortgage loans, whether those rights are acquired through loan purchase or loan origination activities. The initial recognition of originated mortgage servicing assets is predicated upon an allocation of the total cost of the related loans between the loans and the loan servicing rights based on their relative estimated fair values. Purchased mortgage servicing assets are recorded at cost. Excess servicing fees are computed as the present value of the difference between the estimated future net revenues and normal servicing net revenues as established by the federally sponsored secondary market makers. Resultant premiums are deferred and amortized over the estimated life of the related mortgages using the constant yield method.

     Mortgage servicing rights are amortized against loan servicing fee income on an accelerated basis in proportion to, and over the period of, estimated net future loan servicing fee income, which periods initially do not exceed eight years. For purposes of measuring impairment of capitalized mortgage servicing rights and minimizing the impact of risk, the Bank conservatively evaluates the loans underlying these rights by stratifying them into certain homogeneous categories which include, but are not limited to, residential real estate 30-year and 15-year fixed rate mortgage loans, adjustable rate mortgage loans and balloon loans. See Note 6 for details of mortgage banking activity.

     h. Allowance for Loan Losses - An allowance for loan losses is maintained at a level that management considers adequate to provide for losses based upon an evaluation of known and inherent risks in the loan portfolio. Management's evaluation takes into consideration the risks inherent in the loan portfolio, past loan loss experience, specific loans which have losses, geographic and industry concentrations, delinquency trends, economic conditions, the level of originations and other relevant factors. While management uses the best information available to make such evaluations, future adjustments to the allowance may be necessary if conditions differ substantially from the assumptions used in making the evaluations.

     The allowance for loan losses consists of two elements:
(i) an allocated allowance, which is comprised of allowances established on specific loans, and class allowances based on historical loan loss experience and current trends, and
(ii) unallocated allowances based on both general economic conditions and other risk factors in the Bank's individual markets and portfolios, and to account for a level of imprecision in management's estimation process.

     The specific allowance element is based on a regular analysis of criticized commercial loans where internal credit ratings are below a predetermined classification. This analysis is performed at the relationship manager level, and periodically reviewed by the loan review department. The specific allowance established for these criticized loans is based on a careful analysis of related collateral value, cash flow considerations and, if applicable, guarantor capacity.

     The class allowance element is determined by an internal loan grading process in conjunction with associated allowance factors. These class allowance factors are based primarily on actual historical loss experience, projected loss experience based on current conditions, consultation with regulatory authorities, and peer group loss experience. While this analysis is conducted at least annually, the Bank has the ability to revise the class allowance factors whenever necessary in order to address improving or deteriorating credit quality trends or specific risks associated with a given loan pool classification.

     Regardless of the extent of the Bank analysis of customer performance, portfolio evaluations, trends or risk management processes established, certain inherent, but undetected losses are probable within the loan portfolio. This is due to several factors including inherent delays in obtaining information regarding a customer's financial condition or changes in their unique business conditions; the judgmental nature of individual loan evaluations, collateral assessments and the interpretation of economic trends; and the sensitivity of assumptions utilized to establish allocated allowances for homogeneous groups of loans among other factors. The Bank maintains an unallocated allowance to recognize the existence of these exposures.

     These other risk factors are continuously reviewed and revised by management where conditions indicate that the estimates initially applied are different from actual results.

     A comprehensive analysis of the allowance for loan losses is performed by the Bank on a quarterly basis. In addition, a review of allowance levels based on nationally published statistics is conducted on an annual basis. The Bank also has an asset review committee, which has the responsibility of affirming allowance methodology and assessing the general and specific allowance factors in relation to estimated and actual net charge-off trends. This committee is also responsible for assessing the appropriateness of the allowance for loan losses for each loan pool classification at the Bank.

     j. Loans - Loans are reported net of unearned income. Interest on loans is credited to income as it is earned. Loan origination fees and certain direct loan origination costs are deferred and recognized as adjustments to interest income in the consolidated statement of operations over the contractual life of the loan utilizing the level yield method, except in the case of certain discounted loans in which a portion of the net deferred fee may be amortized over the discount period.
Interest income is not recognized on loans when the loan payment is 90 days or more delinquent (except auto loans, government-guaranteed loans or loans secured by deposit accounts) or sooner if management believes the loan has become impaired.

     A non-accrual loan is a loan in which it is probable that scheduled payments of principal and interest will not be paid when due according to the contractual terms of the loan agreement. When a loan is placed on non-accrual status, all accrued yet uncollected interest is reversed from income. Payments received on non-accrual loans are generally applied to the outstanding principal balance. In order for a non-accrual loan to revert to accruing status, all delinquent interest must be paid and the Bank must approve a repayment plan.

     Loans delinquent 180 days or more (120 days for auto loans) are charged-off unless it can be clearly demonstrated that repayment will occur regardless of the delinquency status. Examples of this would include: a loan which is secured by collateral and is in the process of collection; a loan supported by a valid guarantee or insurance; or a loan supported by a valid claim against a solvent estate.

     For purposes of measuring impairment as set forth by the provisions of SFAS No. 114 "Accounting by Creditors for Impairment of a Loan" and SFAS No. 118 "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosure," the Bank defines impaired loans as non-accrual, non-homogeneous loans and certain other loans which are still accruing, which management has specifically identified as being impaired. Premises and Equipment - Premises and equipment are carried at cost, less accumulated depreciation. Depreciation is calculated utilizing the straight-line method. Estimated useful lives are as follows:

     Office buildings                     10 to 30 years
     Leasehold improvements               Remaining lease term*
     Furniture, fixtures and equipment    3 to 10 years
     Automobiles                          5 years

     Expenditures for maintenance and repairs are charged to expense as incurred.

     *Including option periods, if applicable.

     k. OREO - OREO consists of properties acquired by or in lieu of foreclosure. OREO is stated at the lower of cost or estimated fair value minus estimated costs to sell. Write-downs of OREO which occur after the initial transfer from the loan portfolio and costs of holding the property are recorded as other operating expenses, except for significant property improvements which are capitalized to the extent that carrying value does not exceed estimated fair value.

     l. Income Taxes - Deferred income taxes are provided on temporary differences between amounts reported for financial statement and tax purposes.

     m. Derivative Instruments and Hedging Activity - The Bank has entered into certain interest rate exchange agreements in connection with its asset/liability management program which are designated as hedges. Derivatives used as hedges must be effective at reducing the risk associated with the exposure being hedged and must be designated as a hedge at the inception of the derivative contract. To ensure effectiveness, the Bank performs an analysis to ensure that changes in fair value or cash flow of the derivative correlates to the equivalent changes in the asset or liability being hedged. Related fees are deferred and amortized on a straight line basis over the life of the interest rate exchange agreement, which corresponds to the estimated life of the asset or liability item being hedged. Net interest payments/receipts are accrued as an adjustment of interest expense/income on the hedged assets or liabilities. Gains or losses resulting from early termination of interest rate exchange agreements are deferred and amortized over the remaining term of the original exchange agreements. In the event the related asset/liability is disposed of, such deferred gains or losses are recognized as an adjustment to the respective gain or loss on disposition and are reflected in other income. Changes in the value of interest rate exchange agreements are not recorded in the financial statements because the interest rate exchange agreements are designated as hedges. The Bank enters into interest rate swap contracts to provide for the needs of its customers. Contracts held or issued for customers are valued at fair market value with gains or losses included in capital markets revenue.

     n. Foreign Exchange - The Bank enters into forward exchange contracts to provide for the needs of its customers.
Forward exchange contracts are valued at current exchange rates.
All gains or losses on forward exchange contracts are included in capital markets revenue.

     o. Consolidated Statement of Cash Flows - For purposes of reporting cash flows, cash and cash equivalents include cash and amounts due from depository institutions, interest-earning deposits and securities purchased under resale agreements with an original maturity of three months or less.

     p. Goodwill and Other Intangibles - Core deposit intangibles are a measure of the value of checking and savings deposits acquired in business combinations accounted for as purchases. Core deposit intangibles are generally amortized using an accelerated method over the estimated lives of the existing deposit relationships acquired, but not exceeding
10 years. Goodwill is the excess of the purchase price over the fair value of net tangible and identifiable intangible assets of companies acquired through business combinations accounted for as purchases. In finalizing a purchase allocation, the Bank considers all the facts that come to its attention during the allocation period, not to exceed 12 months, and, if necessary, will adjust the purchase price allocation accordingly based on such facts.

     Goodwill is amortized using the straight line method over various periods not exceeding 25 years. The carrying amount of the goodwill is reviewed if facts and circumstances suggest that it may be impaired. If this review indicates that goodwill will not be recoverable, as determined based on the loss of economic value, the carrying amount of the goodwill is reduced by the estimated loss of value. In addition, goodwill associated with impaired long-lived assets is included in the impairment evaluation which the Bank assesses under the rules of SFAS
No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of."

     q. Segment Reporting - SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" requires that public companies report certain information about operating segments. It also requires that public companies report certain information about their products and services, the geographic areas in which they operate, and their major customers. The Bank is a large regional bank which offers a wide array of products and services to its customers. Pursuant to its banking strategy, emphasis is placed on building relationships with its customers, as opposed to building specific lines of business.
As a result, at December 31, 2000 and 1999, the Bank is not organized around discernible lines of business and prefers to work as an integrated unit to customize solutions for its customers, with business line emphasis and product offerings changing over time as needs and demands change. Thus, all necessary requirements of SFAS No. 131 have been met by the Bank as of December 31, 2000.

     r. Asset Securitizations - When the Bank sells home equity loans, automobile and recreational vehicle loans, and residential mortgage loans, it may retain interest only strips, one or more subordinated tranches, servicing rights, and in some cases a cash reserve account, all of which are retained interests in the securitized receivables. Gain or loss on sale of the receivables depends in part on the previous carrying amount of the financial assets involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair value at the date of the transfer. The Bank generally estimates fair value based on the present value of expected future cash flows estimated using management's best estimates of the key assumptions-credit losses, pre-payment speeds, forward yield curves, and discount rates commensurate with the risks involved.

     s. Pending Accounting Pronouncements - In June 1999, The Financial Accounting Standards Board ("FASB") issued SFAS
No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133," which delays the effective date of SFAS No. 133. Accordingly, SFAS No. 133, shall be effective for all fiscal years beginning after June 15, 2000. SFAS No. 133 requires the recognition of all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value as a component of income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be off-set against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings.

     The fair value of the Bank's derivative instruments is currently not on the balance sheet. Effective January 1, 2001, the Bank adopted Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended, which required that all derivative instruments be reported on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships. Upon adoption, Bank designated derivative instruments used for risk management into hedging relationships in accordance with the requirements of the new standard. Derivative instruments used to hedge changes in the fair value of assets and liabilities due to changes in interest rates or other factors were designated in fair value hedge relationships. The Bank accounts for changes in the value of both the fair value hedges and the corresponding hedged items as a component of other operating income. Derivative instruments used to hedge the variability of forecasted cash flows attributable to a specific risk, generally interest rate risk, were designated in cash flow hedge relationships. The changes in fair value of cash flow hedges are recorded as other comprehensive income to the extent effective. The ineffective portion, if any, of cash flow hedges is recorded as other operating income. On
January 1, 2001, after-tax transition amounts associated with establishing the fair values of the derivative instruments and hedged items on the balance sheet of $0.7 million and $6.7 million were recorded as an increase of net income and a reduction in other comprehensive income, respectively. Additionally, as allowed by FAS 133, the Bank reclassified
$800 million of held-to-maturity securities to available-for-sale on January 1, 2001. These securities had an unrealized loss of $3.2 million, net of tax of $1.7 million, at January 1, 2001.

     SFAS No. 133, as applied to the Bank's risk management strategies, may increase or decrease reported net income and stockholders' equity prospectively, depending on future levels of interest rates and other variables affecting the fair values of derivative instruments and hedged items, but will have no effect on cash flows or economic risk.

     In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives.

     The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Application of the non-amortization provisions of the Statement is expected to result in an increase in net income of $30 million net of tax per year. During 2002, the Company will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002 and has not yet determined what the effect of these tests will be on the earnings and financial position of the Company.

Note 2 - Business Combinations

     On September 3, 1999 and amended February 28, 2000, the Bank entered into a purchase and assumption agreement with FleetBoston Financial to acquire branch banking offices located in Connecticut, Massachusetts, New Hampshire and Rhode Island, and related deposit liabilities, loans and other assets associated with the business of those branches (the "SBNE Acquisition"). In total, the Bank purchased 281 community banking offices (exclusive of 4 locations which were resold to a third party) as detailed in the chart below. The SBNE Acquisition, which resulted in the creation of Sovereign Bank New England ("SBNE") included the former Fleet Bank community banking franchise in eastern Massachusetts; the entire former BankBoston community banking franchise in Rhode Island; and select community banking offices of Fleet Bank in Southern New Hampshire and BankBoston in Connecticut. In addition, the Bank acquired a substantial portion of the middle market and small business-lending group from Fleet Bank in Massachusetts and New Hampshire, and from BankBoston in Rhode Island and Connecticut. The SBNE Acquisition included the purchase of fully functioning business units, with the necessary management, relationship officers, support staff and other infrastructure for the acquired loans and deposits to be fully serviced.

     During 2000, the Bank completed each of the three phases of the SBNE Acquisition. The Bank's results include the operations of these acquired SBNE branches, assets and liabilities from their respective acquisition dates, and thereafter. Total deposits transferred through the acquisition were $12.3 billion. Additionally, loan balances transferred to the Bank approximated $9.0 billion, which included $3.1 billion of commercial loans and leases, $1.7 billion of consumer loans and $3.2 billion of residential mortgages, inclusive of $1.1 billion of residential mortgage loans which were not relationship assets which were subsequently sold as part of the Bank's asset-liability management strategy to reduce interest-rate risk. Other assets acquired included $85 million of currency, $68 million of premises and equipment, $180 million of precious metals inventory and $213 million of prepaid and other miscellaneous assets. Cash received, net of the premium paid, was $1.9 billion.

     Total potential consideration for the SBNE Acquisition is 12% of acquired deposits less agreed upon reductions. Included in the 12% premium, the Bank will pay up to $333 million in periodic installments between January 2001 and October 2001 if FleetBoston complies with its non-solicitation obligations under the agreement and certain other conditions are met. These payments are recorded as expense ratably from the completion of the SBNE Acquisition on July 21, 2000 through the completion of the payments.

     As of the final closing on July 21, 2000, the Bank paid a net premium of $848 million, recorded a fair value reduction on acquired loans of $79 million and established an initial allowance for loan losses of $135 million, $17 million of which was recorded in the fourth quarter 2000. These items result in total intangibles of $1.1 billion including goodwill of $685 million and core deposit intangible of $428 million to be amortized over 25 years and 10 years, respectively. Additionally, the Bank expensed $120 million during 2000 as part of its non-solicitation agreement with FleetBoston.

     In November, 2000, the Bank announced the results of a restructuring initiative in which management analyzed front and back office operations and computer operating platforms which were duplicative as a result of the acquisition and eliminated approximately 600 positions. In total, the Bank recorded
$18.5 million in restructuring costs, which were comprised of $14 million of severance and outplacement costs and a $4.5 million write-off of a redundant computer-operating platform. As of December 31, 2000, $13.0 million of liability remained.

     On June 30, 1999, SBI acquired all the outstanding common stock of Peoples Bancorp, Inc. ("Peoples") in a purchase business combination. SBI directed People's main banking subsidiary, Trenton Savings Bank ("TSB") to be contributed to the Bank. TSB was a $1.4 billion bank headquartered in Lawrenceville, New Jersey which operated 14 community banking offices in Mercer, Burlington and Ocean counties, New Jersey. The contribution was accounted for at fair value and added investments, loans and deposits to the Bank of approximately $922 million, $503 million and $515 million, respectively. The Bank recorded total intangibles of $39.5 million, of which $9.8 million was allocated to a core deposit intangible and $29.7 million was allocated to goodwill. The goodwill and core deposit intangible are being amortized over 25 years and 10 years, respectively. The Bank's results of operations include the operations of TSB from June, 30 1999 and thereafter.

     On June 15, 1999, SBI acquired The Network Companies ("Network"), a privately held affiliated group of specialty leasing companies headquartered in Commack, New York. Network provided financing for the purchase or lease of equipment and specialty vehicles plus other specialty products for businesses throughout the United States, with transactions ranging from $15,000 to $250,000. SBI transferred all of the assets and liabilities it acquired from Network to the Bank at fair value. The purchase price of $6 million consisted of $4 million of SBI common stock and $2 million of cash. The Bank's results of operations include the operations of Network from June 15, 1999 and thereafter.

     On September 4, 1998, the Bank acquired 93 former CoreStates Financial Corp. ("CoreStates") branch offices from First Union Corporation ("First Union"). The former CoreStates offices, located throughout Pennsylvania and New Jersey, added approximately $2.2 billion of commercial bank deposits and $725 million of commercial and consumer loans to the Bank's balance sheet. This business combination was accounted for as a purchase under generally accepted accounting principles. The Bank paid a premium of $325 million for the CoreStates branches which was allocated to core deposit intangible and goodwill. Additionally, the Bank established an initial loan loss reserve of $20.5 million. The goodwill and core deposit intangible are being amortized over 25 years and 10 years, respectively. In October and November of 2000, the Bank sold 20 of these branches, representing $315 million of deposits.

     On July 31, 1998, SBI acquired all of the outstanding stock of Carnegie Bancorp, Inc. and First Home Bancorp, Inc., and directed the respective banking subsidiaries, Carnegie Bank ("Carnegie") and First Home Bank ("First Home"), to be merged into the Bank. Carnegie, a $414 million commercial bank headquartered in Princeton, New Jersey, operated seven branch offices throughout central New Jersey and one in Pennsylvania, and First Home, a $510 million savings bank headquartered in Pennsville, New Jersey, operated ten branch offices in Salem, Gloucester and Camden Counties, New Jersey and New Castle County, Delaware. These transactions were accounted for as pooling of interests.

     On February 28, 1998, SBI acquired all of the common stock of Main Line Bancorp, Inc. ("Main Line"), and directed Main Line's primary banking subsidiary, Main Line Bank, to be merged into the Bank. Main Line Bank, a $2.4 billion bank headquartered in Villanova, Pennsylvania, operated 29 branch offices located in the suburbs of Philadelphia, Pennsylvania.

     Prior to the combination, Main Line Bank's fiscal year end was March 31, and accordingly, the Bank's consolidated results of operations for the twelve-month period ended December 31, 1998 include Main Line Bank's results of operations for the two-month period ended February 28, 1998, the Bank's consolidated results of operations for the twelve-month period ended
December 31, 1997 include Main Line Bank's results of operations for the eleven-month period ended February 28, 1998 and a net decrease to the Bank's stockholder's equity of $5.0 million has been made to reflect Main Line Bank's activity for the two-month period ended February 28, 1998. That activity consisted of net income of $4.2 million and net unrealized gains on investment securities available-for-sale of $792,000.



     The pre-merger results of operations for the Bank,  Main
Line Bank, Carnegie and First Home (which were acquired pursuant to transactions accounted for as a pooling-of-interests) were as follows (in thousands):

                                       Main
                           Sovereign   Line     Carnegie   First
                             Bank      Bank(1)     (2)    Home (2)  Combined
                          ----------  -------  --------  -------  ----------
                                      Year Ended December 31, 1998

Interest income            $1,277,998  $27,660  $ 19,517  $22,977  $1,348,152
Interest expense              809,284   17,112    10,008   14,087     850,491
Provision for loan losses      27,468       --       260      233      27,961
Other income                   94,741    3,051       429      810      99,031
Non-interest expense          316,653    7,585    10,055    8,861     343,154
Income tax provision           75,475    2,128       460      115      78,178
                           ----------  -------  --------  -------  ----------

Net Income                   $143,859  $ 3,886  $   (837) $   491  $  147,399
                           ==========  =======  ========  =======  ==========

(1) Reflects Main Line Bank's results of operations for the two-month period ended February 28, 1998.

(2) Reflects Carnegie and First Home results of operations for the seven-month period ended July 31, 1998.

     During 1998, the Bank recorded pre-tax merger-related charges of $49.9 million ($33.5 million after-tax) primarily related to costs incurred in connection with its acquisitions of Main Line Bank, Carnegie and TSB. The components of the merger-related charges were as follows (in thousands):

                                            Requiring Cash
                                    ---------------------------
                                               Cash     Outflow
                                    Provision  Outflow  to Date
                                    ---------  -------  -------
Severance and employee-related costs  $22,257  $22,257  $22,257
Merger transaction costs                5,307    5,307    5,307
Write downs of assets                  13,350       --       --
Office closing costs                    3,085    1,274    1,274
Miscellaneous                           5,933    5,933    5,933
                                      -------  -------  -------
Total                                 $49,932  $34,771  $34,771
                                      =======  =======  =======

     Severance and employee-related costs relate primarily to severance costs and related taxes for employees of the three companies who were displaced as a result of merger, as well as the termination and distribution of Main Line Bank's ESOP and restricted stock plans in connection with the merger. Writedowns of assets include obsolescence of data processing equipment at all three companies as well as writedowns of servicing-related assets at Main Line Bank.

Note 3 - Restrictions on Cash and Amounts Due from Depository
         Institutions

     The Bank is required to maintain certain average reserve balances as established by the Federal Reserve Board. The amounts of those reserve balances for the reserve computation periods which included December 31, 2000 and 1999 were $243 million and $72 million, respectively.

Note 4 - Investment Securities

     The amortized cost and estimated fair value of investment securities are as follows (in thousands):

                                                                        At December 31,
                                -----------------------------------------------------------------------------------------------
                                                  2000                                               1999
                                -----------------------------------------------   ---------------------------------------------
                               Amortized   Unrealized    Unrealized     Fair     Amortized    Unrealized    Unrealized    Fair
                                Cost        Appreciation  Depreciation   Value      Cost      Appreciation  Depreciation  Value
                                ---------   ------------  ------------   -----    --------    ------------  ------------  -----
Investment Securities
  Available-for-Sale:
Investment Securities:
  U.S. Treasury and government
    agency securities          $   92,341  $     55         $   456  $   91,940  $  77,229    $    2        $  1,210   $   76,021
Corporate securities/
    Trust preferred               311,650    11,184           6,198     316,636     250,784      436          14,972      236,248
Asset-backed securities           523,466       248          12,118     511,596     685,274       --          21,149      664,125
  FHLB stock                      225,797        --              --     225,797     524,397       --              --      524,397
  Agency preferred stock          428,079       267           2,469     425,877     425,888    4,135             395      429,628
  Municipal securities              4,912       381               5       5,288       7,439      451               6        7,884
Mortgage-backed Securities:
  Passthroughs:
    U.S. government agencies      676,593     3,025           5,679      673,939     478,462     909          21,004      458,367
    Non-agencies                2,553,289       556          40,277    2,513,568   2,688,315      --         132,333    2,555,982
    Collateralized mortgage
      obligations                 515,852       535           7,804      508,583   3,166,472   2,564         130,610    3,038,426
                               ----------   -------         -------   ----------  ----------  ------         -------   ----------

Total investment securities
  available-for-sale           $5,331,979   $16,251         $75,006   $5,273,224  $8,304,260  $8,497        $321,679   $7,991,078
                               ==========   =======         =======   ==========  ==========  ======        ========   ==========

                                                                        At December 31,
                                -----------------------------------------------------------------------------------------------
                                                  2000                                               1999
                                -----------------------------------------------   ---------------------------------------------
                               Amortized   Unrealized    Unrealized     Fair     Amortized    Unrealized    Unrealized    Fair
                                Cost        Appreciation  Depreciation   Value      Cost      Appreciation  Depreciation  Value
                                ---------   ------------  ------------   -----    --------    ------------  ------------  -----
Investment Securities:
  Held-to-Maturity:
Investment Securities
  U.S. Treasury and government
    agency securities          $    6,382   $    --         $   138   $    6,244  $    4,807  $   --        $    109        4,698
  Corporate securities             22,535     1,545               6       24,074          10       1              --           11
  Municipal securities                739       135               6          868       3,275      96              22        3,349
Mortgage-backed securities:
  Passthroughs:
    U.S. government agencies    1,558,443    14,779          16,456    1,556,766     495,184   2,513           2,220      495,477
    Non-agency                     39,118       378             234       39,262      52,319     377             224       52,472
    Collateralized mortgage
       obligations                333,719       505           7,566      326,658     474,957   2,520           7,502      469,975
                               ----------   -------         -------   ----------   ---------  ------        --------   ----------

Total investment securities
  held-to-maturity             $1,960,936   $17,342         $24,406   $1,953,872  $1,030,552  $5,507        $ 10,077   $1,025,982
                               ==========   =======         =======   ==========  ==========  ======        ========   ==========

     The amortized cost and estimated fair value of investment securities at December 31, 2000 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties (in thousands):

                                     Amortized Cost   Fair Value
                                     --------------   ----------
Investment Securities
  Available-for-Sale:
    Due in one year or less           $  773,882     $  754,789
    Due after one year
     through five years                1,991,715      1,958,769
    Due after five years
     through ten years                 1,055,179      1,038,032
    Due after ten years                  871,400        853,837
    Equity securities with
     no stated maturity                  639,803        667,797
                                      ----------     ----------
Total investment securities
     available-for-sale               $5,331,979     $5,273,224
                                      ==========     ==========

                                     Amortized Cost   Fair Value
                                     --------------   ----------
Investment Securities
  Held-to-Maturity:
    Due in one year or less           $  353,558     $  349,538
    Due after one year
     through five years                  980,607        958,999
    Due after five years
     through ten years                   399,011        393,967
    Due after ten years .                227,760        251,368
                                      ----------     ----------
Total investment securities
  held-to-maturity                    $1,960,936     $1,953,872
                                      ==========     ==========



     Proceeds from sales of investment securities available for sale and the realized gross gains and losses from those sales are as follows (in thousands):

                                       Available-For-Sale
                                    Year Ended December 31,
                             ----------------------------------
                                2000        1999        1998
                             ----------  ----------  ----------
Proceeds from sales          $8,212,660  $5,512,604  $2,103,383
Gross realized gains             14,066       2,566      22,347
Gross realized losses        (  116,874)     (3,453)    (11,184)
                            -----------   ---------   ---------
Net realized gains/(losses) $  (102,808)  $    (887)  $  11,163
                            ===========   =========   =========

     Tax-exempt income included in interest and dividends on investment securities for the years ended December 31, 2000, 1999 and 1998 was $9.6 million, $9.7 million and $8.0 million, respectively. Tax expense/(benefit) related to net realized gains and losses from sales of investment securities for the years ended December 31, 2000, 1999 and 1998 were $(36.0) million, $(0.3) million and $3.9 million, respectively. Investment securities with an estimated fair value of $2.3 billion and $2.7 billion were pledged as collateral for borrowings, interest rate agreements and public deposits at December 31, 2000 and 1999, respectively.

Note 5 - Loans

     A summary of loans included in the consolidated balance sheets (in thousands):
                                             At December 31,
                                       -------------------------
                                            2000         1999
                                       ------------  -----------

Residential real estate loans           $ 7,927,442  $ 5,685,220
Residential construction loans..             51,415       59,264
                                        -----------  -----------

  Total Residential Loans                 7,978,857    5,744,484
                                        -----------  -----------

Commercial real estate loans              2,793,616    1,516,953
Commercial loans                          4,397,009    1,690,744
Automotive floor plan loans                 513,641      730,623
Multi-family loans                          127,141      137,019
                                        -----------  -----------

  Total Commercial Loans                  7,831,407    4,075,339
                                        -----------  -----------

Home equity loans                         3,256,598    1,957,945
Auto loans                                2,309,025    1,936,980
Loans to automotive lessors                 317,281      288,636
Student loans.                               26,283      249,279
Other                                       184,882       33,770
                                        -----------  -----------
Total Consumer Loans                      6,094,069    4,466,610

Total Loans(1)(2)                       $21,904,333  $14,286,433
                                        ===========  ===========
Total Loans with:
Fixed rate                              $14,157,623  $ 8,767,844
Variable rate                             7,746,710    5,518,589
                                       -----------  -----------

Total Loans(1)                          $21,904,333  $14,286,433
                                        ===========  ===========

(1) Loan totals are net of deferred loan fees of $33 million for 2000 and $24 million for 1999.

(2) Loan totals are net of unamortized premium/(discount) of ($65) million and ($3) million for 2000 and 1999.

     Maturities of residential real estate loans are presented as follows (in thousands):

                                 At December 31, 2000
                                 --------------------
Maturing:
  In one year or less                  $  142,517
  One to five years                       513,599
  After five years                      7,322,741
                                       ----------
     Total                             $7,978,857
                                       ==========

     Loans to related parties include loans made to certain officers, directors and their affiliated interests. At
December 31, 2000 and 1999, loans to related parties totaled
$14.6 million and $9.2 million, respectively.

     The activity in the allowance for loan losses is as follows
(in thousands):

                                       Year Ended December 31,
                                    ----------------------------
                                      2000      1999      1998
                                    --------  --------  --------
Balance, beginning of period        $132,986  $133,802  $116,823
Allowance established/
  acquired in acquisitions           134,706     4,799    22,660
Provision for loan losses             56,500    30,000    27,961
Charge-offs                           92,892    55,023    46,330
Recoveries                            25,056    19,408    12,688
                                    --------  --------  --------
Balance, end of period              $256,356  $132,986  $133,802
                                    ========  ========  ========

     Impaired loans are summarized as follows (in thousands):
     At December 31,
     2000     1999

Impaired loans
  without a related allowance        $     --    $      --
Impaired loans
  with a related allowance            232,817      108,215
                                     --------    ---------

Total impaired loans                 $232,817     $108,215
                                     ========     ========

Allowance for impaired loans         $ 56,311     $ 23,033
                                     ========     ========

     If the Bank's non-accruing and restructured loans had been current in accordance with their original terms and had been outstanding throughout the period, gross interest income for the years ended December 31, 2000, 1999 and 1998 would have increased by approximately $7.0 million, $5.0 million and $9.8 million, respectively. Interest income recorded on these loans for the years ended December 31, 2000, 1999 and 1998 was $3.8 million, $2.1 million and $3.3 million, respectively.

Note 6 - Mortgage Banking Activity

     At December 31, 2000, 1999, and 1998, the Bank serviced loans for the benefit of others totaling $4.2 billion, $5.7 billion, and $6.7 billion, respectively. The following table presents the activity of the Bank's mortgage servicing rights for the years indicated. This activity does not reflect the reduction from the activity in the Bank's valuation allowance for mortgage servicing rights presented in the table below (in thousands):

                                        2000     1999     1998
                                      -------  -------  -------
Balance, beginning of year            $77,349  $75,627  $68,063
Servicing assets sold .               (34,842)      --       --
Net servicing assets recognized         7,971   14,605   19,439
Amortization and other                 (8,937) (12,883) (11,875)
                                     --------  -------  -------
Balance, end of year                 $ 41,541  $77,349  $75,627
                                     ========  =======  =======

     For valuation purposes, at December 31, 2000, a weighted average discount rate of 9.6% was assumed and assumed prepayment speeds were consistent with published secondary market rates for the Bank's market area. The Bank also takes into consideration any inherent risks, as well as other relevant factors associated with each portfolio. Prices are obtained in the secondary market and are based upon current market prices of similarly traded loans and/or comparable secondary market instruments.

     Activity in the valuation allowance for mortgage servicing rights for the years indicated consisted of the following (in thousands):
                                     Year Ended December 31,
                                     -----------------------
                                      2000    1999     1998
                                    ------  -------  -------
Balance, beginning of year          $4,858  $13,295  $ 3,295
Change in valuation allowance
  for mortgage servicing rights     (2,675)  (8,437)  10,000
                                    ------  -------  -------
Balance, end of year                $2,183  $ 4,858  $13,295
                                    ======  =======  =======

Note 7 - Premises And Equipment

     A summary of premises and equipment, less accumulated depreciation and amortization, follows (in thousands):

                                              At December 31,
                                          ---------------------
                                             2000        1999
                                          ---------    --------
Land                                      $  13,200    $ 15,790
Office buildings                            108,890      84,130
Furniture, fixtures, and equipment          214,106     116,163
Leasehold improvements                       57,723      22,154
Automobiles                                     605         883
                                           --------    --------
                                            394,524     239,120

Less accumulated depreciation              (104,390)   (119,919)
                                           --------    --------
Total premises and equipment               $290,134    $119,201
                                           ========    ========

     Included in occupancy and equipment expense for 2000, 1999 and 1998 was depreciation expense of $36.6 million, $15.1 million, and $11.8 million respectively. The Bank also recorded rental expense of $52.0 million, $16.5 million and $10.6 million, net of $5.2 million $1.2 million, and $1.1 million of sublease income in 2000, 1999 and 1998, respectively.

     On June 30, 2000, the Bank was party to a structured real estate transaction pursuant to which 127 commercial properties, including 104 commercial properties that were owned by FleetBoston and 23 commercial properties of the Bank's existing franchise, were sold to the Sovereign Bank Lease Pass-Through Trust, a non-affiliated third party. The Bank simultaneously entered into 127 separate operating leases, each of which had an initial lease term of approximately 20 years. The Bank recorded a gain on the sale of $11.9 million, which was deferred and will be amortized over the lease term of the 23 properties sold and subsequently leased back.

Note 8 - Accrued Interest Receivable

     Accrued interest receivable is summarized as follows (in
thousands):
                                     At December 31,
                                 ---------------------
                                    2000        1999
                                 --------     --------
Accrued interest receivable on:
  Investment securities          $ 54,215     $ 56,816
  Loans                           174,700      105,968
                                 --------     --------
  Total interest receivable      $228,915     $162,784
                                 ========     ========

Note 9 - Deposits

     Deposits are summarized as follows (in thousands):

                                                     At December 31,
                               ------------------------------------------------------
                                             2000                        1999
                               --------------------------   -------------------------
                                   Balance  Percent   Rate     Balance  Percent   Rate
                               -----------  -------  -----  ----------  -------  -----
Demand deposit accounts        $ 3,475,994    14%      --%  $ 1,089,472     9%     --%
NOW accounts                     4,247,194    17     2.67     1,871,288    16    2.44
Savings accounts                 2,952,960    12     2.38     2,142,708    18    2.69
Money market accounts            4,553,020    19     4.44     1,345,325    11    4.17
Retail certificates of deposit   8,371,936    34     5.91     4,708,057    39    5.00
Jumbo certificates of deposit      897,813     4     6.55       855,825     7    5.56
                               -----------   ----    -----  ----------    ----   -----
Total deposits                 $24,498,917   100%    3.83%  $12,012,675   100%   3.68%
                               ===========   ====    =====  ===========   ====   =====

     Deposits of related parties include deposits made by certain officers, directors and their affiliated interests. At
December 31, 2000 and 1999, deposits of related parties totaled
$1.2 million and $2.4 million, respectively.

     Interest expense on deposits is summarized as follows (in
thousands):
                                            At December 31,
                                    ----------------------------
                                       2000      1999      1998
                                    --------  --------  --------
Demand deposit and NOW accounts       81,842  $ 34,622  $ 19,920
Savings accounts                      67,880    58,333    62,694
Money market accounts                132,131    50,246    45,055
Certificates of deposit              453,234   297,625   316,164
                                    --------  --------  --------
Total interest expense on deposits  $735,087  $440,826  $443,833
                                    ========  ========  ========

     The following table sets forth the maturity of the Bank's certificates of deposit of $100,000 or more as scheduled to mature contractually at December 31, 2000 (in thousands):

                                         At December 31,
                                          ---------------
                                               2000
                                             ----------
     Three months or less                    $  539,437
     Over three through six months              499,845
     Over six through twelve months             360,013
     Over twelve months                         169,361
                                             ----------
     Total                                   $1,568,656
                                             ==========

     The following table sets forth the maturity of the Bank's certificates of deposit as scheduled to mature contractually at December 31, 2000 (in thousands):

                              At December 31,
                              ---------------
                                    2000
                                 ----------
     2001                        $7,491,297
     2002                         1,172,202
     2003                           144,637
     2004                            76,856
     2005                            76,256
     Thereafter                     308,501
                                 ----------
     Total                       $9,269,749
                                 ==========

Note 10 - Borrowings

     Borrowings. Short-term borrowings included in the consolidated balance sheets are as follows (in thousands):

<table
                                                               At December 31,
                                              ----------------------------------------------
                                                        2000                   1999
                                              ----------------------  ----------------------
                                                Balance    W.A. Rate    Balance    W.A. Rate
                                              ----------   ---------  ----------   ---------
Federal funds purchased                       $  130,000     5.23%    $       --       --
Securities sold under repurchase agreements      230,900     6.58%       102,944    5.85%
Federal Home Loan Bank advances                  970,000     6.62%     6,054,995    5.67%
                                              ----------              ----------
Total borrowings                              $1,330,900     6.48%    $6,157,939    5.67%
                                              ==========              ==========

     Included in borrowings are sales of securities under repurchase agreements. Securities underlying sales of securities under repurchase agreements consisted of investment securities which had an amortized cost of $243 million and $141 million and a market value of $239 million and $139 million at December 31, 2000 and 1999, respectively.

     Short-term FHLB advances are collateralized by qualifying mortgage-related assets as defined by the FHLB. Short-term FHLB advances had weighted average interest rates of 6.62% and 5.67% at December 31, 2000 and 1999, respectively.

     Qualifying repurchase agreements are treated as financings and the obligations to repurchase securities sold are reflected as a liability in the balance sheet. The dollar amount of securities underlying the agreements remains in the asset accounts, although the securities underlying the agreements are delivered to the brokers who arranged the transactions. In certain instances, the broker may have sold, loaned, or disposed of the securities to other parties in the normal course of their operations, and have agreed to resell to the Bank substantially similar securities at the maturity of the agreements. The broker/dealers who participate with the Bank in these agreements are primarily broker/dealers reporting to the Federal Reserve Bank of New York.

     Through the use of interest rate swaps, $400 million of FHLB advances at December 31, 2000, have been effectively converted from variable rate obligations to fixed rate obligations. An additional $500 million of borrowings have been protected from upward repricing through the use of interest rate caps.

Note 11 - Long-Term Debt

     Long-term debt (borrowings with original maturities of more than one year) at December 31 consisted of the following:

                                              At December 31,
                                          ----------------------
                                             2000        1999
                                          ----------  ----------
                                               (in thousands)
Securities sold

  under repurchase agreements             $       --  $  188,580
FHLB advances,
  maturing January 2001 to April 2012      3,545,776   4,429,907
Other                                          3,707       6,016
                                          ----------  ----------
                                          $3,549,483  $4,624,503
                                          ==========  ==========

     Long-term debt includes sales of securities under repurchase agreements with weighted average interest rates of 5.84% at December 31, 1999. Securities underlying these repurchase agreements consist of investment securities which had a book value of $195 million, and a market value of $192 million at December 31, 1999.

     Long-term FHLB advances are collateralized by qualifying mortgage-related assets as defined by the FHLB. Long-term FHLB advances had weighted average interest rates of 5.47% and 5.09% at December 31, 2000 and 1999, respectively.

     The following table sets forth the maturity of the Bank's long-term debt as scheduled to mature contractually at December 31, 2000:

                                     At December 31, 2000
                                     --------------------
                                        (in thousands)

                    2001                 $  342,749
                    2002                    350,000
                    2003                    100,793
                    2004                    100,700
                    2005                     12,750
                    Thereafter            2,642,491
                                         ----------
                    Total                $3,549,483
                                         ==========

Note 12 - Minority Interest

     On August 21, 2000, the Bank received approximately
$140 million as a result of the issuance and sale of $161.8 million of 12% Series A Noncumulative Preferred Interests in Sovereign Real Estate Investment Trust ("SREIT"), a subsidiary of the Bank which holds primarily residential real estate loans. The preferred stock was issued at a discount, which is being amortized over the life of the preferred shares. The preferred shares may be redeemed at any time on or after May 16, 2020, at the option of SREIT subject to the approval of the OTS. Under certain circumstances, the preferred interests of SREIT are automatically exchangeable into preferred stock of the Bank (the "Bank Preferred Stock"). The proceeds of this offering were principally used to repay corporate debt.

Note 13 - Regulatory Matters

     The Financial Institutions Reform, Recovery and Enforcement Act ("FIRREA") requires institutions regulated by the OTS to have a minimum leverage capital ratio equal to 3% of tangible assets, and 4% of risk-adjusted assets, and a risk-based capital ratio equal to 8% as defined. The Federal Deposit Insurance Corporation Improvement Act ("FDICIA") requires OTS regulated institutions to have a minimum tangible capital equal to 2% of total tangible assets. Management believes, as of December 31, 2000 and 1999, that the Bank met all capital adequacy requirements to which it is subject in order to be well-capitalized.

     FDICIA established five capital tiers: well-capitalized, adequately-capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. A depository institution's capital tier depends upon its capital levels in relation to various relevant capital measures, which include leverage and risk-based capital measures and certain other factors. Depository institutions that are not classified as well-capitalized or adequately-capitalized are subject to various restrictions regarding capital distributions, payment of management fees, acceptance of brokered deposits and other operating activities.

     The OTS order, as amended, issued as a condition to the approval of the SBNE Acquisition (the "OTS Order"), requires the Bank to be "well-capitalized", and also to meet certain additional capital ratio requirements and other conditions. Various agreements with SBI's lenders also require the Bank to be "well-capitalized" at all times and in compliance with all regulatory requirements. To be "well-capitalized", a thrift institution must maintain a Tier 1 Leverage ratio of at least 5%, a Tier 1 risk-based capital ratio of 6% and total risk-based capital of 10%.

     Although OTS capital regulations do not apply to savings and loan holding companies, the OTS Order requires SBI to maintain certain Tier 1 capital levels. At December 31, 2000,
SBI had met all quantitative thresholds necessary to be classified as "well-capitalized" under the OTS Order.

     Federal banking laws, regulations and policies also limit the Bank's ability to pay dividends and make other distributions to SBI. The Bank must obtain prior OTS approval to declare a dividend or make any other capital distribution if, after such dividend or distribution, the Bank's total distributions to SBI within that calendar year would exceed 100% of its net income during the year plus retained net income for the prior two years, the Bank would not meet capital levels imposed by the OTS in connection with any order, including the OTS Order, as amended, or if the Bank is not adequately capitalized at the time. In addition, OTS prior approval would be required if the Bank's examination or CRA ratings fall below certain levels or the Bank is notified by the OTS that it is a problem association or an association in troubled condition.

     The following schedule summarizes the actual capital balances of the Bank at December 31, 2000 (in thousands):

                                                               Tier 1             Total
                                                             Risk-Based         Risk-Based
                                          Leverage Capital  Capital to Risk-    Capital To
                       Tangible Capital     To Tangible        Adjusted       Risk-Adjusted
Regulatory Capital    To Tangible Assets       Assets           Assets            Assets
------------------    ------------------  ----------------  ----------------  --------------

Regulatory capital       $2,227,236         $2,240,954        $2,121,722        $2,373,003
Minimum
  capital requirement     1,701,179          1,701,179         1,365,652         2,330,713
                         ----------         ----------        ----------        ----------
Excess                   $  526,057         $  539,775        $  756,070        $   42,290
                         ==========         ==========        ==========        ==========

Capital ratio                 6.97%              7.01%             9.32%            10.43%

Note 14 - Related Party Transactions and Employee Benefit Plans

     The Bank provides substantially all of the services, including accounts payable, payroll processing, accounting and other administrative functions on behalf of SBI. SBI provides limited administrative services on behalf of the Bank and sponsors various employee benefit plans in which Bank employees participate. Expenses and funds are routinely transferred between each entity based upon the value of services rendered or received, or due to expenses paid on behalf of one party by the other. In 2001, the Bank and SBI entered into formal service agreements. At December 31, 2000 and 1999, the Bank had a net intercompany receivable from SBI of $45 million and $6 million, respectively. Federal regulations require that qualifying assets collateralize the Bank receivable from SBI.

     The Bank and its subsidiaries file a consolidated federal income tax return with SBI and are part of a consolidated tax sharing agreement. However, the Bank has calculated its tax provision as if it were on a stand-alone basis.

     Bank employees participated in several non-contributory defined benefit pension plans which were sponsored by SBI and provided retirement and post-employment medical benefits. Costs (benefits) of ($0.5) million, ($1.2) million, $1.5 million were allocated to the Bank for 2000, 1999 and 1998, respectively. Allocations were based on the Bank's pro-rata portion of expenses, which represent substantially all costs related to the plans. Benefits were frozen effective March 31, 1999 and the Bank was allocated the curtailment gain of $1.6 million in 1999 and a settlement gain of $1.3 million (net of excise tax expense of $1.2 million) in 2000.

     SBI also maintains a 401(k) retirement plan and an Employee Stock Ownership Plan ("Sovereign ESOP"), and substantially all employees of the Bank are eligible to participate in these plans following completion of one year of service and attaining age
21. SBI matches a portion of employee contributions to the 401(k) plan in its stock and costs of both plans are allocated to the Bank. The Bank recognized expense for the Sovereign ESOP of $2.5 million, $3.4 million and $4.0 million in 2000, 1999 and 1998, respectively, and $5.2 million, $2.1 million and $1.5 million, for the cost of the 401(k) plan in 2000, 1999, and 1998, respectively.

     SBI maintains several bonus deferral plans for selected management and executive employees of the Bank. These plans allow Bank employees to defer 50% or more of their bonus to purchase SBI common stock. The deferred amount is placed in a grantor trust and invested in SBI common stock. Matching contributions ranging from 25% to 100% are made by SBI into the trust and are also invested in SBI common stock. Earnings on the deferral and matching contributions are also invested in SBI common stock. Expense is recognized ratably over the vesting periods of the plans. Benefits vest ratably over three years under the management plan and after five years under the executive plan. Benefits also vest under the plans in the event of termination by reason of death, disability, retirement, involuntary termination or the occurrence of a change of control as defined by the plans. Voluntary termination or termination for cause (as defined) generally result in forfeiture of the unvested balance including employee deferrals. The Bank recognized as expense $1.9 million, $1.0 million, and $0.3 million for these plans in 2000, 1999 and 1998, respectively.



Note 15 - Income Taxes

    The provision (benefit) for income taxes in the consolidated statement of operations is comprised of the following components
(in thousands):

                                     2000      1999      1998
                                   --------  --------  --------
Current:
 Federal                            $43,154 $  93,980  $100,773
 State                                5,348       806     1,121
                                    ------- ---------  --------
                                     48,502    94,786   101,894
Deferred                            (58,245)   18,885   (22,227)
                                   --------  --------  --------
Total income tax expense (benefit) $( 9,743) $113,671  $ 79,667
                                   ========  ========  ========

     The following is a reconciliation of the actual tax provisions with taxes computed at the federal statutory rate of 35% for each of the years indicated:

                                         Year Ended December 31,
                                         -----------------------
                                          2000     1999    1998
                                         ------    -----   -----
Statutory federal tax rate                 35.0%   35.0%   35.0%
Increase/(decrease) in taxes
 resulting from:
   Tax-exempt income                       (6.5)   (2.2)   (2.9)
   Bank owned life insurance              (19.2)   (2.4)   (1.9)
   State income taxes, net
    of federal tax benefit                   --     0.2     0.3
   Recordation of valuation
    allowance                               8.8      --      --
   Amortization of intangible assets
    and other purchase
    accounting adjustments                  5.2     0.7     0.8
   Non-deductible,
    merger-related costs                    0.0     0.0     1.0
   Sale of minority interest              (38.6)    0.0     0.0
   Other                                   (0.7)    2.6     3.0
                                           ----    ----    ----
Effective federal tax rate                (16.0)%  33.9%   35.3%
                                           =====   ====    ====

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below (in thousands):

                                                    Year Ended December 31,
                                                 ---------------------------
                                                    2000      1999     1998
                                                 --------  --------  -------
Deferred tax assets:
  Allowance for possible loan losses               $42,031  $ 43,766  $37,849
  Purchased mortgage servicing rights                   --     3,532    4,356
  Employee benefits                                     --     1,344      888
  Merger-related liabilities                        14,384     6,339    2,313
  Purchase accounting adjustments                    6,982     8,765      370
  Unrealized loss on
   available-for-sale portfolio                     20,439   109,034       --
  Net operating loss carry forwards, net of
   valuation allowance of $5,340 in 2000             4,542     8,630    1,393
  Non-solicitation covenant                         33,383        --       --
  Other                                             33,217     5,472      847
                                                  --------  --------  -------
    Total gross deferred tax assets               $154,978  $186,882  $48,016
                                                  --------  --------  -------

Deferred tax liabilities:
  Purchase accounting adjustments                   $7,077    $8,177   $5,402
  Deferred Income                                   16,433    10,505    7,144
  Tax bad debt reserve recapture                     3,412     4,393    2,406
  Originated mortgage servicing rights               6,449     8,269    3,843
  Option premiums                                       --     2,716    2,716
  Unrealized gain on available-for-sale portfolio       --        --   11,232
  Other                                             18,411    11,145    4,162
                                                  --------  --------  -------

    Total gross deferred tax liabilities          $ 51,782  $ 45,205  $36,905
                                                  --------  --------  -------
Net deferred tax asset                            $103,196  $141,677  $11,111
                                                  ========  ========  =======

     During 2000, the Bank established a $5 million valuation allowance related to previously recognized state tax net operating losses. The valuation allowance was necessary due to structural changes at the Bank resulting from the SBNE Acquisition. For the remainder of the Bank's deferred tax assets, no valuation allowance is necessary due to the Bank's conclusion that it is "more likely than not" that the deferred tax assets will be realized, based on a history of growth in earnings, the prospects for continued growth including an analysis of potential uncertainties that may affect future operating results and potential tax planning strategies that could be employed in the future. The Bank will continue to review the criteria related to the recognition of deferred tax assets on a quarterly basis.

Note 16 - Commitments And Contingencies

Financial Instruments

     The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to manage its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit, standby letters of credit, loans sold with recourse, forward contracts and interest rate swaps, caps and floors. These financial instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheet. The contract or notional amounts of these financial instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

     The Bank's exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit, standby letters of credit and loans sold with recourse is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. For interest rate swaps, caps and floors and forward contracts, the contract or notional amounts do not represent exposure to credit loss. The Bank controls the credit risk of its interest rate swaps, caps and floors and forward contracts through credit approvals, limits and monitoring procedures. Unless noted otherwise, the Bank does not require and is not required to pledge collateral or other security to support financial instruments with credit risk.



     The following schedule summarizes the Bank's off-balance sheet financial instruments (in thousands):

Contract Or Notional Amount
                                               At December 31,
                                          ----------------------
                                             2000        1999
                                          ----------  ----------
Financial instruments whose
  contract amounts represent credit risk:
    Commitments to extend credit          $5,812,328  $2,189,743
    Standby letters of credit                564,226      76,775
    Loans sold with recourse                  20,647      25,214
Financial instruments whose
  national or contract amounts exceed the
  amount of credit risk:
    Forward contracts                        115,914      75,639
    Interest rate swaps                    1,258,294     452,300
    Interest rate caps                       500,000   1,200,000

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained upon extension of credit is based on management's credit evaluation of the counterparty. Collateral held usually consists of real estate but may include securities, accounts receivable, inventory and property, plant and equipment.

     Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The guarantees are primarily issued to support public and private borrowing arrangements. Most guarantees expire by June 2003. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds various collateral to support the commitments.

     Loans sold with recourse primarily represent single-family residential loans. These are seasoned loans with decreasing balances and historical loss experience has been minimal.

     The forward contracts used by the Bank in its mortgage banking activities are contracts for delayed delivery of securities in which the Bank agrees to make delivery of a specified instrument, at a specified future date, at a specified price or yield. Risks arise from the possible inability of counter parties to meet the terms of their contracts and from movements in securities' values and interest rates.

     Interest rate swaps, caps and floors enable the Bank to transfer, modify or reduce its interest rate risk and are used as part of asset and liability management. The Bank may become a principal in the exchange of interest payments with another party and therefore, is exposed to loss should one of the counter parties default. The Bank minimizes this risk by performing credit reviews on counter parties.

     National principal amounts often are used to express the volume of these transactions, but the amounts potentially subject to credit risk are significantly smaller.

Litigation

     At December 31, 2000, the Bank was party to a number of lawsuits, which arise during the normal course of business. While any litigation has an element of uncertainty, management, after reviewing these actions with legal counsel, is of the opinion that the liability, if any, resulting from these actions will not have a material effect on the financial condition or results of operations of the Bank.



Leases

     The Bank is committed under various non-cancelable operating leases relating to branch facilities having initial or remaining terms in excess of one year. Future minimum annual rentals under non-cancelable leases, net of sublease income at December 31, 2000, are summarized as follows (in thousands):

                            At December 31, 2000
           ---------------------------------------------------
                               Future Minimum
                              --------------
            Lease Payments     Sublease Income     Net Payments
            --------------     ---------------     ------------

2001           $ 85,422          $ (7,481)           $ 77,941
2002             82,093            (6,820)             75,273
2003             78,299            (3,323)             74,976
2004             73,167            (1,815)             71,352
2005            148,217            (1,045)            147,172
Thereafter      228,745            (2,194)            226,551
               --------          --------            --------
  Total        $695,943          $(22,678)           $673,265
               ========          ========            ========

Note 17 - Fair Value Of Financial Instruments

     The following table presents disclosures about the fair value of financial instruments as defined by SFAS No. 107, "Fair Value of Financial Instruments." These fair values are presented based upon subjective estimates of relevant market conditions at a specific point in time and information about each financial instrument. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. These techniques involve uncertainties resulting in variability in estimates affected by changes in assumptions and risks of the financial instruments at a certain point in time. Therefore, the derived fair value estimates presented below cannot be substantiated by comparison to independent markets. In addition, the fair values do not reflect any premium or discount that could result from offering for sale at one time an entity's entire holdings of a particular financial instrument nor does it reflect potential taxes and the expenses that would be incurred in an actual sale or settlement. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Bank (in thousands):



                                              At December 31,
                               ---------------------------------------------
                                       2000                    1999
                               ---------------------   ---------------------
                                Carrying                Carrying
                                  Value    Fair Value     Value    Fair Value
                               --------   ----------   --------   ----------
<s>                             <c>        <c>         <c>         <c>-------
Financial Assets:
  Cash and amounts due from
    depository institutions     $ 945,196  $  945,196  $  372,453  $  372,453
  Interest-earning deposits        14,439      14,439      14,530      14,530
  Loans held for sale              59,993      60,148      61,925      62,439
  Investment securities

    available-for-sale          5,273,224   5,273,224   7,991,078   7,991,078
    held-to-maturity            1,960,936   1,953,872   1,030,552   1,025,982
  Loans, net                  $21,647,977  21,596,380  14,153,447  13,995,482
  Mortgage servicing rights        41,541      44,618      72,491      76,606
Financial Liabilities:
  Deposits                     24,498,917  22,428,033  12,012,675  11,979,123
  Borrowings(1)                 4,880,383   4,828,881  10,782,442  12,149,668
Unrecognized Financial
   Instruments:(2)
  Commitments to extend credit     44,432      44,306      16,003      16,086
  Loans sold with recourse         20,647          --         126          50
  Interest rate swaps,
   caps and floors                    957       5,167       4,463       1,198
  Exchange traded futures          38,849      38,849          --          --

(1) Borrowings are shown without unamortized cap premiums, as cap premiums are reflected separately below in "Interest rate swaps, caps and floors."

(2) The amounts shown under "carrying value" represent accruals or deferred income arising from those unrecognized financial instruments.

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments:
Cash and amounts due from depository institutions and interest-earning deposits. For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

     Loans held for sale. Fair values are estimated using quoted rates based upon secondary market sources for securities backed by similar loans. Fair value estimates include consideration of all open positions (including forward contracts), outstanding commitments and related fees paid.

     Investment securities available-for-sale. The fair value of investment securities available-for-sale are based on quoted market prices as of the balance sheet date. In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," changes in fair value are reflected in the carrying value of the asset and are shown as a separate component of stockholder's equity.

     Investment securities held-to-maturity. The carrying amounts for short-term investment securities held-to-maturity approximate fair value because of the short maturity of these instruments and they do not present unanticipated credit concerns. The fair value of long-term investment securities held-to-maturity is estimated based upon bid quotations received from securities dealers and an independent pricing servicing bureau.

     Loans. Fair value is estimated by discounting cash flows using estimated market discount rates at which similar loans would be made to borrowers and reflect similar credit ratings and interest rate risk for the same remaining maturities.

     Mortgage servicing rights. The fair value of mortgage servicing rights are estimated using quoted rates based upon secondary market sources. The estimated fair value approximates the amount for which the servicing could currently be sold.

     Deposits. The fair value of deposits with no stated maturity, such as non-interest bearing demand deposits, NOW accounts, savings accounts and certain money market accounts, is equal to the amount payable on demand as of the balance sheet date. The fair value of fixed-maturity certificates of deposit is estimated by discounting cash flows using currently offered rates for deposits of similar remaining maturities.

     Borrowings. Fair value is estimated by discounting cash flows using rates currently available to the Bank for other borrowings with similar terms and remaining maturities.

     Commitments to extend credit. The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counter parties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates.

     Loans sold with recourse. The fair value of loans sold with recourse is estimated based upon the cost to terminate the Bank's obligations under the recourse provisions.

     Interest rate swaps, caps and floors. The fair value of interest rate swaps, caps and floors which represent the estimated amount the Bank would receive or pay to terminate the contracts or agreements, taking into account current interest rates and when appropriate, the current creditworthiness of the counter parties are obtained from dealer quotes.

Note 18 - Financial Derivatives

     The Bank uses a variety of off-balance-sheet financial derivatives as part of its overall interest rate risk management process and to manage risk associated with mortgage banking activities. Interest rate swaps are generally used to convert fixed rate assets and liabilities to variable rate assets and liabilities and vice versa. Interest rate caps are generally used to limit the exposure from repricing of liabilities. Interest rate floors are generally used to limit the exposure from repricing of assets. In certain cases, interest rate caps and floors are simultaneously bought and sold to create a range of protection against changing interest rates while limiting the cost of that protection. Forward contracts are used to manage risk positions associated with mortgage origination. Substantially all forward contracts mature within 90 days of origination. Forward contracts are traded in over-the-counter markets and do not have standardized terms. Counterparties to the Bank's forward contracts are primarily U.S. government agencies and brokers and dealers in mortgage-backed securities.

     The Bank's Capital Markets Group provides risk management services for its customers. The Bank purchases and sells certain derivatives including interest rate swaps, caps and floors. Customer related derivative financial instrument transactions are generally marked to market and any gains or losses are recorded in the income statement. The Bank also holds derivatives in connection with its securities trading activities and, at times, takes minimal positions in the expectation of profiting from favorable movements in interest rates. The following table presents information regarding financial derivatives at the dates indicated (in thousands):



                                                 At December 31, 2000                           At December 31,1999
                                     ---------------------------------------------   -------------------------------------------
                                                 Positive   Negative      Net                 Positive   Negative      Net
                                      National      Fair       Fair       Asset     National     Fair       Fair       Asset
                                       Amount      Value       Value   (Liability)   Amount      Value      Value   (Liability)
                                      --------   --------   --------   -----------  --------   --------   --------  ----------
Interest Rate Risk Management:
Interest rate swaps:
Pay variable-receive fixed (1)       $  858,294   $ 16,395   $   (975)  $ 15,420  $  252,300   $    637     $(7,483)   $(6,846)
  Pay fixed-receive variable (2)        400,000         --    (10,087)   (10,087)    200,000      8,853         --      8,853
Interest rate caps/floors/collars (3)   500,000         --       (166)      (166)  1,200,000         --       (809)      (809)
Mortgage banking risk management
  Forward commitments:
  To buy loans                           34,000        115        (27)        88          --         --         --         --
  To sell loans                         149,914         77     (1,333)    (1,256)     75,639        116       (178)       (62)
                                     ----------   --------   --------   --------  ----------   --------     ------     ------
Total interest rate risk management   1,942,208     16,587    (12,588)     3,999   1,727,939      9,606     (8,470)     1,136
                                     ----------   --------   --------   --------  ----------   --------     ------     ------
Customer Related:
Interest rate swaps:
  Pay variable-receive fixed            502,532        496    (11,320)   (10,824)         --         --         --         --
  Pay fixed-receive variable            512,390     13,008       (404)    12,604          --         --         --         --
Interest rate caps/floors/collars       105,701        105       (105)        --          --         --         --         --
Exchange traded futures (4)              38,849         --         --         --          --         --         --         --
                                     ----------   --------   --------   --------  ----------   --------     ------     ------

Total customer related                1,159,472     13,609    (11,829)     1,780          --         --         --         --
                                     ----------   --------   --------   --------  ----------   --------     ------     ------
Total derivatives                    $3,101,680   $ 30,196   $(24,417)  $  5,779  $1,727,939   $  9,606    $(8,470)    $1,136
                                     ==========   ========   ========   ========  ==========   ========    =======     ======

(1) The weighted average pay rate was 6.48% and 7.24% and the weighted average receive rate was 7.31% and 7.00% at December 31, 2000 and 1999.

(2) The weighted average pay rate was 7.12% and 5.41% and the weighted average receive rate was 6.49% and 6.13% at December 31, 2000, and 1999, respectively.

(3) The weighted average strike price range was 6.00% - 6.55% at December 31, 2000, and 5.25% - 9.00% at December 31,
     1999.

(4)  Represents futures to sell metal forward which are related to Sovereign's precious metals business.
_______________

     Net interest income resulting from interest rate exchange agreements included $6.4 million of income and $.1 million of expense for 2000, $.5 million of income and $8.9 million of expense for 1999 and $6.8 million of income and $4.5 million of expense for 1998. At December 31, 2000, $9.4 million of net gains resulting from terminations of interest rate contracts were reflected in other liabilities on the statement of financial condition.

Note 19 - Asset Securitizations

     During 2000, the Bank sold home equity loans and automotive floor plan loans in securitization transactions. In all those securitizations, the Bank retained servicing responsibilities. The Bank retained a subordinated interest in the automotive floor plan loans. In addition, during 2000 the Bank acquired the servicing responsibilities, and retained interest only strips, related to home equity and recreational vehicle loans which were previously securitized, as part of the SBNE Acquisition. The Bank receives annual servicing fees approximating .50 percent for home equity loans, and for boat and recreational vehicle loans, and 1.00 percent (for automotive floor plan loans) of the outstanding balance and rights to future cash flows arising after the investors in the securitization trust have received the return for which they contracted. The investors and securitization trusts have no recourse to the Bank's other assets for failure of debtors to pay when due. The Bank's retained interests are subordinate to investors interests. Their value is subject to credit, prepayment, and interest rate risks on the transferred financial assets.

     In 2000, the Bank recognized a pretax gain of $2.5 million on the securitization of home equity loans and a pretax loss of $(2.3) million on the securitization of automotive floor plan loans.



     The components of securitized financial assets and the related average balances, delinquencies, and net credit losses are as follows:
                                                        For the
                                                      Year Ended
                                  At December 31     December 31
                                       2000              2000
                               --------------------  -----------
                                          Principal      Net
                                  Total    90 Days      Credit
                               Principal   Past Due     Losses
                               ---------  ---------     ------
Loans Securitized:
  Home Equity Loans           $1,167,879  $40,193       $3,492
  Boat Loans                     153,708       13          698
  Recreational Vehicle Loans     315,840      835        2,175
  Automotive Floor Plan Loans    579,000       --           --
                              ----------  -------       ------
Total Securitized              2,216,427  $41,041       $6,365
                              ==========  =======       ======

Loans Held in Portfolios:
  Home Equity Loans             3,256,598
  Boat Loans (1)                    6,521
  Recreational Vehicle Loans           --
  Automotive Floor Plan Loans     317,281
                               ----------

Total Held in Portfolio         3,580,400
                               ----------

Total Loans Managed            $5,796,827
                               ==========

(1)  Boat loans are included in other consumer loans.



     The components of retained interest and key economic assumptions used in measuring the retained interest at the date of securitization resulting from securitizations completed during the year were as follows (in thousands):

                                                                   Automotive
                                     Home            Recreational    Floor
                                    Equity  Boat       Vehicles      Plan
                                    ------  ----     ------------  ----------
Component of Retained Interest:
  Subordinated interest retained    $    --   $   519    $   511    $21,085
  Servicing rights                    9,195     1,066      1,950         --
  Excess servicing                   55,496    17,099     17,844        657
  Cash reserve                           --        --         --      4,947
                                    -------   -------    -------    -------
  Total Retained Interest           $64,691   $18,684    $20,305    $26,689
=                                   =======   =======    =======    =======
Key economic assumptions:
Prepayment speed                        15%        22%       22%         --
%                                         %          %         %          %
Weighted average life (in years)     17.99       15.00      11.75       .17
Expected credit losses                0.75%       0.40%      0.40%    0.25%
Residual cash flows discount rate    12.00%      11.00%     11.00%   10.00%

     The table below summarizes certain cash flows received from and paid to securitization trusts or special purpose entities
(in thousands):

                                          For the Year Ended
                                           December 31, 2000
                                          ------------------
Proceeds from new securitizations                 $948,456
Servicing fees received                              1,577
Other cash flows received on retained interests     22,581
Purchases of delinquent or foreclosed assets           262
Servicing advances                                   1,916
Repayments of servicing advances                       856



     At December 31, 2000, key economic assumptions and the sensitivity of the current fair value of residual cash flows to immediate 10 percent and 20 percent adverse changes in those assumptions are as follows (in thousands):

                                                     Home               Recreational  Automotive
                                                     Equity      Boat      Vehicle    Floor Plan
                                                    -------    -------  ------------  ----------
Carrying amount/fair value of retained interests    $64,691    $18,684     $20,305      $26,689
Weighted-average life (in years)                      17.99      15.00       11.75          .17
Prepayment speed assumption (annual rate)              27.0%       2.0%        1.8%          --
  Impact on fair value of 10% adverse change        $(1,900)   $  (200)    $  (200)     $   (26)
  Impact on fair value of 20% adverse change        $(4,700)   $  (300)    $  (300)     $   (47)
Expected credit losses (annual rate)                   0.75%      0.26%       0.45%        0.25%
  Impact on fair value of 10% adverse change        $(2,100)   $  (100)    $  (100)     $   (18)
  Impact on fair value of 20% adverse change        $(3,500)   $  (100)    $  (100)     $   (36)
Residual cash flows discount rate (annual)             12.0%      11.0%       11.0%        10.0%
  Impact on fair value of 10% adverse change        $(3,000)   $  (500)    $  (400)     $  (220)
  Impact on fair value of 20% adverse change        $(5,700)   $  (900)    $(1,500)     $  (428)

     These sensitivities are hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a 10 percent variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.

     Expected static pool credit losses as a % of the original pool balance are as follows:

Actual and Projected Credit Losses as of December 31, 2000:  2000   1999   1998
-----------------------------------------------------------  ----   ----   ----
Home Equity Loans                                            0.29%  0.75%  0.75%
Boat Loans                                                   0.17%  0.40%  0.40%
Recreational Vehicle Loans                                   0.26%  0.40%  0.40%
Automotive Floor Plan Loans                                     --  0.25%  0.25%



Note 20 - Comprehensive Income

     The following table presents the components of comprehensive income, net of related tax, based on the provisions of SFAS No. 130 for the years indicated:

                                                 Year Ended December 31,
                                             ------------------------------
                                                2000      1999      1998
                                             -------   ----------  --------
                                                    (in thousands)
Net income                                   $ 70,443  $ 221,686   $145,910
Unrealized (losses) gains on
  securities arising during the year           90,534   (224,919)    20,163
Less reclassification adjustment              (74,972)      (577)     7,474
                                             --------   --------  ---------
Net unrealized (losses) gains
  recognized in other comprehensive income    165,506  (224,342)    12,689
                                             --------  --------   --------
Comprehensive income (loss)                  $235,949  $ (2,656)  $158,599
                                             ========  ========   ========



                         SOVEREIGN BANK
                   CONSOLIDATED BALANCE SHEETS
                (in thousands, except share data)

                                                   September 30, December 31,
                                                        2001         2000
                                                   ------------  -----------
                                                    (unaudited)
Assets
Cash and amounts due from
    depository institutions                         $   732,076  $   945,196
  Interest-earning deposits                              33,271       14,439
  Investment securities available-for-sale            9,324,840    5,273,224
  Investment securities held-to-maturity
    (fair value approximates $961,789 and $1,953,872)   949,651    1,960,936
  Loans (including loans held for sale
    of $196,735 and $61,925)                         20,437,403   21,904,333
  Allowance for loan losses                            (257,109)    (256,356)
  Premises and equipment                                251,823      290,134
  Other real estate owned                                11,894        8,183
  Accrued interest receivable                           213,500      228,915
  Goodwill and other intangible assets                1,376,035    1,455,331
  Bank owned life insurance                             700,027      612,580
  Other assets                                        1,169,087      972,632
                                                    -----------  -----------
    Total Assets                                    $34,942,498  $33,409,547
                                                    ===========  ===========
Liabilities
  Deposits and other customer accounts              $23,356,375  $24,498,917
  Borrowings                                          3,141,215    1,330,900
  Long-term debt:
  Repurchase agreements and FHLB advances             4,272,710    3,549,483
  Advance payments by borrowers for taxes
    and insurance                                        17,161       24,009
  Other liabilities                                     385,840      346,498
                                                    -----------  -----------
    Total Liabilities                                31,173,301   29,749,807
                                                    -----------  -----------
Minority interest-preferred
    securities of subsidiary                            144,188      138,670
Stockholder's Equity
  Preferred stock; 7,500,000 shares authorized;
    none issued and outstanding
  Common stock; $1 par value;
    15,000,000 shares authorized;
    issued 1,000 shares of September 30, 2001,
    and December 31, 2000                                     1            1
  Additional paid in capital                          2,600,016    2,580,016
  Accumulated other comprehensive loss                  (11,089)     (37,977)
  Retained earnings                                   1,036,081      979,030
                                                    -----------  -----------
    Total Stockholder's Equity                        3,625,009    3,521,070
                                                    -----------  -----------
    Total Liabilities and Stockholder's Equity      $34,942,498  $33,409,547
                                                    ===========  ===========

     See accompanying notes to unaudited consolidated financial statements.



         UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
              (in thousands, except per share data)

                                                         Nine-months Ended
                                                            September 30,
                                                          2001         2000
                                                      ----------   ----------
Interest Income
  Interest on interest-earning deposits              $    1,641   $   13,939
Interest and dividends on investments:
    Available for sale                                  382,763      389,622
    Held to maturity                                     53,565       52,960
  Interest on loans                                   1,260,051    1,153,897
                                                     ----------   ----------
      Total interest income                           1,698,020    1,610,418
                                                     ----------   ----------
Interest Expense
  Deposits                                              581,752      499,975
  Borrowings                                            247,867      446,260
                                                     ----------   ----------
      Total interest expense                            829,619      946,235
Net interest income                                     868,401      664,183
  Provision for loan losses                              65,100       28,000
                                                     ----------   ----------
  Net interest income after provision for loan losses   803,301      636,183
                                                     ----------   ----------
Other income
  Consumer banking fees                                 116,531       64,709
  Commercial banking fees                                57,602       23,338
  Mortgage banking revenue                               56,378       17,031
  Capital markets revenue                                 8,226        5,522
  Bank owned life insurance                              29,963       24,414
  Miscellaneous income                                   49,565        5,777
                                                     ----------   ----------
    Total fees and other income                         318,265      140,791
                                                     ----------   ----------
  Gain/(loss) on investment securities and related
    derivatives transactions                             15,389     (108,071)
-                                                    ----------   ----------
      Total non-interest income                         333,654       32,720
General and administrative expenses
  Compensation and benefits                             236,357      195,619
  Occupancy and equipment expenses                      164,080      101,592
  Outside services                                       52,351      125,447
  Technology expense                                     40,947      108,698
  Other administrative expenses                          90,743           --
                                                     ----------   ----------
      Total general and administrative expenses         584,478      531,356
                                                     ----------   ----------
Other operating expenses
  Amortization of intangibles                           101,420       62,775
  Trust Preferred Securities expense                     15,804        1,834
  Other real estate owned (gains)/losses, net               (63)        (127)
  Restructuring                                           8,500           --
  Non-solicitation expense                              243,241       47,854
                                                     ----------   ----------
      Total other operating expenses                    368,902      112,336
                                                     ----------   ----------
Income before income taxes and extraordinary item       183,575       25,211
Income tax provision                                     46,524      (18,082)
                                                     ----------   ----------
Income Before Extraordinary Item                        137,051       43,293
                                                     ----------   ----------
Gain on sale of FHLB advances                                --       10,775
                                                     ----------   ----------
Net Income                                           $  137,051   $   54,068
                                                     ==========   ==========

See accompanying notes to unaudited consolidated financial statements.



    UNAUDITED CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
                          (in thousands)

                                                                   Accumulated
                                         Additional                   Other
                                          paid in     Retained    Comprehensive  Stockholder's
                                 Capital  Capital     Earnings        Income        Equity
                                 ------- ----------   ----------  -------------  -------------
Balance, December 31, 2000       $   1    $2,580,016  $  979,030    $(37,977)     $3,521,070
Comprehensive income:
  Net income                        --            --     137,051                     137,051
Effect of change in accounting
    principle                                                         (9,951)         (9,951)
                                                                                  ----------
  Change in unrecognized gain/(loss)
    net of tax on investment securities
    available-for-sale and derivative
    financial instruments           --            --          --      36,839          36,839
                                                                                  ----------
Total comprehensive income          --            --          --          --         163,939
Capital contributions from SBI      --        20,000                                  20,000
Dividends to SBI                    --            --     (80,000)         --         (80,000)
                                 -----    ----------  ----------    --------      ----------
Balance, September 30, 2001      $   1    $2,600,016  $1,036,081    $(11,089)     $3,625,009
                                 =====    ==========  ==========    ========      ==========

See accompanying notes to unaudited consolidated financial statements.



         UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
                          (in thousands)

                                                    Nine-Month Period Ended
                                                          September 30,
                                                         2001         2000
                                                    ----------   ----------
Cash Flows from Operating Activities:
  Net income                                         $  137,051   $   54,068
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Provision for possible loan losses                 65,100       28,000
      Depreciation and amortization                     113,794       79,578
      Amortization and accretion of investment and
      loan discounts                                     13,840      (42,725)
      (Gain) loss on sale of loans, investment and
        mortgaged-backed securities and real estate
        owned                                           (27,339)     117,344
      (Gain) loss on sale of FHLB advances                   --      (16,000)
      (Gain) loss on sale of fixed assets                (1,032)         (55)
  Net change in:
    Accrued interest receivable                          15,415      (19,080)
    Prepaid expenses and other assets                  (410,792)    (905,729)
    Other liabilities                                    38,927      (78,751)
                                                     ----------   ----------
Net cash (used) by operating activities                 (55,036)    (783,350)
                                                     ----------   ----------
Cash Flows from Investing Activities:
  Proceeds from the sale of investments               4,867,958    7,083,392
  Proceeds from repayments and maturities of
    investment securities                             1,476,319      824,784
  Purchases of investment securities:
    Available-for-sale                               (8,552,316)  (5,019,498)
    Held-to-maturity                                     (1,224)     (76,896)
  Proceeds from sales of loans                        2,972,234      442,479
  Purchase of loans                                  (1,930,918)  (1,216,376)
  Net change in loans other than purchases and sales   (314,849)     447,383
  Proceeds from sales of premises and equipment          24,785       47,919
  Purchases of premises and equipment                   (10,664)    (163,859)
  Proceeds from sales of real estate owned                5,271        2,906
  Net cash used for acquisitions                             --    1,916,345
                                                     ----------   ----------
Net cash provided (used) by investing activities     (1,463,404)   4,288,579
                                                     ----------   ----------
Cash Flows from Financing Activities:
  Net increase in deposits                           (1,142,542)     181,939
  Net increase/(decrease) in borrowings               2,533,542   (3,641,201)
  Sale of FHLB advances                                      --     (911,037)
  Net increase in advance payments by
    borrowers for taxes and insurance                    (6,848)      (5,687)
  Proceeds from sale of
    preferred shares of subsidiary                           --      137,672
  Cash dividends paid to SBI                            (80,000)    (100,000)
  Contributed capital from SBI                           20,000    1,100,325
                                                     ----------   ----------
Net cash provided by financing activities             1,324,152   (3,237,989)
                                                     ----------   ----------
Net change in cash and cash equivalents                (194,288)     267,240
Cash and cash equivalents at beginning of period        959,635      386,983
                                                     ----------   ----------
Cash and cash equivalents at end of period           $  765,347   $  654,223
                                                     ==========   ==========



     Supplemental Disclosures:  Income tax payments totaled
$2.0 million for the nine-month period ended September 30, 2001 and $0.8 million for the same period in 2000. Interest payments totaled $836 million for the nine-month period ended
September 30, 2001 and $940 million for the same period in 2000. Noncash activity consisted of securitization of mortgage loans into mortgage-backed investment securities of $587 million for the nine-month period ended September 30, 2001 and $623 million for the same period in 2000, and acquisitions which included
$9 billion of loans and assumption of $12 billion of deposits for the nine-month period ended September 30, 2000.

     See accompanying notes to unaudited consolidated financial statements.



                 SOVEREIGN BANK AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (Unaudited


Note 1 - Basis of Presentation and Accounting Policy

     Principles of Consolidation - The accompanying financial statements include the accounts of the Bank and its wholly-owned subsidiaries: Sovereign Dealer Finance, Inc., 1130 Abstract, Inc., Sovereign Agency LLC, Main Line Abstract Corp., First Lancaster Financial Corp., 201 Associates, Inc., Sovereign REIT Holdings, Inc., Sovereign SFG, Inc., Sovereign Trust Company, RV Marine Funding Corp., Sovereign Precious Metals LLC and Sovereign Securities Corp. LLC. All material intercompany balances and transactions have been eliminated in consolidation.

     These financial statements have been prepared in accordance with the instructions for Form 10-Q and therefore do not include certain information or footnotes necessary for the presentation of financial condition, results of operations, stockholders' equity, and cash flows in conformity with accounting principles generally accepted in the United States. However, in the opinion of management, the consolidated financial statements reflect all adjustments (which consist of normal recurring accruals) necessary for a fair presentation of the results for the unaudited periods.

     The preparation of these financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Certain amounts in the financial statements of prior periods have been reclassified to conform with the presentation used in current period financial statements. These reclassifications have no effect on net income.

     The results of operations for the nine-month period ended
September 30, 2001 are not necessarily indicative of the results which may be expected for the entire year.

     Goodwill and other intangibles on the consolidated balance sheet include amounts which are deductible for federal and state income tax purposes. The parenthetical amounts presented on the face of the statement reflect the amounts of goodwill and other intangibles, after reducing such amounts for the future tax benefits to be received as these amounts are amortized against future earnings. During the quarter ended June 30, 2001, the Bank adjusted its purchase allocation for the SBNE Acquisition resulting in total intangibles of $1.2 billion, before amortization, including $826 million of goodwill and $352 million of core deposit intangibles. In finalizing a purchase allocation, the Bank considers all the facts and circumstances that come to its attention during the acquisition period, not to exceed 12 months, and if necessary, will adjust the purchase price allocation accordingly based upon such facts.

Note 2 - Investment Securities Available-For-Sale

     The following table presents the composition and fair value of investment securities available-for-sale at the dates indicated. (dollars in thousands)

                                           September 30, 2001
                             -----------------------------------------------
                                Amortized  Unrealized    Unrealized     Fair
                                  Cost    Appreciation  Depreciation    Value
                              ----------  ------------  ------------    -----
Investment Securities
  U.S. Treasury and gov't
    agency securities         $   19,775    $    112     $    76   $   19,811
  Corporate securities/
    trust preferred              317,071       4,435      19,486      302,020
  Asset backed securities         44,642          --          --       44,642
  FHLB stock                     341,397          --          --      341,397
  Agency preferred stock         481,163       1,086         170      482,079
  Municipal securities            33,627          33          58       33,602
Mortgage-backed securities:
  Passthroughs:
    U.S. government agency     5,783,693     118,081       1,424    5,900,350
    Non-agency                 1,578,271      40,225      14,829    1,603,667
    Collateralized mortgage
      obligations                603,482       4,997      11,207      597,272
                              ----------    --------     -------   ----------
Total investment securities
  available-for-sale          $9,203,121    $168,969     $ 7,250   $9,324,840
                              ==========    ========     =======   ==========



                                            December 31, 2000
                             -----------------------------------------------
                              Amortized  Unrealized    Unrealized     Fair
                                Cost    Appreciation  Depreciation    Value
                             ---------- ------------  ------------    -----
Investment Securities
  U.S. Treasury and gov't
    agency securities         $   92,341   $    55     $    456    $   91,940
  Corporate securities/
    trust preferred              311,650    11,184        6,198       316,636
  Asset backed securities        523,466       248       12,118       511,596
  FHLB stock                     225,797        --           --       225,797
  Agency preferred stock         428,079       267        2,469       425,877
  Municipal securities             4,912       381            5         5,288
Mortgage-backed securities:
  Passthroughs:
    U.S. government agency       676,593     3,025        5,679       673,939
    Non-agency                 2,553,289       556       40,277     2,513,568
    Collateralized mortgage
      obligations                515,852       535        7,804       508,583
                              ----------   -------     --------    ----------
Total investment securities
  available-for-sale          $5,331,979   $16,251     $  75,006   $5,273,224
                              ==========   =======     =========   ==========

Note 3 - Investment Securities Held-To-Maturity

     The following table presents the composition and fair value of investment securities held-to-maturity at the dates indicated: (dollars in thousands)

                                           September 30, 2001
                             -----------------------------------------------
                                Amortized  Unrealized    Unrealized     Fair
                                  Cost    Appreciation  Depreciation    Value
                             ----------  ------------  ------------    -----
Investment Securities
  U.S. Treasury and
    gov't agency securities   $    1,905   $    55       $    --   $    1,960
  Corporate securities/
    trust preferred                   --        --            --           --
  Municipal securities             4,130        34             3        4,161
Mortgage-backed securities:
  Passthroughs
    U.S. government agency       937,973    17,723         5,644      950,052
    Non-agency                     5,643        48            75        5,616
                              ----------   -------     ---------   ----------
Total investment securities
     held-to-maturity         $  949,651   $17,860     $   5,722   $  961,789
                              ==========   =======     =========   ==========

                                            December 31, 2000
                              -----------------------------------------------
                                Amortized  Unrealized    Unrealized     Fair
                                  Cost    Appreciation  Depreciation    Value
                              ----------  ------------  ------------    -----
Investment Securities
  U.S. Treasury and gov't
    agency securities         $    6,382   $    --     $     138   $    6,244
  Corporate securities/
    trust preferred               22,535     1,545             6       24,074
  Municipal securities               739       135             6          868
Mortgage-backed securities:
  Passthroughs:
    U.S. government agency     1,558,443    14,779        16,456    1,556,766
    Non-agency                    39,118       378           234       39,262
  Collateralized mortgage
    obligations                  333,719       505         7,566      326,658
                              ----------   -------     ---------   ----------
Total investment securities
  held-to-maturity            $1,960,936   $17,342       $24,406   $1,953,872
                              ==========   =======     =========   ==========



Note 4 - Composition Of Loan Portfolio

     The following table presents the composition of the loan portfolio by type of loan and by fixed and adjustable rates at the dates indicated: (dollars in thousands)

                                September 30, 2001     December 31, 2000
                                ------------------     ------------------
                                  Amount   Percent       Amount   Percent
                                -----------  -----     -----------  -----
Residential real estate loans   $ 5,285,385   25.9%    $ 7,927,442   36.2%
Residential construction loans       53,828    0.2          51,415    0.2
                                -----------  -----     -----------  -----
  Total Residential Loans         5,339,213   26.1       7,978,857   36.4
                                -----------  -----     -----------  -----
Commercial real estate loans      2,966,026   14.5       2,793,616   12.8
Commercial and industrial loans   4,476,476   21.9       4,397,009   20.1
Automotive floor plan loans         415,475    2.0         513,641    2.3
Multi-family loans                  128,821    0.7         127,141    0.6
                                -----------  -----     -----------  -----
  Total Commercial Loans          7,986,798   39.1       7,831,407   35.8
                                -----------  -----     -----------  -----
Home equity loans                 3,709,584   18.1       3,256,598   14.9
Auto loans                        2,897,972   14.2       2,309,025   10.5
Loans to automotive lessors         309,031    1.5         317,281    1.4
Other                               194,805    1.0         211,165    1.0
                                -----------  -----     -----------  -----
  Total Consumer Loans            7,111,392   34.8       6,094,069   27.8
                                -----------  -----     -----------  -----
    Total Loans (1)             $20,437,403  100.0%    $21,904,333  100.0
                                ===========  =====     ===========  =====

  Total Loans with:
     Fixed rate                 $12,941,853   63.3%    $14,157,623   64.6%
     Variable rate                7,495,550   36.7       7,746,710   35.4
                                -----------  -----     -----------  -----
         Total Loans (1)        $20,437,403  100.0%    $21,904,333  100.0%
                                ===========  =====     ===========  =====

(1) Loans totals include deferred loan fees and unamortized premiums and discounts. These fees, premiums and discounts resulted in a net increase in loans of $21 million at September 30, 2001 and a net decrease of $32 million at December 31, 2000.

Note 5 - Deposit Portfolio Composition

     The following table presents the composition of deposits and other customer accounts at the dates indicated: (dollars in thousands)

                            September 30, 2000          December 31, 2000
                        -------------------------   ------------------------
                                     Weighted                  Weighted
                                      Average                   Average
                             Amount   Percent  Rate    Amount   Percent  Rate
                         -----------  ------  ----   ----------- -----  -----
Demand deposit accounts  $ 3,409,757   14.6%  0.00%  $ 3,475,994   14%     -%
NOW accounts               4,290,831   18.4%  1.22%    4,247,194   17%  2.67%
Savings accounts           2,946,103   12.6%  1.82%    2,952,960   12%  2.38%
Money market accounts      4,955,557   21.2%  2.43%    4,553,020   19%  4.44%
Retail certificates        7,429,489   31.8%  4.88%    8,371,936   34%  5.91%
Jumbo certificates           324,638    1.4%  3.88%      897,813    4%  6.55%
                         -----------  -----   ----   ----------   ---   ----
Total Deposits           $23,356,375  100.0%  2.57%  $24,498,917  100%  3.83%
                         ===========  =====   ====   ===========  ===   ====

Note 6 - Borrowings

     The following table presents information regarding borrowings at the dates indicated:

                        September 30, 2001   December 31, 2000
                        ------------------   -----------------
                                  (dollars in thousands)
                                    Weighted            Weighted
                                     Average             Average
                          Balance     Rate    Balance     Rate
                         ----------   ----   ----------   ----
Federal funds purchase   $  795,000   2.75%  $  130,000   5.23%
Securities sold under
  repurchase agreements          --             230,900   6.58%
FHLB advances             2,346,215   3.64%     970,000   6.62%
                         ----------   ----    ---------   ----
Total Borrowings         $3,141,215   3.41%  $1,330,900   6.48%
                         ==========   ====   ==========   ====



Note 7 - Long-Term Debt

     Long-term borrowings (original maturities greater than one year) consisted of the following:

                               September 30,   December 31
                                   2001            2000
                                ----------      ----------
                                 (dollars in thousands)
Securities sold under
  repurchase agreements         $  155,000      $        -
FHLB advances                    4,105,933       3,545,776
Other                               11,777           3,707
                                ----------      ----------
Total Long Term Borrowings      $4,272,710      $3,549,483
                                ==========      ==========



Note 8 - Restructuring Expense

     In November, 2000, the Bank announced the results of a restructuring initiative in which management analyzed front and back office operations and computer operating platforms which were duplicative as a result of the acquisition and eliminated approximately 600 positions. In total, the Bank recorded
$18.5 million in restructuring costs, which were comprised of $14 million of severance and outplacement costs and a $4.5 million write-off of a redundant computer-operating platform. During the first quarter of 2001, the Bank incurred an additional $8.5 million pre-tax ($5.5 million after-tax) of restructuring charges related to the closure of 14 in-store offices and a redirection of e-commerce efforts.

Note 9 - Comprehensive Income

     The following table presents the components of comprehensive income, net of related tax, based on the provisions of SFAS No. 130 for the periods indicated: (dollars in thousands)
                                            Nine-Month Period
                                           Ended September 30,
                                          ---------------------
                                            2001         2000
                                          --------     --------

Net income                                $137,051     $ 54,068
Effect of change in accounting
  principle                                 (9,951)          --
Net unrealized gains on derivatives        (89,430)          --
Net unrealized (losses) on
  available-for-sale securities            126,780       44,920
Less:
  Reclassification
    adjustment derivatives                  (9,515)          --
  Reclassification adjustment available
    for-sale securities                     10,026      (70,254)
                                          --------     --------
Net unrealized (losses)/gains
  recognized in other
  comprehensive income                      26,888      115,174
                                          --------     --------

Comprehensive income                      $163,939     $169,242
                                          ========     ========

     Accumulated other comprehensive loss, net of related tax, consisted of net unrealized gains on securities of $78.9 million and net unrealized losses on derivative of $90.0 million at September 30, 2001 and net unrealized losses on securities of $38.0 million at December 31, 2000.

Note 10 - Derivatives

     The Bank uses a variety of off-balance-sheet financial derivatives as part of its overall interest rate risk management process and to manage risk associated with mortgage banking activities. Interest rate swaps are generally used to convert fixed rate assets and liabilities to variable rate assets and liabilities and vice versa. Interest rate caps are generally used to limited the exposure from repricing of liabilities. Interest rate floors are generally used to limit the exposure from repricing of assets. In certain cases, interest rate caps and floors are simultaneously brought and sold to create a range of protection against changing interest rates while limiting the cost of that protection. Forward contracts are used to manage risk positions associated with mortgage origination. Substantially, all forward contracts mature within 90 days of origination. Forward contracts are traded in over-the-counter markets and do not have standardized terms. Counterparties to the Bank's forward contracts are primarily U.S. government agencies and brokers and dealers in mortgage-backed securities.

     Effective January 1, 2001, the Bank adopted Financial Accounting Standard No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, which required that all derivative instruments be reported on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships. Upon adoption, the Bank designated derivative instruments used for risk management into hedging relationships in accordance with the requirements of the new standard. Derivative instruments used to hedge changes in the fair value of assets and liabilities due to changes in interest rates or other factors were designated in fair value hedge relationships. The Bank accounts for changes in the value of both the fair value hedges and the corresponding hedged items as a component of other operating income. Derivative instruments used to hedge the variability of forecasted cash flows attributable to a specific risk, generally interest rate risk, were designated in cash flow hedge relationships. The changes in fair value of cash flow hedges are recorded as other comprehensive income to the extent effective. The ineffective portion, if any, of cash flow hedges is recorded as other operating income. On January 1, 2001, after-tax transition amounts associated with establishing the fair values of the derivative instruments and hedged items on the balance sheet of $0.7 million and $6.7 million were recorded as an increase of net income and a reduction in other comprehensive income, respectively. Additionally, as allowed by FAS 133, the Bank reclassified $800 million of held-to-maturity securities to available for sale on January 1, 2001. These securities had an unrealized loss of $4.9 million, ($3.2 million net of tax) at January 1, 2001, which was recorded as a reduction in other comprehensive income.

     At September 30, 2001, the fair value of the Bank's interest rate swap agreements that were designated as fair value hedges was $8.5 million. Fair value hedges are utilized to convert fixed rate long-term debt and brokered deposits to variable rate. In certain instances, the interest rate swaps utilized have embedded call options that mirror embedded purchased call options in the underlying liability being hedged. At September 30, 2001, the fair value of the Bank's interest rate swap agreements that were designated as cash flow hedges was $135.5 million, which was a change of $125.2 million since January 1, 2001. Cash flow hedges are utilized to convert certain long-term variable rate FHLB advances to fixed rate.
The difference attributable to ineffectiveness for both the fair value hedges and the cash flow hedges for the nine month period ended September 30, 2001, was immaterial.

     The Bank's Capital Markets Group provides risk management services for its customers. The Bank purchases and sells certain derivatives including interest rate swaps, caps and floors. Customer related derivative financial instrument transactions are generally marked to market and any gains or losses are recorded in the income statement. The Bank also holds derivatives in connection with its securities trading activities and, at times, takes minimal positions in the expectation of profiting from favorable movements in interest rates.

Note 11 - Pending Accounting Pronouncements

     In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill will no longer be amortized but will be subject to annual impairment tests in accordance with the statements. Other intangible assets will continue to be amortized over their useful lives.

     The Bank will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Application of the non-amortization provisions of the statement is expected to result in an increase in net income of $30 million net of tax per year. During 2002, the Bank will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002, and has not yet determined what the effect of these tests will be on the earnings and financial position of the Bank.

Note 12 - Pending Acquisition of Main Street Bancorp, Inc.

     On July 17, 2001, SBI announced the signing of a definitive agreement to acquire Main Street Bancorp, Inc. ("Main Street") for approximately $170 million in stock and cash. Main Street is a $1.5 billion bank holding company headquartered in Reading, Pennsylvania, with 39 community banking offices serving southeastern Pennsylvania.

     The transaction, which is scheduled to close in the first quarter of 2002, is expected to add $1.3 billion of customer deposits and $850 million of loans, while enhancing the Bank's small business and middle market lending capabilities in the region.



                             PART II
              INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Pennsylvania law provides that a Pennsylvania corporation may indemnify any person who is or was serving at the request of the corporation as a representative of another entity against liabilities they may incur in such capacity for any action taken or any failure to act, whether or not the corporation would have the power to indemnify the person under any provision of law, unless such action or failure to act is determined by a court to have constituted recklessness or willful misconduct.

     The bylaws of SBI provide for indemnification of the directors, officers, employees and agents of SBI and its subsidiaries, including the registrant.

     Directors and officers of the registrant are also insured against certain liabilities for their actions, as such, by an insurance policy obtained by SBI.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)     EXHIBITS

     EXHIBIT
     NUMBER   DESCRIPTION

      3.1     Charter of Sovereign Bank, dated December 23,
              1996, as amended

      3.2     Bylaws of Sovereign Bank

      5.1     Opinion of Stevens & Lee, P.C.

     10.1     Registration Rights Agreement dated as of
              August 28, 2000 among Sovereign Real Estate
              Investment Trust, Sovereign Bank, and Lehman
              Brothers Inc. and Salomon Smith Barney Inc.

     12.1     Ratio of Earnings to Fixed Charges

     23.1     Consent of Stevens & Lee, P.C. (included in
              Exhibit 5.1)

     23.2     Consent of Ernst & Young LLP

     24.1     Powers of Attorney (included on signature page)


ITEM 22.  UNDERTAKINGS.

     (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of this offering circular, by any person or party who is deemed to be an underwriter within the meaning of the Federal securities laws, the issuer undertakes that such offering circular will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the application form; and

     (2)   The registrant undertakes that every offering
circular:   (i) that is filed pursuant to paragraph (1)
immediately preceding, or (ii) that purports to meet the requirements of the Federal securities laws and is used in connection with a future offering of securities on a delayed or continuous basis pursuant to the Federal securities laws, will be filed as part of an amendment to the offering circular and will not be used until such amendment is effective, and that, for purpose of determining any liability under the Federal securities laws, each such post-effective amendment shall be deemed to be a new offering circular relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) Insofar as indemnification for liabilities arising under the Federal securities laws may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 20, or otherwise, the registrant has been advised that in the opinion of the OTS such indemnification is against public policy as expressed in the Federal securities laws and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Federal securities laws and will be governed by the final adjudication of such issue.

     (4) The undersigned hereby undertakes to respond to requests for information that is incorporated by reference into the offering circular pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the date of the offering circular through the date of responding to the request.

     (5) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the offering circular when it became effective.



                            SIGNATURES

     Pursuant to the requirements of the Office of Thrift
Supervision, the registrant has duly caused this Offering
Circular to be signed on its behalf by the undersigned, thereunto duly authorized, in the Borough of Wyomissing, Commonwealth of Pennsylvania on July 19, 2001.

                       SOVEREIGN BANK

                       By  /s/ Jay S. Sidhu
                           Jay S. Sidhu,
                           President and Chief Executive Officer


                        POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Mark R. McCollom, Wesley R. Kelso, Esquire or Joseph M. Harenza, Esquire, and each of them (with full power to act alone), as his true and lawful attorneys-in-fact and agents, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any additional Registration Statement pursuant to Federal securities laws, and any or all amendments (including post-effective amendments) to this Offering Circular (or Offering Circulars, if any additional Offering Circular is filed pursuant to the Federal securities laws), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Office of Thrift Supervision granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Federal securities laws, this Offering Circular has been signed by the following persons in the capacities indicated on July 19, 2001.

/s/ Richard E. Mohn          Chairman of the       July 19, 2001
                             Board
Richard E. Mohn

/s/ Jay S. Sidhu             Director              July 19, 2001
Jay S. Sidhu                 (Principal Executive
                             Officer)

/s/ John M. Arnold           Director              July 19, 2001
John M. Arnold

/s/ P. Michael Ehlerman      Director              July 19, 2001
P. Michael Ehlerman

/s/ John A. Fry              Director              July 19, 2001
John A. Fry

/s/ Brian Hard               Director              July 19, 2001
Brian Hard

/s/ Andrew Hove, Jr.         Director              July 19, 2001
Andrew Hove, Jr.

/s/ Stewart B. Kean          Director              July 19, 2001
Stewart B. Kean

/s/ George W. Reinhard       Director              July 19, 2001
George W. Reinhard

/s/ Daniel K. Rothermel      Director              July 19, 2001
Daniel K. Rothermel

/s/ Elizabeth B. Rothermel   Director              July 19, 2001
Elizabeth B. Rothermel

/s/ Robert A. Sadler         Director              July 19, 2001
Robert A. Sadler

/s/ Cameron C. Troilo, Sr.   Director              July 19, 2001
Cameron C. Troilo, Sr.

/s/ Mark R. McCollom         Principal Financial   July 19, 2001
Mark R. McCollom             and Accounting
                             Officer



                            EXHIBITS
    EXHIBIT
     NUMBER   DESCRIPTION

      3.1     Charter of Sovereign Bank, dated December 23,
              1996, as amended

      3.2     Bylaws of Sovereign Bank

      5.1     Opinion of Stevens & Lee, P.C.

     10.1     Registration Rights Agreement dated as of
              August 28, 2000 among Sovereign Real Estate
              Investment Trust, Sovereign Bank, and Lehman
              Brothers Inc. and Salomon Smith Barney Inc.

     12.1     Ratio of Earnings to Fixed Charges

     23.1     Consent of Stevens & Lee, P.C. (included in
              Exhibit 5.1)

     23.2     Consent of Ernst & Young LLP

     24.1     Powers of Attorney (included on signature page)